Exhibit 99.9
Ind AS Standalone

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Condensed Standalone Financial Statements

Opinion

We have audited the accompanying interim condensed standalone financial statements of INFOSYS LIMITED (the “Company”), which comprise the Condensed Balance Sheet as at March 31, 2026, the Condensed Statement of Profit and Loss (including Other Comprehensive Income), for the three months and year ended on that date, the Condensed Statement of Changes in Equity, and the Condensed Statement of Cash Flows for the year ended on that date, and notes to the financial statements including a summary of the material accounting policies and other explanatory information (hereinafter referred to as the “interim condensed standalone financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed standalone financial statements give a true and fair view in conformity with Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”), read with relevant rules issued thereunder and other accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2026, its profit and other comprehensive income for the three months and year ended on that date, changes in equity and its cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the interim condensed standalone financial statements in accordance with the Standards on Auditing (“SAs”) specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Condensed Standalone Financial Statements section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the interim condensed standalone financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the interim condensed standalone financial statements.

Responsibilities of Management and Board of Directors for the Interim Condensed Standalone Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim condensed standalone financial statements that give a true and fair view of the financial position, financial performance, including other comprehensive income, changes in equity and cash flows of the Company in accordance with Ind AS 34 and other accounting principles generally accepted in India. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the interim condensed standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the interim condensed standalone financial statements, Board of Directors is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are also responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Interim Condensed Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim condensed standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim condensed standalone financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim condensed standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim condensed standalone financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the interim condensed standalone financial statements, including the disclosures, and whether the interim condensed standalone financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Materiality is the magnitude of misstatements in the interim condensed standalone financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim condensed standalone financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim condensed standalone financial statements.

We also communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: April 23, 2026	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Vikas Bagaria Partner (Membership No.060408) UDIN:26060408MBGUXB9194

INFOSYS LIMITED
Condensed Standalone Financial Statements under Indian Accounting Standards (Ind AS) for the three months and year ended March 31, 2026

Index
Condensed Balance Sheet
Condensed Statement of Profit and Loss
Condensed Statement of Changes in Equity
Condensed Statement of Cash Flows
Overview and Notes to the Interim Condensed Standalone Financial Statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Use of estimates and judgments
1.4 Critical accounting estimates and judgements
2. Notes to the Interim Condensed Financial Statements
2.1 Property, plant and equipment
2.2 Goodwill and other intangible assets
2.3 Leases
2.4 Investments
2.5 Loans
2.6 Other financial assets
2.7 Trade Receivables
2.8 Cash and cash equivalents
2.9 Other assets
2.10 Financial instruments
2.11 Equity
2.12 Other financial liabilities
2.13 Trade payables
2.14 Other liabilities
2.15 Provisions
2.16 Income taxes
2.17 Revenue from operations
2.18 Other income, net
2.19 Expenses
2.20 Earnings per equity share
2.21 Contingent liabilities and commitments
2.22 Related party transactions
2.23 Segment Reporting

INFOSYS LIMITED

(In crore)

Condensed Standalone Balance Sheet as at	Note No.	March 31, 2026	March 31, 2025
ASSETS
Non-current assets
Property, plant and equipment	2.1	10,774	10,070
Right-of-use assets	2.3	2,851	3,078
Capital work-in-progress		512	778
Goodwill	2.2	211	211
Financial assets
Investments	2.4	26,036	27,371
Loans	2.5	5	26
Other financial assets	2.6	1,835	2,350
Deferred tax assets (net)	2.16	1,347	497
Income tax assets (net)	2.16	99	1,164
Other non-current assets	2.9	2,590	2,223
Total non-current assets		46,260	47,768
Current assets
Financial assets
Investments	2.4	12,039	11,147
Trade receivables	2.7	30,337	26,413
Cash and cash equivalents	2.8	8,727	14,265
Loans	2.5	189	207
Other financial assets	2.6	14,770	12,569
Income tax assets (net)	2.16	1,745	2,949
Other current assets	2.9	12,624	9,618
Total current assets		80,431	77,168
Total assets		126,691	124,936
EQUITY AND LIABILITIES
Equity
Equity share capital	2.11	2,027	2,076
Other equity		78,847	85,256
Total equity		80,874	87,332
LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	2.3	2,815	2,694
Other financial liabilities	2.12	1,880	1,991
Deferred tax liabilities (net)		990	1,062
Other non-current liabilities	2.14	495	95
Total non - current liabilities		6,180	5,842
Current liabilities
Financial liabilities
Lease liabilities	2.3	934	765
Trade payables	2.13
Total outstanding dues of micro enterprises and small enterprises		9	8
Total outstanding dues of creditors other than micro enterprises and small enterprises		3,530	2,720
Other financial liabilities	2.12	16,812	14,101
Other current liabilities	2.14	12,478	9,159
Provisions	2.15	1,064	993
Income tax liabilities (net)	2.16	4,810	4,016
Total current liabilities		39,637	31,762
Total equity and liabilities		126,691	124,936

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018
Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437

Bengaluru April 23, 2026	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

INFOSYS LIMITED

(In crore except equity share and per equity share data)

Condensed Standalone Statement of Profit and Loss for the	Note No.	Three months ended March 31,		Year ended March 31,
		2026	2025	2026	2025
Revenue from operations	2.17	38,641	34,136	148,819	136,592
Other income, net	2.18	1,063	1,323	6,491	4,782
Total income		39,704	35,459	155,310	141,374
Expenses
Employee benefit expenses	2.19	18,886	17,259	73,239	67,466
Cost of technical sub-contractors		5,780	4,941	22,388	19,353
Travel expenses		401	413	1,596	1,467
Cost of software packages and others	2.19	2,415	2,142	9,274	9,617
Communication expenses		96	104	419	448
Consultancy and professional charges		561	358	1,846	1,245
Depreciation and amortization expenses		601	590	2,394	2,619
Finance cost		54	51	207	221
Other expenses	2.19	954	540	4,044	3,497
Total expenses		29,748	26,398	115,407	105,933
Profit before exceptional item and tax		9,956	9,061	39,903	35,441
Exceptional item
Impact of Labour Codes	2.19.5	–	–	1,146	–
Profit before tax		9,956	9,061	38,757	35,441
Tax expense:
Current tax	2.16	2,119	2,408	10,459	10,836
Deferred tax	2.16	(138)	25	(913)	(963)
Profit for the period		7,975	6,628	29,211	25,568
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		(245)	(144)	(285)	(81)
Equity instruments through other comprehensive income, net		374	30	397	19
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		(11)	(57)	(1)	(24)
Fair value changes on investments, net		(91)	63	(26)	191

Total other comprehensive income/ (loss), net of tax		27	(108)	85	105

Total comprehensive income for the period		8,002	6,520	29,296	25,673
Earnings per equity share
Equity shares of par value 5/- each
Basic (in per share)		19.67	15.96	70.87	61.58
Diluted (in per share)		19.65	15.93	70.78	61.46
Weighted average equity shares used in computing earnings per equity share
Basic (in shares)	2.20	4,05,48,45,495	4,15,24,56,999	4,12,19,31,567	4,15,19,36,905
Diluted (in shares)	2.20	4,05,92,27,155	4,15,96,21,677	4,12,70,28,321	4,15,99,05,476

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018
Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437

Bengaluru April 23, 2026	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

INFOSYS LIMITED

Condensed Standalone Statement of Changes in Equity

(In crore)

Particulars	Equity Share Capital	Other Equity											Total equity attributable to equity holders of the Company
		Reserves & Surplus								Other comprehensive income
		Capital reserve		Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)
		Capital reserve	Other reserves (2)
Balance as at April 1, 2024	2,075	54	2,862	169	580	62,551	162	913	11,787	279	6	(262)	81,176
Changes in equity for the year ended March 31, 2025
Profit for the year	–	–	–	–	–	25,568	–	–	–	–	–	–	25,568
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	(81)	(81)
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	–	–	–	19	–	–	19
Fair value changes on derivatives designated as cash flow hedge, net*	–	–	–	–	–	–	–	–	–	–	(24)	–	(24)
Fair value changes on investments, net*	–	–	–	–	–	–	–	–	–	–	–	191	191
Total comprehensive income for the year	–	–	–	–	–	25,568	–	–	–	19	(24)	110	25,673
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	–	821	–	–	(821)	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve to retained earnings	–	–	–	–	–	2,999	–	–	(2,999)	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	–	(74)	–	–	74
Transferred on account of exercise of stock options (Refer to note 2.11)	–	–	–	–	472	–	–	(472)	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	–	197	(197)	–	–	–	–	–
Shares issued on exercise of employee stock options (Refer to note 2.11)	1	–	–	–	2	–	–	–	–	–	–	–	3
Employee stock compensation expense (Refer to note 2.11)	–	–	–	–	–	–	–	786	–	–	–	–	786
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	–	39	–	–	–	–	39
Dividends	–	–	–	–	–	(20,345)	–	–	–	–	–	–	(20,345)
Balance as at March 31, 2025	2,076	54	2,862	169	1,054	71,520	359	1,069	8,041	298	(18)	(152)	87,332

INFOSYS LIMITED

Condensed Standalone Statement of Changes in Equity (contd.)

(In crore)

Particulars	Equity Share Capital	Other Equity											Total equity attributable to equity holders of the Company
		Reserves & Surplus								Other comprehensive income
		Capital reserve		Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)
		Capital reserve	Other reserves (2)
Balance as at April 1, 2025	2,076	54	2,862	169	1,054	71,520	359	1,069	8,041	298	(18)	(152)	87,332
Changes in equity for the year ended March 31, 2026
Profit for the year	–	–	–	–	–	29,211	–	–	–	–	–	–	29,211
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	(285)	(285)
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	–	–	–	397	–	–	397
Fair value changes on derivatives designated as cash flow hedge, net*	–	–	–	–	–	–	–	–	–	–	(1)	–	(1)
Fair value changes on investments, net*	–	–	–	–	–	–	–	–	–	–	–	(26)	(26)
Total comprehensive income for the year	–	–	–	–	–	29,211	–	–	–	397	(1)	(311)	29,296
Buyback of equity shares (Refer to note 2.11)	(50)	–	–	–	(1,244)	(16,346)	(360)	–	–	–	–	–	(18,000)
Transaction cost relating to buyback (Refer to note 2.11)	–	–	–	–	(17)	(27)	–	–	–	–	–	–	(44)
Amount transferred to capital redemption reserve upon buyback (Refer to note 2.11)	–	–	–	50	–	–	(50)	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	–	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	–	1,261	–	–	(1,261)	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve to retained earnings	–	–	–	–	–	1,956	–	–	(1,956)	–	–	–	–
Transferred on account of exercise of stock options (Refer to note 2.11)	–	–	–	–	449	–	–	(449)	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	–	63	(63)	–	–	–	–	–
Shares issued on exercise of employee stock options (Refer to note 2.11)	1	–	–	–	1	–	–	–	–	–	–	–	2
Employee stock compensation expense (Refer to note 2.11)	–	–	–	–	–	–	–	938	–	–	–	–	938
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	–	44	–	–	–	–	44
Dividends	–	–	–	–	–	(18,694)	–	–	–	–	–	–	(18,694)
Balance as at March 31, 2026	2,027	54	2,862	219	243	68,881	12	1,539	4,824	695	(19)	(463)	80,874

*	net of tax

(1)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

(2)	Profit / loss on transfer of business between entities under common control taken to reserve.

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018
Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437

Bengaluru April 23, 2026	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

INFOSYS LIMITED

Condensed Standalone Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the year is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The Company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Year ended March 31,
		2026	2025
Cash flow from operating activities
Profit for the year		29,211	25,568
Adjustments to reconcile net profit to net cash provided by operating activities
Depreciation and Amortization		2,394	2,619
Income tax expense	2.16	9,546	9,873
Impairment loss recognized / (reversed) under expected credit loss model		71	(7)
Finance cost		207	221
Interest and dividend income		(4,885)	(3,699)
Stock compensation expense		846	712
Provision for post sale client support		(191)	(114)
Exchange differences on translation of assets and liabilities, net		777	170
Interest receivable on income tax refund		(63)	(327)
Other adjustments		169	165
Changes in assets and liabilities
Trade receivables and unbilled revenue		(6,018)	(2,994)
Loans, other financial assets and other assets		(3,870)	(1,942)
Trade payables		812	236
Other financial liabilities, other liabilities and provisions		6,330	3,529
Cash generated from operations		35,336	34,010
Income taxes paid		(7,172)	(4,601)
Net cash generated by operating activities		28,164	29,409
Cash flow from investing activities
Expenditure on property, plant and equipment and intangibles, net of sale proceeds (Refer to note 2.1)		(2,170)	(1,587)
Deposits placed with corporation		(660)	(1,026)
Redemption of deposits placed with corporation		459	593
Interest and dividend received		2,269	1,672
Dividend received from subsidiary		2,676	1,522
Loan given to subsidiaries		–	(10)
Loan repaid by subsidiaries		10	–
Payment of contingent consideration pertaining to acquisition of business		(13)	–
Investment in subsidiaries		(781)	(4,361)
Proceeds from sale of investment in subsidiaries		4	–
Payment towards acquisition		–	(184)
Other receipts		–	2
Payments to acquire investments
Mutual fund units		(67,178)	(66,637)
Commercial papers		(2,875)	(6,058)
Certificates of deposit		(12,665)	(6,138)
Tax free bonds and government bonds		(126)	–
Government Securities		(2,859)	–
Non-convertible debentures		(3,031)	(3,240)
Other investments		(2)	(25)
Proceeds on sale of investments
Mutual fund units		66,362	67,597
Target maturity fund		487	–
Commercial papers		5,250	7,260
Certificates of deposit		8,592	5,984
Non-convertible debentures		3,818	2,376
Government Securities		5,159	200
Tax free bonds and government bonds		1,356	105
Other investments		4	12
Escrow and deposits pertaining to buyback		(1,815)	–
Redemption of escrow and other deposits pertaining to buyback		1,815	–
Net cash (used in) / generated from investing activities		4,086	(1,943)
Cash flow from financing activities
Payment of Lease Liabilities		(912)	(859)
Shares issued on exercise of employee stock options		2	3
Other (payments)/receipts		(125)	(186)
Payment of dividends		(18,694)	(20,337)
Buyback of equity shares including transaction cost		(18,058)	–
Net cash used in financing activities		(37,787)	(21,379)
Net increase / (decrease) in cash and cash equivalents		(5,537)	6,087
Effect of exchange rate changes on cash and cash equivalents		(1)	(13)
Cash and cash equivalents at the beginning of the period	2.8	14,265	8,191
Cash and cash equivalents at the end of the period	2.8	8,727	14,265
Supplementary information:
Restricted cash balance	2.8	52	45

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018
Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437

Bengaluru April 23, 2026	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

INFOSYS LIMITED

Overview and Notes to the Interim Condensed Standalone Financial Statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or 'Infosys') provides AI-first business consulting and technology services, to enable organizations to unlock AI value at scale. With over four decades of experience in managing the systems and workings of global enterprises, Infosys accelerates business transformation through its AI-first value framework, deep domain expertise, and unique ability to orchestrate innovations from its AI-native partner ecosystem. Infosys’s strategy is to be the navigator for its clients as they ideate, plan and execute on their journey to an AI-first future

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics City, Hosur Road, Bengaluru 560100, Karnataka, India. The company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The interim condensed standalone financial statements are approved for issue by the Company's Board of Directors on April 23, 2026.

1.2 Basis of preparation of financial statements

These interim condensed standalone financial statements are prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting, under the historical cost convention on accrual basis except for certain financial instruments which are measured at fair values and defined benefit liability/(asset) which is recognized at the present value of defined benefit obligation less fair value of plan assets, the provisions of the Companies Act, 2013 (''the Act'') and guidelines issued by the Securities and Exchange Board of India (SEBI). Accordingly, these interim condensed standalone financial statements do not include all the information required for a complete set of financial statements. These interim condensed standalone financial statements should be read in conjunction with the standalone financial statements and related notes included in the Company’s Annual Report for the year ended March 31, 2025. The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use. The material accounting policy information used in preparation of the audited interim condensed standalone financial statements have been discussed in the respective notes.

As the quarter and year-to-date figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year-to-date figures reported in this statement.

1.3 Use of estimates and judgments

The preparation of the interim condensed standalone financial statements in conformity with Ind AS requires the management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the interim condensed standalone financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note no. 1.4. Critical accounting estimates and judgments could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgements are reflected in the interim condensed standalone financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the interim condensed standalone financial statements.

1.4 Critical accounting estimates and judgments

a. Revenue recognition

The Company’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Company uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Company considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Company's two major tax jurisdictions are India and the United States, though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. (Refer to note 2.16).

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Company's assets are determined by the management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. (Refer to note 2.1).

2. Notes to the Interim Condensed Standalone Financial Statements

2.1 PROPERTY, PLANT AND EQUIPMENT

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method.

The estimated useful lives of assets are as follows:

Building(1)	22-25 years
Plant and machinery(1)	5 years
Office equipment	5 years
Computer equipment(1)	3-5 years
Furniture and fixtures(1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the interim condensed Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the condensed Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the three months ended March 31, 2026 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at January 1, 2026	1,438	10,632	3,280	1,451	7,994	2,105	794	43	27,737
Additions	–	682	205	64	405	120	7	–	1,483
Deletions*	–	(2)	(11)	(18)	(356)	(25)	(11)	(1)	(424)
Gross carrying value as at March 31, 2026	1,438	11,312	3,474	1,497	8,043	2,200	790	42	28,796
Accumulated depreciation as at January 1, 2026	–	(5,264)	(2,990)	(1,244)	(5,987)	(1,826)	(641)	(40)	(17,992)
Depreciation	–	(100)	(46)	(23)	(224)	(37)	(17)	–	(447)
Accumulated depreciation on deletions*	–	–	11	18	351	25	11	1	417
Accumulated depreciation as at March 31, 2026	–	(5,364)	(3,025)	(1,249)	(5,860)	(1,838)	(647)	(39)	(18,022)
Carrying value as at January 1, 2026	1,438	5,368	290	207	2,007	279	153	3	9,745
Carrying value as at March 31, 2026	1,438	5,948	449	248	2,183	362	143	3	10,774

The changes in the carrying value of property, plant and equipment for the three months ended March 31, 2025 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at January 1, 2025	1,430	10,623	3,241	1,421	7,439	2,162	945	45	27,306
Additions	47	3	6	15	576	6	17	1	671
Deletions**	–	(5)	(9)	(13)	(98)	(42)	(181)	–	(348)
Gross carrying value as at March 31, 2025	1,477	10,621	3,238	1,423	7,917	2,126	781	46	27,629
Accumulated depreciation as at January 1, 2025	–	(4,867)	(2,856)	(1,183)	(5,921)	(1,801)	(770)	(42)	(17,440)
Depreciation	–	(98)	(40)	(24)	(238)	(36)	(22)	(1)	(459)
Accumulated depreciation on deletions**	–	1	8	12	97	41	181	–	340
Accumulated depreciation as at March 31, 2025	–	(4,964)	(2,888)	(1,195)	(6,062)	(1,796)	(611)	(43)	(17,559)
Carrying value as at January 1, 2025	1,430	5,756	385	238	1,518	361	175	3	9,866
Carrying value as at March 31, 2025	1,477	5,657	350	228	1,855	330	170	3	10,070

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2026 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2025	1,477	10,621	3,238	1,423	7,917	2,126	781	46	27,629
Additions	27	704	260	116	1,218	174	49	1	2,549
Deletions* #	(66)	(13)	(24)	(42)	(1,092)	(100)	(40)	(5)	(1,382)
Gross carrying value as at March 31, 2026	1,438	11,312	3,474	1,497	8,043	2,200	790	42	28,796
Accumulated depreciation as at April 1, 2025	–	(4,964)	(2,888)	(1,195)	(6,062)	(1,796)	(611)	(43)	(17,559)
Depreciation	–	(401)	(161)	(95)	(872)	(142)	(76)	(1)	(1,748)
Accumulated depreciation on deletions* #	–	1	24	41	1,074	100	40	5	1,285
Accumulated depreciation as at March 31, 2026	–	(5,364)	(3,025)	(1,249)	(5,860)	(1,838)	(647)	(39)	(18,022)
Carrying value as at April 1, 2025	1,477	5,657	350	228	1,855	330	170	3	10,070
Carrying value as at March 31, 2026	1,438	5,948	449	248	2,183	362	143	3	10,774

*	During the three months and year ended March 31, 2026, certain assets which were not in use having gross book value of 288 crore (net book value: Nil) and 1022 crore (net book value: Nil), respectively were retired.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2025 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2024	1,430	10,679	3,214	1,370	7,379	2,160	963	45	27,240
Additions	47	32	45	97	1,013	47	68	2	1,351
Deletions** #	–	(90)	(21)	(44)	(475)	(81)	(250)	(1)	(962)
Gross carrying value as at March 31, 2025	1,477	10,621	3,238	1,423	7,917	2,126	781	46	27,629
Accumulated depreciation as at April 1, 2024	–	(4,575)	(2,732)	(1,139)	(5,497)	(1,709)	(733)	(42)	(16,427)
Depreciation	–	(402)	(176)	(99)	(1,034)	(166)	(125)	(2)	(2,004)
Accumulated depreciation on deletions** #	–	13	20	43	469	79	247	1	872
Accumulated depreciation as at March 31, 2025	–	(4,964)	(2,888)	(1,195)	(6,062)	(1,796)	(611)	(43)	(17,559)
Carrying value as at April 1, 2024	1,430	6,104	482	231	1,882	451	230	3	10,813
Carrying value as at March 31, 2025	1,477	5,657	350	228	1,855	330	170	3	10,070

**	During the three months and year ended March 31, 2025, certain assets which were not in use having gross book value of 76 crore (net book value: Nil) and 411 crore (net book value: Nil), respectively were retired.

#	Proceeds from sale of property plant and equipment amounted to 267 crore and 121 crore for the year ended March 31, 2026 and March 31, 2025, respectively.

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
(2)	Includes certain assets provided on cancellable operating lease to subsidiaries.

The aggregate depreciation has been included under depreciation and amortization expense in the condensed standalone statement of Profit and Loss.

Repairs and maintenance costs are recognized in the condensed standalone statement of Profit and Loss when incurred.

2.2 GOODWILL AND OTHER INTANGIBLE ASSETS

2.2.1 Goodwill

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Carrying value at the beginning	211	211
Carrying value at the end	211	211

2.2.2 Other Intangible Assets

Accounting Policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labor, overhead costs that are directly attributable to prepare the asset for its intended use.

2.3 LEASES

Accounting Policy

The Company as a lessee

The Company’s lease asset classes primarily consist of leases for land, buildings and computers. The Company assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether: (i) the contract involves the use of an identified asset (ii) the Company has substantially all of the economic benefits from use of the asset through the period of the lease and (iii) the Company has the right to direct the use of the asset.

At the date of commencement of the lease, the Company recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Company determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Company makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements include the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right-of-use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the Company changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Company as a lessor

Leases for which the Company is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For finance lease, finance income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease and for operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Following are the changes in the carrying value of right-of-use assets for the three months ended March 31, 2026:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at January 1, 2026	475	2,074	432	2,981
Additions*	–	24	77	101
Deletions	–	(16)	(57)	(73)
Depreciation	(2)	(101)	(55)	(158)
Balance as at March 31, 2026	473	1,981	397	2,851

*	Net of adjustments on account of modifications

Following are the changes in the carrying value of right-of-use assets for the three months ended March 31, 2025:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at January 1, 2025	531	2,092	502	3,125
Additions*	–	212	48	260
Deletions	–	(107)	(68)	(175)
Depreciation	(1)	(92)	(39)	(132)
Balance as at March 31, 2025	530	2,105	443	3,078

*	Net of adjustments on account of modifications

Following are the changes in the carrying value of right-of-use assets for the year ended March 31, 2026:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at April 1, 2025	530	2,105	443	3,078
Additions*	–	318	457	775
Deletions	(53)	(22)	(271)	(346)
Depreciation	(4)	(420)	(232)	(656)
Balance as at March 31, 2026	473	1,981	397	2,851

*	Net of adjustments on account of modifications

Following are the changes in the carrying value of right-of-use assets for the year ended March 31, 2025:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at April 1, 2024	534	2,266	503	3,303
Additions*	–	430	353	783
Deletions	–	(181)	(207)	(388)
Depreciation	(4)	(410)	(206)	(620)
Balance as at March 31, 2025	530	2,105	443	3,078

*	Net of adjustments on account of modifications

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the interim condensed statement of Profit and Loss.

The following is the break-up of current and non-current lease liabilities as at March 31, 2026 and March 31, 2025:

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Current lease liabilities	934	765
Non-current lease liabilities	2,815	2,694
Total	3,749	3,459

2.4 INVESTMENTS

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Non-current investments
Equity instruments of subsidiaries	14,507	13,724
Redeemable Preference shares of subsidiary	2,831	2,831
Preference securities and equity securities	743	251
Target maturity fund units	–	465
Others	59	61
Tax free bonds	407	1,465
Government bonds	–	14
Non-convertible debentures	3,279	3,320
Government Securities	4,210	5,240
Total non-current investments	26,036	27,371
Current investments
Mutual fund units	2,191	1,185
Commercial Papers	1,180	3,442
Certificates of deposit	7,546	3,257
Tax free bonds	–	154
Government bonds	101	–
Government Securities	240	1,560
Non-convertible debentures	781	1,549
Total current investments	12,039	11,147
Total carrying value	38,075	38,518

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2026	March 31, 2025
Non-current investments
Unquoted
Investment carried at cost
Investments in equity instruments of subsidiaries
Infosys BPM Limited	662	662
33,828 (33,828) equity shares of 10,000/- each, fully paid up
Infosys Technologies (China) Co. Limited	369	369
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up
Infosys Technologies (Sweden) AB	76	76
1,000 (1,000) equity shares of SEK 100 par value, fully paid
Infosys Technologies (Shanghai) Company Limited	1,010	1,010
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid
Infosys Consulting Holding AG	1,323	1,323
23,350 (23,350) - Class A shares of CHF 1,000 each and
26,460 (26,460) - Class B Shares of CHF 100 each, fully paid up
EdgeVerve Systems Limited	1,312	1,312
1,31,18,40,000 (1,31,18,40,000) equity shares of 10/- each, fully paid up
Infosys Nova Holdings LLC#	3,308	3,017
Infosys Singapore Pte Ltd	4,821	4,327
2,88,39,411 (2,73,19,411) shares
Brilliant Basics Holding Limited	59	59
1,346 (1,346) shares of GBP 0.005 each, fully paid up
Infosys Arabia Limited	2	2
70 (70) shares
Panaya Inc.	582	582
2 (2) shares of USD 0.01 per share, fully paid up
Infosys Chile SpA	7	7
100 (100) shares
Infosys Luxembourg S.a r.l.	26	26
30,000 (30,000) shares
Infosys Austria GmbH	–	–
80,000 (80,000) shares of EUR 1 par value, fully paid up
Infosys Consulting Brazil	337	337
27,50,71,070 (27,50,71,070) shares of BRL 1 per share, fully paid up
Infosys Consulting S.R.L. (Romania)	34	34
99,183 (99,183) shares of RON 100 per share, fully paid up
Infosys Limited Bulgaria EOOD	2	2
4,58,000 (4,58,000) shares of BGN 1 per share, fully paid up
Infosys Germany Holdings GmbH	2	2
25,000 (25,000) shares EUR 1 per share, fully paid up
Infosys Green Forum	1	1
10,00,000 (10,00,000) shares 10 per share, fully paid up
Infosys Automotive and Mobility GmbH	15	15
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	79	79
27,70,326 (27,70,326) share Turkish Liras 100 (100) per share, fully paid up
Infosys Consulting S.R.L. (Argentina)	–	2
Nil (2,94,500) shares AR$ 100 per share, fully paid up
Infosys Business Solutions LLC	8	8
10,000 (10,000) shares USD 100 per share, fully paid up
Idunn Information Technology Private Limited	82	82
3,27,788 (3,27,788) shares 10 per share fully paid up
InSemi Technology Services Private Limited	198	198
10,33,440 (10,33,440) shares 10 per share fully paid up
in-tech Group India Private Limited	15	15
10,000 (10,000) shares 10 per share fully paid up
Infosys Services (Thailand) Limited	13	13
49,99,998 (49,99,998) shares THB 10 per share fully paid up
Investments in Redeemable Preference shares of subsidiary
Infosys Singapore Pte Ltd	2,831	2,831
51,02,00,000 (51,02,00,000) shares
	17,338	16,555

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2026	March 31, 2025
Investments carried at fair value through profit or loss
Target maturity fund units	–	465
Equity and Preference securities	52	25
Others (1)	59	61
	111	551
Investments carried at fair value through other comprehensive income
Preference securities	628	167
Equity securities	2	2
	630	169
Quoted
Investments carried at amortized cost
Tax free bonds	407	1,465
Government bonds	–	14
	407	1,479
Investments carried at fair value through other comprehensive income
Non-convertible debentures	3,279	3,320
Equity Securities	61	57
Government Securities	4,210	5,240
	7,550	8,617
Total non-current investments	26,036	27,371
Current investments
Unquoted
Investments carried at fair value through profit or loss
Mutual fund units	2,191	1,185
	2,191	1,185
Investments carried at fair value through other comprehensive income
Commercial Papers	1,180	3,442
Certificates of deposit	7,546	3,257
	8,726	6,699
Quoted
Investments carried at amortized cost
Tax free bonds	–	154
Government bonds	101	–
	101	154
Investments carried at fair value through other comprehensive income
Government Securities	240	1,560
Non-convertible debentures	781	1,549
	1,021	3,109
Total current investments	12,039	11,147
Total investments	38,075	38,518
Aggregate amount of quoted investments	9,079	13,359
Market value of quoted investments (including interest accrued), current	1,122	3,266
Market value of quoted investments (including interest accrued), non-current	7,981	10,269
Aggregate amount of unquoted investments	28,996	25,159
# Aggregate amount of impairment in value of investments	94	94
Reduction in the fair value of assets held for sale	854	854
Investments carried at cost	17,338	16,555
Investments carried at amortized cost	508	1,633
Investments carried at fair value through other comprehensive income	17,927	18,594
Investments carried at fair value through profit or loss	2,302	1,736

(1)	Uncalled capital commitments outstanding as of March 31, 2026 and March 31, 2025 was 23 crore and 27 crore, respectively.

Refer to note 2.10 for accounting policies on financial instruments.

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		March 31, 2026	March 31, 2025
Mutual fund units - carried at fair value through profit or loss	Quoted price	2,191	1,185
Target maturity fund units - carried at fair value through profit or loss	Quoted price	–	465
Tax free bonds and government bonds - carried at amortized cost	Quoted price and market observable inputs	529	1,796
Non-convertible debentures - carried at fair value through other comprehensive income	Quoted price and market observable inputs	4,060	4,869
Government securities - carried at fair value through other comprehensive income	Quoted price and market observable inputs	4,450	6,800
Commercial Papers - carried at fair value through other comprehensive income	Market observable inputs	1,180	3,442
Certificates of deposit - carried at fair value through other comprehensive income	Market observable inputs	7,546	3,257
Quoted equity securities - carried at fair value through other comprehensive income	Quoted price	61	57
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	630	169
Unquoted equity and preference securities - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	52	25
Others - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	59	61
Total		20,758	22,126

Note : Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.5 LOANS

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Non- Current
Loan to subsidiary	–	10
Loans considered good - Unsecured
Other Loans
Loans to employees	5	16
	5	26
Current
Loans considered good - Unsecured
Other Loans
Loans to employees	189	207
Total current loans	189	207
Total Loans	194	233
(1) Includes dues from subsidiaries	–	10

2.6 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Non-current
Security deposits (1)	214	205
Unbilled revenues (1)(5)#	1,356	1,904
Net investment in lease(1)	265	241
Total non-current other financial assets	1,835	2,350
Current
Security deposits (1)	10	21
Deposits placed with Corporation (1)*	2,918	2,716
Unbilled revenues (1)(5)#	7,143	5,681
Interest accrued but not due (1)	360	739
Foreign currency forward and options contracts (2)(3)	80	171
Net investment in lease (1)	324	228
Others (1)(4)	3,935	3,013
Total current other financial assets	14,770	12,569
Total other financial assets	16,605	14,919
(1) Financial assets carried at amortized cost	16,525	14,748
(2) Financial assets carried at fair value through other comprehensive income	56	28
(3) Financial assets carried at fair value through Profit or Loss	24	143
(4) Includes dues from subsidiaries	3,776	2,863
(5) Includes dues from subsidiaries	145	165

*	Deposits placed with corporation represent restricted deposits to settle employee related obligations as and when they arise during the normal course of business.

#	Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.7 TRADE RECEIVABLES

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Current
Trade Receivable considered good - Unsecured (1)	30,766	26,807
Less: Allowance for expected credit loss	429	394
Trade Receivable considered good - Unsecured	30,337	26,413
Trade Receivable - credit impaired - Unsecured	111	169
Less: Allowance for credit impairment	111	169
Trade Receivable - credit impaired - Unsecured	–	–
Total trade receivables (2)	30,337	26,413
(1) Includes dues from subsidiaries	338	250
(2) Includes dues from companies where directors are interested	–	–

2.8 CASH AND CASH EQUIVALENTS

 (In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Balances with banks
In current and deposit accounts	8,727	14,265
Cash on hand	–	–
Total Cash and cash equivalents	8,727	14,265
Balances with banks in unpaid dividend accounts	45	45
Deposit with more than 12 months maturity	–	–

Cash and cash equivalents as at March 31, 2026 and March 31, 2025 include restricted cash and bank balances of 52 crore and 45 crore, respectively.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

2.9 OTHER ASSETS

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Non-current
Capital advances	154	206
Advances other than capital advances
Others
Prepaid expenses	510	154
Defined benefit plan assets	168	257
Deferred contract cost
Cost of obtaining a contract	301	299
Cost of fulfillment	590	676
Unbilled revenues(2)	274	119
Withholding taxes and others(3)	593	512
Total non-current other assets	2,590	2,223
Current
Advances other than capital advances
Payment to vendors for supply of goods	408	373
Others
Prepaid expenses (1)	3,229	2,003
Unbilled revenues(2)	4,933	4,284
Deferred contract cost
Cost of obtaining a contract	226	212
Cost of fulfillment	472	428
Withholding taxes and others(3)	3,329	2,309
Other receivables (1)	27	9
Total current other assets	12,624	9,618
Total other assets	15,214	11,841
(1) Includes dues from subsidiaries	141	151
(2)	Classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

(3)	Withholding taxes and others primarily consist of input tax credits and VAT recoverable from tax authorities.

2.10 FINANCIAL INSTRUMENTS

Accounting Policy

2.10.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.10.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets carried at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for certain investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets carried at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

(i) Financial assets or financial liabilities, carried at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

Primarily the Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the condensed standalone Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedge reserve till the period the hedge was effective remains in cash flow hedge reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the net profit in the condensed standalone Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedge reserve is reclassified to net profit in the Statement of Profit and Loss.

2.10.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.10.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, option pricing model, market multiples, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.10.5 Impairment

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenues which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

The Company determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Company considers current and anticipated future economic conditions relating to industries the Company deals with and the countries where it operates.

The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment loss or gain in statement of profit and loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2026 were as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.8)	8,727	–	–	–	–	8,727	8,727
Investments (Refer to note 2.4)
Preference securities, Equity securities and others	–	52	59	691	–	802	802
Tax free bonds and government bonds	508	–	–	–	–	508	529(1)
Mutual fund units	–	–	2,191	–	–	2,191	2,191
Commercial Papers	–	–	–	–	1,180	1,180	1,180
Certificates of deposit	–	–	–	–	7,546	7,546	7,546
Non convertible debentures	–	–	–	–	4,060	4,060	4,060
Government Securities	–	–	–	–	4,450	4,450	4,450
Trade receivables (Refer to note 2.7)	30,337	–	–	–	–	30,337	30,337
Loans (Refer to note 2.5)	194	–	–	–	–	194	194
Other financial assets (Refer to note 2.6)	16,525	–	24	–	56	16,605	16,585(2)
Total	56,291	52	2,274	691	17,292	76,600	76,601
Liabilities:
Trade payables (Refer to note 2.13)	3,539	–	–	–	–	3,539	3,539
Lease liabilities (Refer to note 2.3)	3,749	–	–	–	–	3,749	3,749
Other financial liabilities (Refer to note 2.12)	15,306	–	512	–	55	15,873	15,873
Total	22,594	–	512	–	55	23,161	23,161

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 20 crore

The carrying value and fair value of financial instruments by categories as at March 31, 2025 were as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.8)	14,265	–	–	–	–	14,265	14,265
Investments (Refer to note 2.4)
Preference securities, Equity securities and others	–	25	61	226	–	312	312
Tax free bonds and government bonds	1,633	–	–	–	–	1,633	1,796(1)
Target maturity fund units	–	–	465	–	–	465	465
Mutual fund units	–	–	1,185	–	–	1,185	1,185
Commercial Papers	–	–	–	–	3,442	3,442	3,442
Certificates of deposit	–	–	–	–	3,257	3,257	3,257
Non convertible debentures	–	–	–	–	4,869	4,869	4,869
Government Securities	–	–	–	–	6,800	6,800	6,800
Trade receivables (Refer to note 2.7)	26,413	–	–	–	–	26,413	26,413
Loans (Refer to note 2.5)	233	–	–	–	–	233	233
Other financial assets (Refer to note 2.6)	14,748	–	143	–	28	14,919	14,839(2)
Total	57,292	25	1,854	226	18,396	77,793	77,876
Liabilities:
Trade payables (Refer to note 2.13)	2,728	–	–	–	–	2,728	2,728
Lease Liabilities (Refer to note 2.3)	3,459	–	–	–	–	3,459	3,459
Other financial liabilities (Refer to note 2.12)	13,593	–	54	–	33	13,680	13,680
Total	19,780	–	54	–	33	19,867	19,867

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 80 crore

For trade receivables, trade payables, other assets and payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2026 is as follows:

(In crore)

Particulars	As at March 31, 2026	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.4)
Investments in tax free bonds	428	428	–	–
Investments in government bonds	101	101	–	–
Investments in mutual fund units	2,191	2,191	–	–
Investments in certificates of deposit	7,546	–	7,546	–
Investments in commercial papers	1,180	–	1,180	–
Investments in non convertible debentures	4,060	3,572	488	–
Investments in government securities	4,450	4,282	168	–
Investments in equity securities	63	61	–	2
Investments in preference securities	680	–	–	680
Other investments	59	–	–	59
Others
Derivative financial instruments - gains (Refer to note 2.6)	80	–	80	–
Liabilities
Derivative financial instruments - loss (Refer to note 2.12)	547	–	547	–
Liability towards contingent consideration (Refer to note 2.12)(1)	20	–	–	20

(1)	Discount rate - 6%

During the year ended March 31, 2026, tax free bonds of 57 crore and government securities 36 crore was transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, non-convertible debentures of 487 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2025 was as follows:

(In crore)

Particulars	As at March 31, 2025	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.4)
Investments in tax free bonds	1,781	1,227	554	–
Investments in target maturity fund units	465	465	–	–
Investments in government bonds	15	15	–	–
Investments in mutual fund units	1,185	1,185	–	–
Investments in certificates of deposit	3,257	–	3,257	–
Investments in commercial papers	3,442	–	3,442	–
Investments in non convertible debentures	4,869	4,869	–	–
Investments in government securities	6,800	6,763	37	–
Investments in equity securities	59	57	–	2
Investments in preference securities	192	–	–	192
Other investments	61	–	–	61
Others
Derivative financial instruments - gains (Refer to note 2.6)	171	–	171	–
Liabilities
Derivative financial instruments - loss (Refer note 2.12)	56	–	56	–
Liability towards contingent consideration (Refer to note 2.12)(1)	31	–	–	31

(1)	Discount rate - 6%

During the year ended March 31, 2025, government securities and non-convertible debentures of 36 crore and 261 crore were transferred from Level 2 to Level 1 of fair value hierarchy since these were valued based on quoted price. Further Tax free bond of 554 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Company are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in mutual fund units, target maturity fund units, tax free bonds, certificates of deposit, commercial papers, treasury bills, government securities, non-convertible debentures, quoted bonds issued by government and quasi-government organizations. The Company invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per Company's risk management program.

2.11 EQUITY

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity share capital. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Description of reserves

Capital redemption reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve / retained earnings.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Securities premium

The amount received in excess of the par value of equity shares has been classified as securities premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Share options outstanding account

The Share options outstanding account is used to record the fair value of equity-settled share based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Special Economic Zone Re-investment reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Other components of equity

Other components of equity include remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the condensed standalone Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

2.11.1 EQUITY SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2026	March 31, 2025
Authorized
Equity shares, 5/- par value
480,00,00,000 (480,00,00,000) equity shares	2,400	2,400
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value(1)	2,027	2,076
405,55,91,723 (415,32,63,455) equity shares fully paid-up
	2,027	2,076

(1)	Refer to note 2.20 for details of basic and diluted shares

Forfeited shares amounted to 1,500/- (1,500/-)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depository Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently.

There are no voting, dividend or liquidation rights to the holders of options issued under the company's share option plans.

For details of shares reserved for issue under the employee stock option plan of the Company, refer to the note below.

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2026 and March 31, 2025 is set out below:

(in crore, except as stated otherwise)

Particulars	As at March 31, 2026		As at March 31, 2025
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	4,15,32,63,455	2,076	4,15,08,67,464	2,075
Add: Shares issued on exercise of employee stock options	2,328,268	1	2,395,991	1
Less: Shares bought back	100,000,000	50	–	–
As at the end of the period	4,05,55,91,723	2,027	4,15,32,63,455	2,076

Capital allocation policy

Effective fiscal 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback/ special dividends subject to applicable laws and requisite approvals, if any.

Under this policy, the Company expects to progressively increase its annual dividend per share (excluding special dividend if any).

Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

Buyback completed in December 2025

In line with the capital allocation policy, the Board, at its meeting held on September 11, 2025, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5/- each from the eligible equity shareholders of the Company for an amount of 18,000 crore subject to shareholders' approval by way of Postal Ballot. The shareholders approved the said proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting through postal ballot, the results of which were declared on November 6, 2025. The Buyback offer comprised a purchase of 10,00,00,000 Equity Shares comprising approximately 2.41% of the total paid-up equity share capital of the Company as of June 30, 2025 (on standalone basis) at a price of 1,800 per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e. November 14, 2025) on a proportionate basis through the "Tender offer" route. The tender period for buyback commenced on November 20, 2025 and was open until November 26, 2025. The Company concluded the buyback procedures on December 4, 2025 and 10,00,00,000 equity shares were bought back and extinguished. The buyback resulted in cash outflow of 18,000 crore (excluding transaction costs). The Company funded the buyback from its free reserves including securities premium as explained in Section 68 of the Companies Act, 2013. In accordance with Section 69 of the Companies Act, 2013, as at March 31, 2026, the Company has created a Capital Redemption Reserve of 50 crore equal to the nominal value of the shares bought back as an appropriation from the general reserve.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2026, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

2.11.2 DIVIDEND

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders in accordance with Companies Act 2013 is as follows:-

(in )

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Interim dividend for fiscal 2026	–	–	23.00	–
Final dividend for fiscal 2025	–	–	22.00	–
Interim dividend for fiscal 2025	–	–	–	21.00
Special dividend for fiscal 2024	–	–	–	8.00
Final dividend for fiscal 2024	–	–	–	20.00

During the year ended March 31, 2026, on account of the final dividend for fiscal 2025 and interim dividend for fiscal 2026, the Company has incurred a net cash outflow of 18,694 crore.

The Board of Directors in their meeting held on April 23, 2026 recommended a final dividend of 25/- per equity share for the financial year ended March 31, 2026. The payment is subject to approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 23, 2026 and if approved, would result in a net cash outflow of approximately 10,139 crore.

2.11.3 Employee Stock Option Plan (ESOP):

Accounting Policy

The Company recognizes compensation expense relating to share-based payments in net profit based on estimated fair-values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan):

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of 4 years. The plan numbers mentioned above are further adjusted with the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options (ESOPs) would be the market price as on the date of grant.

Controlled trust holds 86,50,911 and 96,55,927 shares as at March 31, 2026 and March 31, 2025, respectively under the 2015 plan. Out of these shares, 200,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2026 and March 31, 2025.

The following is the summary of grants made during the three months and year ended March 31, 2026 and March 31, 2025:

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
2015 Plan: RSU
Equity settled RSUs
Key Management Personnel (KMP)	100,532	85,674	377,609	380,842
Employees other than KMP	2,137,048	1,722,470	2,254,341	1,874,690
	2,237,580	1,808,144	2,631,950	2,255,532
Cash settled RSUs
Key Management Personnel (KMP)	–	–	–	–
Employees other than KMP	119,800	94,050	119,800	94,050
	119,800	94,050	119,800	94,050
2015 Plan: Employee Stock Options (ESOPs)
Equity settled RSUs
Key Management Personnel (KMP)	–	–	237,370	–
Employees other than KMP	–	–	5,412,790	–
	–	–	5,650,160	–
Cash settled RSUs
Key Management Personnel (KMP)	–	–	–	–
Employees other than KMP	–	–	108,180	–
	–	–	108,180	–
Total Grants under 2015 Plan	2,357,380	1,902,194	8,510,090	2,349,582
2019 Plan: RSU
Equity settled RSUs
Key Management Personnel (KMP)	60,600	49,000	126,966	119,699
Employees other than KMP	4,419,325	3,617,798	4,422,390	3,624,646
	4,479,925	3,666,798	4,549,356	3,744,345
Total Grants under 2019 Plan	4,479,925	3,666,798	4,549,356	3,744,345

Notes on grants to KMP:

CEO & MD

Under the 2015 plan:

The Board, on April 17, 2025, based on the recommendations of the Nomination and Remuneration Committee approved the following grants for fiscal 2026. In accordance with such approval the following grants were made effective May 2, 2025.

-	2,30,621 performance-based RSUs (Annual performance equity grant) of fair value of 34.75 crore. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets.

-	13,273 performance-based grant of RSUs (Annual performance equity ESG grant) of fair value of 2 crore. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board.

-	33,183 performance-based grant of RSUs (Annual performance Equity TSR grant) of fair value of 5 crore. These RSUs will vest in line with the employment agreement based on Company’s performance on cumulative relative TSR over the years and as determined by the Board.

Further, in accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value 3 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 18,132 RSUs was made effective February 1, 2026 for fiscal 2026.

Though the annual time based grants and annual performance equity TSR grant for the remaining employment term ending on March 31, 2027 have not been granted as of March 31, 2026, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payment. The grant date for this purpose in accordance with Ind AS 102, Share based payment is July 1, 2022.

Under the 2019 plan:

The Board, on April 17, 2025, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2026 under the 2019 Plan. These RSUs will vest based on achievement of certain performance targets. Accordingly, 66,366 performance based RSU’s were granted effective May 2, 2025.

Other KMP

Under the 2015 plan:

During the year ended March 31, 2026, based on recommendations of Nomination and Remuneration Committee, the Board approved time based grants of 2,37,370 ESOPs to Other KMP under the 2015 Plan. These ESOPs will vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the ESOPs would be the market price as on the date of grant.

Further, during the year ended March 31, 2026, based on recommendations of Nomination and Remuneration Committee, the Board approved 82,400 time based RSUs to Other KMPs under the 2015 Plan. Time based RSUs will vest over four years.

Under the 2019 plan:

During the year ended March 31, 2026, based on recommendations of Nomination and Remuneration Committee, the Board approved performance based grants of 60,600 RSUs to other KMPs under the 2019 plan. These RSUs will vest over three years based on achievement of certain performance targets.

The break-up of employee stock compensation expense is as follows:

(in crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Granted to:
KMP	18	18	70	70
Employees other than KMP	207	158	776	642
Total (1)	225	176	846	712
(1) Cash settled stock compensation expense included in the above	–	1	5	8

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance-based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in
	Fiscal 2026- Equity Shares-RSU	Fiscal 2026- ADR RSU	Fiscal 2026- Equity Shares-ESOP	Fiscal 2026- ADS-ESOP	Fiscal 2025- Equity Shares-RSU	Fiscal 2025- ADS-RSU
Weighted average share price () / ($ ADS)	1,641	17.55	1,554	17.93	1,808	21.44
Exercise price () / ($ ADS)	5.00	0.10	1,554	17.93	5.00	0.07
Expected volatility (%)	23-26	25-29	25-28	26-30	21-26	23-28
Expected life of the option (years)	1-4	1-4	3-7	3-7	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	6	4	6	4	7	4-5
Weighted average fair value as on grant date () / ($ ADS)	1,331	14.16	390	4.09	1,555	18.20

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.12 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Non-current
Others
Compensated absences	105	90
Accrued compensation to employees (1)	3	5
Accrued expenses (1)	1,709	1,876
Payable for acquisition of business - Contingent consideration (2)	–	20
Other payables (1)	63	–
Total non-current other financial liabilities	1,880	1,991
Current
Unpaid dividends (1)	45	45
Others
Accrued compensation to employees (1)	4,365	3,781
Accrued expenses (1)(4)	7,423	6,210
Capital creditors (1)	254	470
Compensated absences	2,714	2,322
Payable for acquisition of business - Contingent consideration (2)	20	11
Other payables (1)(5)	1,444	1,206
Foreign currency forward and options contracts (2)(3)	547	56
Total current other financial liabilities	16,812	14,101
Total other financial liabilities	18,692	16,092
(1) Financial liability carried at amortized cost	15,306	13,593
(2) Financial liability carried at fair value through profit or loss	512	54
(3) Financial liability carried at fair value through other comprehensive income	55	33
(4) Includes dues to subsidiaries	60	56
(5) Includes dues to subsidiaries	1,232	669
Financial liability towards contingent consideration on an undiscounted basis	20	33

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses, office maintenance and cost of third party software and hardware.

2.13 TRADE PAYABLES

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Outstanding dues of micro enterprises and small enterprises (MSME)	9	8
Outstanding dues of creditors other than micro enterprises and small enterprises (1)	3,530	2,720
Total trade payables	3,539	2,728
(1) Includes dues to subsidiaries	1,079	900

2.14 OTHER LIABILITIES

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Non-current
Others
Accrued defined benefit liability	464	74
Others	31	21
Total non - current other liabilities	495	95
Current
Unearned revenue	9,493	6,713
Others
Withholding taxes and others	2,972	2,433
Accrued defined benefit liability	3	3
Others	10	10
Total current other liabilities	12,478	9,159
Total other liabilities	12,973	9,254

2.15 PROVISIONS

Accounting Policy

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The Company recognizes a reimbursement asset when, and only when, it is virtually certain that the reimbursement will be received if the Company settles the obligation.

a. Post-sales client support

The Company provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Current
Others
Post-sales client support and other provisions	1,064	993
Total provisions	1,064	993

Provision for post sales client support and other provisions majorly represents costs associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

2.16 INCOME TAXES

Accounting Policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Company offsets current tax assets and current tax liabilities; deferred tax assets and deferred tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the condensed Standalone statement of Profit and Loss comprises:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Current taxes	2,119	2,408	10,459	10,836
Deferred taxes	(138)	25	(913)	(963)
Income tax expense	1,981	2,433	9,546	9,873

Income tax expense for the three months ended March 31, 2026 and March 31, 2025 includes reversals (net of provisions) of 834 crore and 116 crore, respectively. Income tax expense for the year ended March 31, 2026 and March 31, 2025 includes reversals (net of provisions) of 779 crore and and provisions (net of reversals) 97 crore, respectively. These provisions and reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

During the quarter and year ended March 31, 2026, the Company received orders under section 250 and Section 254 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2013-14 and assessment years 2017-18 to 2021-22. These orders confirmed the Company's position with respect to tax treatment of certain matters. As a result interest income (pre-tax) of 381 crore was recognized and provision for income tax aggregating 869 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to 86 crore has been reduced from contingent liabilities.

During the quarter ended March 31, 2025, the Company received orders under section 250 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2016-17 and 2019-20. These orders confirmed the Company's position with respect to tax treatment of certain matters. As a result interest income (pre-tax) of 327 crore was recognized and provision for income tax aggregating 183 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to 1,068 crore has been reduced from contingent liabilities.

Deferred income tax for the three months and year ended March 31, 2026 and March 31, 2025 substantially relates to origination and reversal of temporary differences.

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company’s best estimate determined based on the expected value method.

2.17 REVENUE FROM OPERATIONS

Accounting Policy

The Company derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Company’s core and digital offerings (together called as “software related services”). Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing, by the parties, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Company has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Company allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Company estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Company’s contracts may include variable consideration including rebates, volume discounts and penalties. The Company includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as "unearned revenues").

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Company measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Company is unable to determine the standalone selling price, the Company uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Company is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Company uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Company uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Company considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

A contract modification is a change in the scope or price or both of a contract that is approved by the parties to the contract. A contract modification that results in the addition of distinct performance obligations are accounted for either as a separate contract if the additional services are priced at the standalone selling price or as a termination of the existing contract and creation of a new contract if they are not priced at the standalone selling price. If the modification does not result in a distinct performance obligation, it is accounted for as part of the existing contract on a cumulative catch-up basis.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Company expects to recover them.

Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Company that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to expenses over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Company presents revenues net of indirect taxes in its Statement of Profit and Loss.

Revenue from operations for the three months and year ended March 31, 2026 and March 31, 2025 is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Revenue from software services	38,393	33,876	147,806	135,525
Revenue from products and platforms	248	260	1,013	1,067
Total revenue from operations	38,641	34,136	148,819	136,592

The percentage of revenue from fixed-price contracts for the three months ended March 31, 2026 and March 31, 2025 is 58% and 58%, respectively. The percentage of revenue from fixed-price contracts for the year ended March 31, 2026 and March 31, 2025 is 58% and 58%, respectively.

Trade receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Company’s Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Company’s receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the Balance Sheet.

2.18 OTHER INCOME, NET

2.18.1 Other income

Accounting Policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investments and exchange gain/loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

2.18.2 Foreign currency

Accounting Policy

Functional currency

The functional currency of the Company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the condensed standalone Statement of Profit and Loss and reported within exchange gains/(losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Government grant

The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in the net profit in the Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the net profit in the Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the three months and year ended March 31, 2026 and March 31, 2025 is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Interest income on financial assets carried at amortized cost
Tax free bonds and government bonds	7	30	55	121
Deposit with Bank and others	159	287	1,125	1,051
Interest income on financial assets carried at fair value through other comprehensive income
Non-convertible debentures, commercial papers, certificates of deposit and government securities	256	294	1,029	1,005
Income on investments carried at fair value through profit or loss
Gain / (loss) on mutual funds and other investments	66	47	240	242
Gain / (loss) on investments carried at fair value through other comprehensive income	(1)	–	16	2
Income on investments carried at amortized cost
Gain / (loss) on tax free bond	–	4	81	4
Dividend received from subsidiary	–	200	2,676	1,522
Interest income on income tax refund	381	327	381	340
Exchange gains/(losses) on foreign currency forward and options contracts	(897)	(98)	(2,397)	(206)
Exchange gains/(losses) on translation of other assets and liabilities	1,022	197	2,842	478
Miscellaneous income, net*	70	35	443	223
Total other income	1,063	1,323	6,491	4,782

*	Includes profit on sale of property plant and equipment amounting to 165 crore for the year ended March 31, 2026.

2.19 EXPENSES

Accounting Policy

2.19.1 Gratuity and Pension

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible Indian employees of Infosys. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Company operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement and / or for a lumpsum payment as set out in rules of each fund and includes death and disability benefits. The defined benefit plans require contributions which are based on a percentage of salary that varies depending on the age of the respective employees.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Company to actuarial risks, such as longevity risk, interest rate risk and market risk.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Statement of Profit and Loss.

2.19.2 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

2.19.3 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.19.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an external actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Employee benefit expenses
Salaries including bonus	17,933	16,430	69,633	64,296
Contribution to provident and other funds	674	535	2,383	2,080
Share based payments to employees (Refer to note 2.11)	225	176	846	712
Staff welfare	54	118	377	378
	18,886	17,259	73,239	67,466
Cost of software packages and others
For own use	598	513	2,217	1,947
Third party items bought for service delivery to clients	1,817	1,629	7,057	7,670
	2,415	2,142	9,274	9,617
Other expenses
Power and fuel	47	44	196	196
Brand and Marketing	329	310	1,170	1,067
Rates and taxes	40	55	209	257
Repairs and Maintenance	308	233	1,138	965
Consumables	8	11	32	32
Insurance	64	58	266	242
Provision for post-sales client support and others	(113)	(224)	(191)	(114)
Commission to non-whole time directors	5	5	18	18
Impairment loss recognized / (reversed) under expected credit loss model	(43)	(93)	71	(7)
Auditor's remuneration
Statutory audit fees	3	3	9	8
Contributions towards Corporate Social Responsibility	166	82	577	540
Others	140	56	549	293
	954	540	4,044	3,497

2.19.5 Impact of Labour Codes

On November 21, 2025, the Government of India notified provisions of the Code on Wages, 2019, the Industrial Relations Code, 2020, the Code on Social Security, 2020 and the Occupational Safety, Health and Working Conditions Code, 2020, (‘Labour Codes’) which consolidate twenty-nine existing labour laws into a unified framework governing employee benefits during employment and post-employment. The Labour Codes, amongst other things introduces changes, including a uniform definition of wages and enhanced benefits relating to leave. The Company has assessed the financial implications of these changes which has resulted in increase in gratuity liability arising out of past service cost and increase in leave liability by 1,146 crore. Considering the impact arising out of an enactment of the new legislation is an event of non-recurring nature, the Company has presented this incremental amount as “Impact of Labour Codes” under “Exceptional Item” in the Condensed Standalone Statement of Profit and Loss for the year ended March 31, 2026. The Company continues to monitor the developments pertaining to Labour Codes and will evaluate impact if any on the measurement of the employee benefits liability.

2.20 EARNINGS PER EQUITY SHARE

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

2.21 CONTINGENT LIABILITIES AND COMMITMENTS

Accounting Policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Contingent liabilities:
Claims against the Company, not acknowledged as debts(1)	1,944	1,772
[Amount paid to statutory authorities 2,399 crore (3,815 crore)]
Commitments:
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)(2)	1,070	868
Other Commitments*	23	27

*	Uncalled capital pertaining to investments

(1)	As at March 31, 2026 and March 31, 2025, claims against the Company not acknowledged as debts in respect of India income tax matters amounted to 1,326 crore and 1,290 crore, respectively.

The claims against the Company primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of issues of disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes, among others. These matters are pending before various Income Tax Authorities and the Management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company financial position and results of operations.

Amount paid to statutory authorities against the tax claims amounted to 2,381 crore and 3,810 crore as at March 31, 2026 and March 31, 2025, respectively.

(2)	Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipments.

Legal Proceedings

Government Investigation

The U.S. Department of Justice (“DOJ”) is conducting an investigation regarding how the Company classified certain H-1B visa-recipient employees working for one of its clients in immigration documents filed with certain U.S. government authorities. The Company is engaged in discussions with the DOJ regarding its ongoing investigation and continues its own inquiry regarding the matter. At this stage, the Company is unable to predict the outcome of this matter, including whether such outcome could have a material adverse effect on the Company’s business and results of operations.

Others

Apart from the foregoing, the Company is subject to legal proceedings and claims which have arisen in the ordinary course of business. The Company’s management reasonably expects that such ordinary course legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Company’s results of operations or financial condition.

2.22 RELATED PARTY TRANSACTIONS

Refer to the Company's Annual Report for the year ended March 31, 2025 for the full names and other details of the Company's subsidiaries and controlled trusts.

Changes in Subsidiaries

During the year ended March 31, 2026, the following are the changes in the subsidiaries:

-	Infosys Energy Consulting Services LLC, a wholly-owned subsidiary of Infosys Nova Holdings LLC was incorporated on April 16, 2025.

-	Infosys Saudi Arabia LLC, a wholly-owned subsidiary of Infosys Limited was incorporated on April 21, 2025.

-	Infosys Australia Technology Service Pty Ltd, a wholly-owned subsidiary of Infosys Singapore Pte. Limited was incorporated on April 23, 2025.

-	On April 30, 2025, Infosys Nova Holdings LLC, a wholly-owned subsidiary of Infosys Limited, acquired 98.21% of voting interests in MRE Consulting Ltd along with its subsidiary MRE Technology Services, LLC. The remaining 1.79% was acquired by Infosys Energy Consulting Services LLC , a Wholly-owned subsidiary of Infosys Nova Holdings LLC.

-	On April 30, 2025, Infosys Australia Technology Service Pty Ltd, a wholly owned subsidiary of Infosys Singapore Pte. Limited, acquired 100% of voting interests in The Missing Link Automation Pty Ltd, The Missing Link Network Integration Pty Ltd and The Missing Link Security Pty Ltd along with its subsidiary The Missing Link Security Ltd

-	in-tech Automotive Engineering de. R L de. C V, a wholly-owned subsidiary of in-tech GmbH has been liquidated effective May 07, 2025.

-	On May 13, 2025, Infosys Singapore Pte Ltd diluted 2% stake of HIPUS Co., Ltd to Mitsubishi Heavy Industries, Ltd.

-	Infosys BPM Canada Inc, a Wholly-owned subsidiary of Infosys BPM UK Limited was incorporated on July 28, 2025

-	Infosys Germany Gmbh, a Wholly-owned subsidiary of Infosys Singapore Pte Ltd merged into Infosys Germany SE (formerly known as Blitz 24-893 SE) effective September 24, 2025

-	in-tech Engineering services S.R.L, (Wholly-owned subsidiary of in-tech GmbH) merged into ProIT (Wholly-owned subsidiary of in-tech GmbH) effective November 30, 2025

-	Infosys Consulting S.R.L. (Argentina) (formerly a majority owned and controlled subsidiary of Infosys Limited) became the majority owned and controlled subsidiary of Infosys Nova Holdings LLC with effect from January 28, 2026

-	Infosys Enterprise Business Services Pty Ltd , a wholly-owned subsidiary of Infosys Singapore Pte Ltd was incorporated on March 19, 2026.

The Company’s related party transactions during the three months and year ended March 31, 2026 and March 31, 2025 and outstanding balances as at March 31, 2026 and March 31, 2025 are with its subsidiaries with whom the Company generally enters into transactions which are at arms length and in the ordinary course of business.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Salaries and other short term employee benefits to whole-time directors and executive officers(1)(2)	35	33	124	118
Commission and other benefits to non-executive / independent directors	5	5	20	19
Total	40	38	144	137

(1)	Total employee stock compensation expense for the three months ended March 31, 2026 and March 31, 2025 includes a charge of 18 crore and 18 crore, respectively, towards key management personnel.For the year ended March 31, 2026 and March 31, 2025, includes a charge of 70 crore and 70 crore respectively, towards key management personnel. (Refer to note 2.11).

(2)	Does not include post-employment benefits and other long-term benefits based on actuarial valuation as these are done for the Company as a whole.

2.23 SEGMENT REPORTING

The Company publishes this financial statement along with the interim condensed consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the interim condensed consolidated financial statements.

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437

Bengaluru April 23, 2026	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

INDEPENDENT AUDITOR’S REPORT

TO THE MEMBERS OF INFOSYS LIMITED

Report on the Audit of the Standalone Financial Statements

Opinion

We have audited the accompanying standalone financial statements of INFOSYS LIMITED (the “Company”), which comprise the Balance Sheet as at March 31, 2026, the Statement of Profit and Loss (including Other Comprehensive Income), the Statement of Changes in Equity and the Statement of Cash Flows for the year ended on that date and notes to the financial statements, including a summary of material accounting policies and other explanatory information (hereinafter referred to as the “Standalone Financial Statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid Standalone Financial Statements give the information required by the Companies Act, 2013 (the “Act”) in the manner so required and give a true and fair view in conformity with the Indian Accounting Standards prescribed under section 133 of the Act, (“Ind AS”) and other accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2026, its profit, and other comprehensive income, changes in equity and its cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the Standalone Financial Statements in accordance with the Standards on Auditing (“SA”s) specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Statements section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the Standalone Financial Statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Standalone Financial Statements of the current period. These matters were addressed in the context of our audit of the Standalone Financial Statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Sr. No.	Key Audit Matter	Auditor’s Response
1	Revenue recognition	Principal Audit Procedures Performed included the following:

The Company’s contracts with customers include contracts with multiple products and services. The Company derives revenues from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Company’s core and digital offerings and business process management services. The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables involves significant judgement.

In certain integrated services arrangements, contracts with customers include subcontractor services or third-party vendor equipment or software. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it obtains control of the specified goods or service before it is transferred to the customer. The Company considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or service, inventory risk, pricing discretion and other factors to determine whether it controls the products or service and therefore, is acting as a principal or an agent.

Fixed price maintenance revenue is recognized ratably either on (1) a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Company’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

As certain contracts with customers involve management’s judgment in (1) identifying distinct performance obligations, (2) determining whether the Company is acting as a principal or an agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method, revenue recognition from these judgments were identified as a key audit matter and required a higher extent of audit effort.

Refer Notes 1.4 and 2.18 to the Standalone Financial Statements.

Our audit procedures related to the (1) identification of distinct performance obligations, (2) determination of whether the Company is acting as a principal or agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method included the following, among others:

•        We tested the effectiveness of controls relating to the (a) identification of distinct performance obligations, (b) determination of whether the Company is acting as a principal or an agent and (c) determination of whether fixed price maintenance revenue for certain contracts is recognized on a straight-line basis or using the percentage of completion method.

•        We selected a sample of contracts with customers and performed the following procedures:

–      Obtained and read contract documents for each selection, including master service agreements, and other documents that were part of the agreement.

–      Identified significant terms and deliverables in the contract to assess management’s conclusions regarding the (i) identification of distinct performance obligations (ii) whether the Company is acting as a principal or an agent and (iii) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method.

2	Revenue recognition - Fixed price contracts using the percentage of completion method	Principal Audit Procedures Performed included the following:

Fixed price maintenance revenue is recognized ratably either (1) on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from services rendered to the customer and the Company’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method.

Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

We identified the estimate of total efforts or costs to complete fixed price contracts measured using the percentage of completion method as a key audit matter as the estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts or costs incurred to-date and estimates of efforts or costs required to complete the remaining contract performance obligations over the term of the contracts.

This required a high degree of auditor judgment in evaluating the audit evidence and a higher extent of audit effort to evaluate the reasonableness of the total estimated amount of revenue recognized on fixed-price contracts.

Refer Notes 1.4 and 2.18 to the Standalone Financial Statements.

Our audit procedures related to estimates of total expected costs or efforts to complete for fixed-price contracts included the following, among others:

•        We tested the effectiveness of controls relating to (1) recording of efforts or costs incurred and estimation of efforts or costs required to complete the remaining contract performance obligations and (2) access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred.

•        We selected a sample of fixed price contracts with customers measured the using percentage-of-completion method and performed the following:

–      Evaluated management’s ability to reasonably estimate the progress towards satisfying the performance obligation by comparing actual efforts or costs incurred to prior year estimates of efforts or costs budgeted for performance obligations that have been fulfilled.

–      Compared efforts or costs incurred with Company’s estimate of efforts or costs incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining costs or efforts to complete the contract.

-          Tested the estimate for consistency with the status of delivery of milestones and customer acceptances and sign off from customers to identify possible delays in achieving milestones, which require changes in estimated costs or efforts to complete the remaining performance obligations.

Information Other than the Financial Statements and Auditor’s Report Thereon

The Company’s Board of Directors is responsible for the other information. The other information comprises the information included in the Management Discussion and Analysis, Board’s Report including Annexures to Board’s Report, Business Responsibility and Sustainability Report, Corporate Governance and Shareholder’s Information, but does not include the consolidated financial statements, Standalone Financial Statements and our auditor’s report thereon.

Our opinion on the Standalone Financial Statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the Standalone Financial Statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the Standalone Financial Statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Board of Directors for the Standalone Financial Statements

The Company’s Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation of these Standalone Financial Statements that give a true and fair view of the financial position, financial performance, including other comprehensive income, changes in equity and cash flows of the Company in accordance with the accounting principles generally accepted in India, including Ind AS specified under section 133 of the Act. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Standalone Financial Statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the Standalone Financial Statements, management and Board of Directors are responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Company’s Board of Directors are also responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the Standalone Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Standalone Financial Statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Standalone Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company has adequate internal financial controls with reference to Standalone Financial Statements in place and the operating effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Standalone Financial Statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the Standalone Financial Statements, including the disclosures, and whether the Standalone Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation.

Materiality is the magnitude of misstatements in the Standalone Financial Statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Standalone Financial Statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Standalone Financial Statements.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the Standalone Financial Statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

1.	As required by Section 143(3) of the Act, based on our audit we report that:

a)	We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit.

b)	In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books.

c)	The Balance Sheet, the Statement of Profit and Loss including Other Comprehensive Income, Statement of Changes in Equity and the Statement of Cash Flows dealt with by this Report are in agreement with the books of account.

d)	In our opinion, the aforesaid Standalone Financial Statements comply with the Ind AS specified under Section 133 of the Act.

e)	On the basis of the written representations received from the directors as on March 31, 2026 taken on record by the Board of Directors, none of the directors is disqualified as on March 31, 2026 from being appointed as a director in terms of Section 164(2) of the Act.

f)	With respect to the adequacy of the internal financial controls with reference to Standalone Financial Statements of the Company and the operating effectiveness of such controls, refer to our separate Report in “Annexure A”. Our report expresses an unmodified opinion on the adequacy and operating effectiveness of the Company’s internal financial controls with reference to Standalone Financial Statements.

g)	With respect to the other matters to be included in the Auditor’s Report in accordance with the requirements of section 197(16) of the Act, as amended, in our opinion and to the best of our information and according to the explanations given to us, the remuneration paid by the Company to its directors during the year is in accordance with the provisions of section 197 of the Act.

h)	With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended, in our opinion and to the best of our information and according to the explanations given to us:

i.	The Company has disclosed the impact of pending litigations on its financial position in its Standalone Financial Statements. Refer Note 2.23 to the Standalone Financial Statements.

ii.	The Company has made provision as required under applicable law or accounting standards for material foreseeable losses. Refer Note 2.16 to the Standalone Financial Statements. The Company did not have any long-term derivative contracts.

iii.	There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company.

iv.	(a) The Management has represented that, to the best of its knowledge and belief, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company to or in any other person or entity, including foreign entity (“Intermediaries”), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

(b) The Management has represented, that, to the best of its knowledge and belief, no funds have been received by the Company from any person or entity, including foreign entity (“Funding Parties”), with the understanding, whether recorded in writing or otherwise, that the Company shall, whether, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

(c) Based on the audit procedures that have been considered reasonable and appropriate in the circumstances, nothing has come to our notice that has caused us to believe that the representations under sub-clause (i) and (ii) of Rule 11(e), as provided under (a) and (b) above, contain any material misstatement.

v.	As stated in Note 2.12.3 to the Standalone Financial Statements

(a)	The final dividend proposed in the previous year, declared and paid by the Company during the year is in accordance with Section 123 of the Act, as applicable.

(b)	The interim dividend declared and paid by the Company during the year and until the date of this report is in compliance with Section 123 of the Act.

(c)	The Board of Directors of the Company have proposed final dividend for the year which is subject to the approval of the members at the ensuing Annual General Meeting. The amount of dividend proposed is in accordance with section 123 of the Act, as applicable.

vi.	Based on our examination, which included test checks, the Company has used accounting software systems for maintaining its books of account for the financial year ended March 31, 2026 which have the feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the software systems. Further, during the course of our audit we did not come across any instance of the audit trail feature being tampered with and the audit trail has been preserved by the Company as per the statutory requirements for record retention.

2.	As required by the Companies (Auditor’s Report) Order, 2020 (the “Order”) issued by the Central Government in terms of Section 143(11) of the Act, we give in “Annexure B” a statement on the matters specified in paragraphs 3 and 4 of the Order.

Place: Bengaluru Date: April 23, 2026	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Vikas Bagaria Partner (Membership No.060408) UDIN: 26060408CPRNQV5105

ANNEXURE “A” TO THE INDEPENDENT AUDITOR’S REPORT

(Referred to in paragraph 1(f) under ‘Report on Other Legal and Regulatory Requirements’ section of our report to the Members of Infosys Limited of even date)

Report on the Internal Financial Controls with reference to Standalone Financial Statements under Clause (i) of sub-section 3 of Section 143 of the Companies Act, 2013 (the “Act”)

We have audited the internal financial controls with reference to Standalone Financial Statements of INFOSYS LIMITED (the “Company”) as of March 31, 2026 in conjunction with our audit of the Standalone Financial Statements of the Company for the year ended on that date.

Management’s and Board of Directors’ Responsibilities for Internal Financial Controls

The Company’s Management and Board of Directors are responsible for establishing and maintaining internal financial controls with reference to Standalone Financial Statements based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (the “ICAI”). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Company's internal financial controls with reference to Standalone Financial Statements based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the “Guidance Note”) issued by the ICAI and the Standards on Auditing prescribed under Section 143(10) of the Act, to the extent applicable to an audit of internal financial controls with reference to Standalone Financial Statements. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to Standalone Financial Statements was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls with reference to Standalone Financial Statements and their operating effectiveness. Our audit of internal financial controls with reference to Standalone Financial Statements included obtaining an understanding of internal financial controls with reference to Standalone Financial Statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained, is sufficient and appropriate to provide a basis for our audit opinion on the Company’s internal financial controls with reference to Standalone Financial Statements.

Meaning of Internal Financial Controls with reference to Standalone Financial Statements

A company's internal financial control with reference to Standalone Financial Statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control with reference to Standalone Financial Statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls with reference to Standalone Financial Statements

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to Standalone Financial Statements to future periods are subject to the risk that the internal financial control with reference to Standalone Financial Statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, to the best of our information and according to the explanations given to us, the Company has, in all material respects, an adequate internal financial controls with reference to Standalone Financial Statements and such internal financial controls with reference to Standalone Financial Statements were operating effectively as at March 31, 2026, based on the criteria for internal financial control with reference to Standalone Financial Statements established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI.

Place: Bengaluru Date: April 23, 2026	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Vikas Bagaria Partner (Membership No.060408) UDIN: 26060408CPRNQV5105

ANNEXURE ‘B’ TO THE INDEPENDENT AUDITOR’S REPORT

(Referred to in paragraph 2 under ‘Report on Other Legal and Regulatory Requirements’ section of our report to the Members of Infosys Limited of even date)

To the best of our information and according to the explanations provided to us by the Company and the books of account and records examined by us in the normal course of audit, we state that:

i.	In respect of the Company’s property, plant and equipment, right-of-use assets and intangible assets:
(a)	(A) The Company has maintained proper records showing full particulars, including quantitative details and situation of property, plant and equipment and relevant details of right-of-use assets.

(B) The Company has maintained proper records showing full particulars of intangible assets.
(b)	The Company has a program of physical verification of property, plant and equipment and right-of-use assets so to cover all the assets once every three years which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. Pursuant to the program, certain property, plant and equipment and right-of-use assets were due for verification during the year and were physically verified by the Management during the year. According to the information and explanations given to us, no material discrepancies were noticed on such verification.
(c)	Based on our examination of the property tax receipts and lease agreement for land on which building is constructed, registered sale deed / transfer deed / conveyance deed provided to us, we report that, the title in respect of self-constructed buildings and title deeds of all other immovable properties (other than properties where the company is the lessee and the lease agreements are duly executed in favour of the lessee), disclosed in the financial statements included under Property, Plant and Equipment are held in the name of the Company as at the balance sheet date.
(d)	The Company has not revalued any of its property, plant and equipment (including right-of-use assets) and intangible assets during the year.
(e)	No proceedings have been initiated during the year or are pending against the Company as at March 31, 2026 for holding any benami property under the Benami Transactions (Prohibition) Act, 1988 (as amended in 2016) and rules made thereunder.

ii.	(a) The Company does not have any inventory and hence reporting under clause 3(ii)(a) of the Order is not applicable.

(b) The Company has not been sanctioned working capital limits in excess of 5 crore, in aggregate, at any points of time during the year, from banks or financial institutions on the basis of security of current assets and hence reporting under clause 3(ii)(b) of the Order is not applicable.

iii.	The Company has made investments in, Companies and granted unsecured loans to other parties, during the year, in respect of which:
(a)	The Company has not provided any loans or advances in the nature of loans or stood guarantee, or provided security to any other entity during the year, and hence reporting under clause 3(iii)(a) of the Order is not applicable.
(b)	In our opinion, the investments made and the terms and conditions of the grant of loans, during the year are, prima facie, not prejudicial to the Company’s interest.
(c)	In respect of loans granted by the Company, the schedule of repayment of principal and payment of interest has been stipulated and the repayments of principal amounts and receipts of interest are generally regular as per stipulation.
(d)	In respect of loans granted by the Company, there is no overdue amount remaining outstanding as at the balance sheet date.
(e)	No loan granted by the Company which has fallen due during the year, has been renewed or extended or fresh loans granted to settle the overdue of existing loans given to the same parties.
(f)	The Company has not granted any loans or advances in the nature of loans either repayable on demand or without specifying any terms or period of repayment during the year. Hence, reporting under clause 3(iii)(f) is not applicable.

The Company has not made investments in Firms and Limited Liability Partnerships during the year. Further the Company has not provided any guarantee or security or granted any advances in the nature of loans, secured or unsecured, to Companies, Firms, Limited Liability Partnerships or any other parties.

iv.	The Company has complied with the provisions of Sections 185 and 186 of the Companies Act, 2013 in respect of loans granted, investments made and guarantees and securities provided, as applicable.

v.	The Company has not accepted any deposit or amounts which are deemed to be deposits. Hence, reporting under clause 3(v) of the Order is not applicable.

vi.	The maintenance of cost records has not been specified by the Central Government under sub-section (1) of section 148 of the Companies Act, 2013 for the business activities carried out by the Company. Hence, reporting under clause (vi) of the Order is not applicable to the Company.

vii.	In respect of statutory dues:

(a)	In our opinion, the Company has generally been regular in depositing undisputed statutory dues, including Goods and Services tax, Provident Fund, Employees’ State Insurance, Income Tax, Sales Tax, Service Tax, duty of Custom, duty of Excise, Value Added Tax, Cess and other material statutory dues applicable to it with the appropriate authorities.

There were no undisputed amounts payable in respect of Goods and Service tax, Provident Fund, Employees’ State Insurance, Income Tax, Sales Tax, Service Tax, duty of Custom, duty of Excise, Value Added Tax, Cess and other material statutory dues in arrears as at March 31, 2026 for a period of more than six months from the date they became payable.

(b)	Details of statutory dues referred to in sub-clause (a) above which have not been deposited as on March 31, 2026 on account of disputes are given below:

Nature of the statute	Nature of dues	Forum where Dispute is Pending	Financial Period to which the Amount Relates	Amount crore
The Income Tax Act, 1961	Income Tax	Assessing Officer	2009-10, 2021-22, 2024-25	1,308
	Income Tax	Commissioner (Appeals)	2010-11,2013-14, 2019-20 to 2024-25	423
	Income Tax	Income Tax Appellate Tribunal	2015-16 and 2021-22	1
Customs Act, 1962	Duty of Custom	Specified Officer of Special Economic Zone	2008-09 to 2011-12	5
Central Excise Act, 1944	Duty of Excise	Supreme Court (3)	2005-06 to 2015-16	68
		Customs Excise and Service Tax Appellate Tribunal	2015-16	- (4)
Goods and Service Tax Act, 2017	Goods and Services Tax	Joint Commissioner (Appeals)	2017-18 to 2022-23,2024-25	239
		GST Appellate Tribunal	2017-18 to 2020-21	65
		High Court of Karnataka	2017-18 and 2020-21	21
		Assessing Officer	2017-18 to 2021-22	1
Sales Tax Act and VAT Laws	Sales Tax	Joint Commissioner (Appeals) (3)	2006-07 and 2014-15	-
	Sales Tax	Sales Tax Appellate Tribunal	2007-08 to 2010-11	1
	Sales Tax	High Court of Andhra Pradesh	2007-08	- (4)
Finance Act, 1994	Service Tax	High Court of Karnataka	2008-09	2
	Service Tax	Customs Excise and Service Tax Appellate Tribunal (2)	2009-10 to 2010-11, 2012-13 to 2017-18	267
The Karnataka [Gram Swaraj and Panchayat Raj] Act, 1993	Panchayat Property Tax	High Court of Karnataka	2017-18 to 2020-21	33
Greater Hyderabad Municipal Corporation Act, 1955	Trade Licence Fee	Ministry for Information Technology & Municipal Administration & Urban Development	2021-22 to 2022-23	3
UK Finance Act 1998	Corporation Tax	His Majesty's Revenue and Customs (HMRC) Tax Officer, United Kingdom(3)	2014-15 to 2016-17	249
Canada Pension Plan, RSC 1985 & Employment Insurance Act S.C. 1996	Canada Pension Plan & Employment Insurance	Canada Revenue Agency	CY(1) 2019-24	- (4)

Footnotes:

(1)	CY=Calendar Year.
(2)	Stay order has been granted against 60 crore disputed which has not been deposited.
(3)	Stay order has been granted.
(4)	Less than 1 crore.

viii.	There were no transactions relating to previously unrecorded income that have been surrendered or disclosed as income during the year in the tax assessments under the Income Tax Act, 1961 (43 of 1961).

ix.	(a) The Company has not taken any loans or other borrowings from any lender. Hence reporting under clause 3(ix)(a) of the Order is not applicable.

(b) The Company has not been declared wilful defaulter by any bank or financial institution or government or any government authority.

(c) The Company has not taken any term loan during the year and there are no outstanding term loans at the beginning of the year and hence, reporting under clause 3(ix)(c) of the Order is not applicable.

(d) On an overall examination of the financial statements of the Company, funds raised on short-term basis have, prima facie, not been used during the year for long-term purposes by the Company.

(e) On an overall examination of the financial statements of the Company, the Company has not taken any funds from any entity or person on account of or to meet the obligations of its subsidiaries.

(f) The Company has not raised any loans during the year and hence reporting on clause 3(ix)(f) of the Order is not applicable.

x.

(a) The Company has not raised moneys by way of initial public offer or further public offer (including debt instruments) during the year and hence reporting under clause 3(x)(a) of the Order is not applicable.

(b) During the year, the Company has not made any preferential allotment or private placement of shares or convertible debentures (fully or partly or optionally) and hence reporting under clause 3(x)(b) of the Order is not applicable.

xi.	(a) No fraud by the Company and no material fraud on the Company has been noticed or reported during the year.

(b) No report under sub-section (12) of section 143 of the Companies Act has been filed in Form ADT-4 as prescribed under rule 13 of Companies (Audit and Auditors) Rules, 2014 with the Central Government, during the year and upto the date of this report.

(c) We have taken into consideration the whistle blower complaints received by the Company during the year (and upto the date of this report), while determining the nature, timing and extent of our audit procedures.

xii.	The Company is not a Nidhi Company and hence reporting under clause (xii) of the Order is not applicable.

xiii.	In our opinion, the Company is in compliance with Section 177 and 188 of the Companies Act, 2013 with respect to applicable transactions with the related parties and the details of related party transactions have been disclosed in the Standalone Financial Statements as required by the applicable accounting standards.

xiv.	(a) In our opinion, the Company has an adequate internal audit system commensurate with the size and the nature of its business.
(b) We have considered, the internal audit reports for the year under audit, issued to the Company during the year and till date, in determining the nature, timing and extent of our audit procedures.

xv.	In our opinion, during the year the Company has not entered into any non-cash transactions with its Directors or persons connected with its directors and hence provisions of section 192 of the Companies Act, 2013 are not applicable to the Company.

xvi.	(a) In our opinion, the Company is not required to be registered under section 45-IA of the Reserve Bank of India Act, 1934. Hence, reporting under clause 3(xvi)(a), (b) and (c) of the Order is not applicable.

(b) In our opinion, there is no core investment company within the Group (as defined in the Core Investment Companies (Reserve Bank) Directions, 2016) and accordingly reporting under clause 3(xvi)(d) of the Order is not applicable.

xvii.	The Company has not incurred cash losses during the financial year covered by our audit and the immediately preceding financial year.

xviii.	There has been no resignation of the statutory auditors of the Company during the year.

xix.	On the basis of the financial ratios, ageing and expected dates of realisation of financial assets and payment of financial liabilities, other information accompanying the financial statements and our knowledge of the Board of Directors and Management plans and based on our examination of the evidence supporting the assumptions, nothing has come to our attention, which causes us to believe that any material uncertainty exists as on the date of the audit report indicating that Company is not capable of meeting its liabilities existing at the date of balance sheet as and when they fall due within a period of one year from the balance sheet date. We, however, state that this is not an assurance as to the future viability of the Company. We further state that our reporting is based on the facts up to the date of the audit report and we neither give any guarantee nor any assurance that all liabilities falling due within a period of one year from the balance sheet date, will get discharged by the Company as and when they fall due.

xx.	(a) There are no unspent amounts towards Corporate Social Responsibility (“CSR”) on other than ongoing projects requiring a transfer to a Fund specified in Schedule VII to the Companies Act, 2013 in compliance with second proviso to sub-section (5) of Section 135 of the said Act. Accordingly, reporting under clause 3(xx)(a) of the Order is not applicable for the year.

(b) In respect of ongoing projects, the Company has transferred unspent CSR amount as at the end of the previous financial year, to a Special account within a period of 30 days from the end of the said financial year in compliance with the provision of section 135(6) of the Companies Act, 2013.

In respect of ongoing projects, the Company has not transferred the unspent CSR amount as at the Balance Sheet date out of the amounts that was required to be spent during the year, to a Special Account in compliance with the provision of sub-section (6) of section 135 of the said Act till the date of our report since the time period for such transfer, i.e., 30 days from the end of the financial year has not elapsed till the date of our report.

Place: Bengaluru Date: April 23, 2026	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Vikas Bagaria Partner (Membership No.060408) UDIN: 26060408CPRNQV5105

INFOSYS LIMITED

Standalone Financial Statements under Indian Accounting Standards (Ind AS) for the year ended March 31, 2026

Index
Balance Sheet
Statement of Profit and Loss
Statement of Changes in Equity
Statement of Cash Flows
Overview and Notes to the Standalone Financial Statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Use of estimates and judgments
1.4 Critical accounting estimates and judgements
2. Notes to the Standalone Financial Statements
2.1 Property, plant and equipment
2.2 Goodwill and other intangible assets
2.3 Leases
2.4 Capital work-in-progress
2.5 Investments
2.6 Loans
2.7 Other financial assets
2.8 Trade Receivables
2.9 Cash and cash equivalents
2.10 Other assets
2.11 Financial instruments
2.12 Equity
2.13 Other financial liabilities
2.14 Trade payables
2.15 Other liabilities
2.16 Provisions
2.17 Income taxes
2.18 Revenue from operations
2.19 Other income, net
2.20 Expenses
2.21 Employee Benefits
2.22 Earnings per equity share
2.23 Contingent liabilities and commitments
2.24 Related party transactions
2.25 Corporate social responsibility (CSR)
2.26 Segment Reporting
2.27 Ratios

INFOSYS LIMITED

(In crore)

Balance Sheet as at	Note No.	March 31, 2026	March 31, 2025
ASSETS
Non-current assets
Property, plant and equipment	2.1	10,774	10,070
Right-of-use assets	2.3	2,851	3,078
Capital work-in-progress	2.4	512	778
Goodwill	2.2	211	211
Other intangible assets		–	–
Financial assets
Investments	2.5	26,036	27,371
Loans	2.6	5	26
Other financial assets	2.7	1,835	2,350
Deferred tax assets (net)	2.17	1,347	497
Income tax assets (net)	2.17	99	1,164
Other non-current assets	2.10	2,590	2,223
Total non-current assets		46,260	47,768
Current assets
Financial assets
Investments	2.5	12,039	11,147
Trade receivables	2.8	30,337	26,413
Cash and cash equivalents	2.9	8,727	14,265
Loans	2.6	189	207
Other financial assets	2.7	14,770	12,569
Income tax assets (net)	2.17	1,745	2,949
Other current assets	2.10	12,624	9,618
Total current assets		80,431	77,168
Total assets		126,691	124,936
EQUITY AND LIABILITIES
Equity
Equity share capital	2.12	2,027	2,076
Other equity		78,847	85,256
Total equity		80,874	87,332
LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	2.3	2,815	2,694
Other financial liabilities	2.13	1,880	1,991
Deferred tax liabilities (net)	2.17	990	1,062
Other non-current liabilities	2.15	495	95
Total non - current liabilities		6,180	5,842
Current liabilities
Financial liabilities
Lease liabilities	2.3	934	765
Trade payables	2.14
Total outstanding dues of micro enterprises and small enterprises		9	8
Total outstanding dues of creditors other than micro enterprises and small enterprises		3,530	2,720
Other financial liabilities	2.13	16,812	14,101
Other current liabilities	2.15	12,478	9,159
Provisions	2.16	1,064	993
Income tax liabilities (net)	2.17	4,810	4,016
Total current liabilities		39,637	31,762
Total equity and liabilities		126,691	124,936

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018
Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437

Bengaluru April 23, 2026	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

INFOSYS LIMITED

(In crore except equity share and per equity share data)

Statement of Profit and Loss for the	Note No.	Year ended March 31,
		2026	2025
Revenue from operations	2.18	148,819	136,592
Other income, net	2.19	6,491	4,782
Total income		155,310	141,374
Expenses
Employee benefit expenses	2.20	73,239	67,466
Cost of technical sub-contractors		22,388	19,353
Travel expenses		1,596	1,467
Cost of software packages and others	2.20	9,274	9,617
Communication expenses		419	448
Consultancy and professional charges		1,846	1,245
Depreciation and amortization expenses	2.1, 2.3	2,394	2,619
Finance cost		207	221
Other expenses	2.20	4,044	3,497
Total expenses		115,407	105,933
Profit before exceptional item and tax		39,903	35,441
Exceptional item
Impact of Labour Codes	2.20.1	1,146	–
Profit before tax		38,757	35,441
Tax expense:
Current tax	2.17	10,459	10,836
Deferred tax	2.17	(913)	(963)
Profit for the year		29,211	25,568
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	2.17 & 2.21	(285)	(81)
Equity instruments through other comprehensive income, net	2.5 & 2.17	397	19
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.11 & 2.17	(1)	(24)
Fair value changes on investments, net	2.5 & 2.17	(26)	191
Total other comprehensive income/ (loss), net of tax		85	105
Total comprehensive income for the year		29,296	25,673
Earnings per equity share
Equity shares of par value 5/- each
Basic (in per share)	2.22	70.87	61.58
Diluted (in per share)	2.22	70.78	61.46
Weighted average equity shares used in computing earnings per equity share
Basic (in shares)	2.22	4,12,19,31,567	4,15,19,36,905
Diluted (in shares)	2.22	4,12,70,28,321	4,15,99,05,476

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018
Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437

Bengaluru April 23, 2026	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

INFOSYS LIMITED

Statement of Changes in Equity

(In crore)

Particulars	Equity Share Capital	Other Equity											Total equity attributable to equity holders of the Company
		Reserves & Surplus								Other comprehensive income
		Capital reserve		Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)
		Capital reserve	Other reserves (2)
Balance as at April 1, 2024	2,075	54	2,862	169	580	62,551	162	913	11,787	279	6	(262)	81,176
Changes in equity for the year ended March 31, 2025
Profit for the year	–	–	–	–	–	25,568	–	–	–	–	–	–	25,568
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	(81)	(81)
Equity instruments through other comprehensive income, net* (Refer to note 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	19	–	–	19
Fair value changes on derivatives designated as cash flow hedge, net* (Refer to note 2.11 and 2.17)	–	–	–	–	–	–	–	–	–	–	(24)	–	(24)
Fair value changes on investments, net* (Refer to note 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	–	–	191	191
Total comprehensive income for the year	–	–	–	–	–	25,568	–	–	–	19	(24)	110	25,673
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	–	821	–	–	(821)	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve to retained earnings	–	–	–	–	–	2,999	–	–	(2,999)	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	–	(74)	–	–	74
Transferred on account of exercise of stock options (Refer to note 2.12)	–	–	–	–	472	–	–	(472)	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	–	197	(197)	–	–	–	–	–
Shares issued on exercise of employee stock options (Refer to note 2.12)	1	–	–	–	2	–	–	–	–	–	–	–	3
Employee stock compensation expense (Refer to note 2.12)	–	–	–	–	–	–	–	786	–	–	–	–	786
Income tax benefit arising on exercise of stock options (Refer to note 2.17)	–	–	–	–	–	–	–	39	–	–	–	–	39
Dividends	–	–	–	–	–	(20,345)	–	–	–	–	–	–	(20,345)
Balance as at March 31, 2025	2,076	54	2,862	169	1,054	71,520	359	1,069	8,041	298	(18)	(152)	87,332

INFOSYS LIMITED

Condensed Standalone Statement of Changes in Equity (contd.)

(In crore)

Particulars	Equity Share Capital	Other Equity											Total equity attributable to equity holders of the Company
		Reserves & Surplus								Other comprehensive income
		Capital reserve		Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)
		Capital reserve	Other reserves (2)
Balance as at April 1, 2025	2,076	54	2,862	169	1,054	71,520	359	1,069	8,041	298	(18)	(152)	87,332
Changes in equity for the year ended March 31, 2026
Profit for the year	–	–	–	–	–	29,211	–	–	–	–	–	–	29,211
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	(285)	(285)
Equity instruments through other comprehensive income, net* (Refer to note 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	397	–	–	397
Fair value changes on derivatives designated as cash flow hedge, net* (Refer to note 2.11 and 2.17)	–	–	–	–	–	–	–	–	–	–	(1)	–	(1)
Fair value changes on investments, net* (Refer to note 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	–	–	(26)	(26)
Total comprehensive income for the year	–	–	–	–	–	29,211	–	–	–	397	(1)	(311)	29,296
Buyback of equity shares (Refer to note 2.12)	(50)	–	–	–	(1,244)	(16,346)	(360)	–	–	–	–	–	(18,000)
Transaction cost relating to buyback (Refer to note 2.12)	–	–	–	–	(17)	(27)	–	–	–	–	–	–	(44)
Amount transferred to capital redemption reserve upon buyback (Refer to note 2.12)	–	–	–	50	–	–	(50)	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	–	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	–	1,261	–	–	(1,261)	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve to retained earnings	–	–	–	–	–	1,956	–	–	(1,956)	–	–	–	–
Transferred on account of exercise of stock options (Refer to note 2.12)	–	–	–	–	449	–	–	(449)	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	–	63	(63)	–	–	–	–	–
Shares issued on exercise of employee stock options (Refer to note 2.12)	1	–	–	–	1	–	–	–	–	–	–	–	2
Employee stock compensation expense (Refer to note 2.12)	–	–	–	–	–	–	–	938	–	–	–	–	938
Income tax benefit arising on exercise of stock options (Refer to note 2.17)	–	–	–	–	–	–	–	44	–	–	–	–	44
Dividends	–	–	–	–	–	(18,694)	–	–	–	–	–	–	(18,694)
Balance as at March 31, 2026	2,027	54	2,862	219	243	68,881	12	1,539	4,824	695	(19)	(463)	80,874

*	net of tax

(1)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

(2)	Profit / loss on transfer of business between entities under common control taken to reserve.

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018
Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437

Bengaluru April 23, 2026	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

INFOSYS LIMITED

Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the year is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The Company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Year ended March 31,
		2026	2025
Cash flow from operating activities
Profit for the year		29,211	25,568
Adjustments to reconcile net profit to net cash provided by operating activities
Depreciation and Amortization	2.1, 2.3	2,394	2,619
Income tax expense	2.17	9,546	9,873
Impairment loss recognized / (reversed) under expected credit loss model		71	(7)
Finance cost		207	221
Interest and dividend income	2.19	(4,885)	(3,699)
Stock compensation expense	2.12	846	712
Provision for post sale client support		(191)	(114)
Exchange differences on translation of assets and liabilities, net		777	170
Interest receivable on income tax refund		(63)	(327)
Other adjustments		169	165
Changes in assets and liabilities
Trade receivables and unbilled revenue		(6,018)	(2,994)
Loans, other financial assets and other assets		(3,870)	(1,942)
Trade payables		812	236
Other financial liabilities, other liabilities and provisions		6,330	3,529
Cash generated from operations		35,336	34,010
Income taxes paid		(7,172)	(4,601)
Net cash generated by operating activities		28,164	29,409
Cash flow from investing activities
Expenditure on property, plant and equipment and intangibles, net of sale proceeds (Refer to note 2.1)		(2,170)	(1,587)
Deposits placed with corporation		(660)	(1,026)
Redemption of deposits placed with corporation		459	593
Interest and dividend received		2,269	1,672
Dividend received from subsidiary		2,676	1,522
Loan given to subsidiaries		–	(10)
Loan repaid by subsidiaries		10	–
Payment of contingent consideration pertaining to acquisition of business		(13)	–
Investment in subsidiaries		(781)	(4,361)
Proceeds from sale of investment in subsidiaries		4	–
Payment towards acquisition		–	(184)
Other receipts		–	2
Payments to acquire investments
Mutual fund units		(67,178)	(66,637)
Commercial papers		(2,875)	(6,058)
Certificates of deposit		(12,665)	(6,138)
Tax free bonds and government bonds		(126)	–
Government Securities		(2,859)	–
Non-convertible debentures		(3,031)	(3,240)
Other investments		(2)	(25)
Proceeds on sale of investments
Mutual fund units		66,362	67,597
Target maturity fund		487	–
Commercial papers		5,250	7,260
Certificates of deposit		8,592	5,984
Non-convertible debentures		3,818	2,376
Government Securities		5,159	200
Tax free bonds and government bonds		1,356	105
Other investments		4	12
Escrow and deposits pertaining to buyback		(1,815)	–
Redemption of escrow and other deposits pertaining to buyback		1,815	–
Net cash (used in) / generated from investing activities		4,086	(1,943)
Cash flow from financing activities
Payment of Lease Liabilities	2.3	(912)	(859)
Shares issued on exercise of employee stock options		2	3
Other (payments)/receipts		(125)	(186)
Payment of dividends		(18,694)	(20,337)
Buyback of equity shares including transaction cost		(18,058)	–
Net cash used in financing activities		(37,787)	(21,379)
Net increase / (decrease) in cash and cash equivalents		(5,537)	6,087
Effect of exchange rate changes on cash and cash equivalents		(1)	(13)
Cash and cash equivalents at the beginning of the year	2.9	14,265	8,191
Cash and cash equivalents at the end of the year	2.9	8,727	14,265
Supplementary information:
Restricted cash balance	2.9	52	45

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018
Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437

Bengaluru April 23, 2026	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

INFOSYS LIMITED

Overview and Notes to the Standalone Financial Statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or 'Infosys') provides AI-first business consulting and technology services, to enable organizations to unlock AI value at scale. With over four decades of experience in managing the systems and workings of global enterprises, Infosys accelerates business transformation through its AI-first value framework, deep domain expertise, and unique ability to orchestrate innovations from its AI-native partner ecosystem. Infosys’s strategy is to be the navigator for its clients as they ideate, plan and execute on their journey to an AI-first future.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics City, Hosur Road, Bengaluru 560100, Karnataka, India. The company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The standalone financial statements are approved for issue by the Company's Board of Directors on April 23, 2026.

1.2 Basis of preparation of financial statements

These standalone financial statements are prepared in accordance with the provisions of the Companies Act, 2013 (''the Act''), guidelines issued by the Securities and Exchange Board of India (SEBI) and Indian Accounting Standard (Ind AS) under the historical cost convention on accrual basis except for certain financial instruments which are measured at fair values, defined benefit liability/(asset) which is recognized at the present value of defined benefit obligation less fair value of plan assets. The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use. The material accounting policy information used in preparation of the audited standalone financial statements have been discussed in the respective notes.

As the year to date figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year to date figures reported in this statement.

1.3 Use of estimates and judgments

The preparation of the financial statements in conformity with Ind AS requires the management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note no. 1.4. Critical accounting estimates and judgments could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgements are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the standalone financial statements.

1.4 Critical accounting estimates and judgments

a. Revenue recognition

The Company’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Company uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Company considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Company's two major tax jurisdictions are India and the United States, though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. (Refer to note 2.17).

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Company's assets are determined by the management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. (Refer to note 2.1).

2. Notes to the Standalone Financial Statements

2.1 PROPERTY, PLANT AND EQUIPMENT

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method.

The estimated useful lives of assets are as follows:

Building(1)	22-25 years
Plant and machinery(1)	5 years
Office equipment	5 years
Computer equipment(1)	3-5 years
Furniture and fixtures(1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2026 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2025	1,477	10,621	3,238	1,423	7,917	2,126	781	46	27,629
Additions	27	704	260	116	1,218	174	49	1	2,549
Deletions** #	(66)	(13)	(24)	(42)	(1,092)	(100)	(40)	(5)	(1,382)
Gross carrying value as at March 31, 2026	1,438	11,312	3,474	1,497	8,043	2,200	790	42	28,796
Accumulated depreciation as at April 1, 2025	–	(4,964)	(2,888)	(1,195)	(6,062)	(1,796)	(611)	(43)	(17,559)
Depreciation	–	(401)	(161)	(95)	(872)	(142)	(76)	(1)	(1,748)
Accumulated depreciation on deletions** #	–	1	24	41	1,074	100	40	5	1,285
Accumulated depreciation as at March 31, 2026	–	(5,364)	(3,025)	(1,249)	(5,860)	(1,838)	(647)	(39)	(18,022)
Carrying value as at April 1, 2025	1,477	5,657	350	228	1,855	330	170	3	10,070
Carrying value as at March 31, 2026	1,438	5,948	449	248	2,183	362	143	3	10,774

**	During the year ended March 31, 2026, certain assets which were not in use having gross book value of 1,022 crore (net book value: Nil) were retired.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2025 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2024	1,430	10,679	3,214	1,370	7,379	2,160	963	45	27,240
Additions	47	32	45	97	1,013	47	68	2	1,351
Deletions*#	–	(90)	(21)	(44)	(475)	(81)	(250)	(1)	(962)
Gross carrying value as at March 31, 2025	1,477	10,621	3,238	1,423	7,917	2,126	781	46	27,629
Accumulated depreciation as at April 1, 2024	–	(4,575)	(2,732)	(1,139)	(5,497)	(1,709)	(733)	(42)	(16,427)
Depreciation	–	(402)	(176)	(99)	(1,034)	(166)	(125)	(2)	(2,004)
Accumulated depreciation on deletions*#	–	13	20	43	469	79	247	1	872
Accumulated depreciation as at March 31, 2025	–	(4,964)	(2,888)	(1,195)	(6,062)	(1,796)	(611)	(43)	(17,559)
Carrying value as at April 1, 2024	1,430	6,104	482	231	1,882	451	230	3	10,813
Carrying value as at March 31, 2025	1,477	5,657	350	228	1,855	330	170	3	10,070

*	During the Year ended March 31, 2025, certain assets which were not in use having gross book value of 411 crore (net book value: Nil) were retired.

#	Proceeds from sale of property plant and equipment amounted to 267 crore and 121 crore for the year ended March 31, 2026 and March 31, 2025, respectively.

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

(2)	Includes certain assets provided on cancellable operating lease to subsidiaries.

The aggregate depreciation has been included under depreciation and amortization expense in the statement of Profit and Loss.

Repairs and maintenance costs are recognized in the statement of Profit and Loss when incurred.

Tangible assets provided on operating lease to subsidiaries as at March 31, 2026 and March 31, 2025 are as follows:

(In crore)

Particulars	Cost	Accumulated depreciation	Net book value
Land	32	–	32
	32	–	32
Buildings	333	162	171
	333	150	183
Plant and machinery	36	35	1
	36	34	2
Furniture and fixtures	28	26	2
	28	25	3
Computer Equipment	2	2	–
	2	2	–
Leasehold Improvement	40	33	7
	40	30	10
Office equipment(1)	21	20	1
	22	20	2

(1)	During the year ended March 31, 2026 and March 31, 2025, certain assets provided on operating lease which were not in use having gross book value of 1 crore (net book value: Nil) and 2 crore (net book value: Nil), respectively were retired.

(In crore)

Particulars	Year ended March 31,
	2026	2025
Aggregate depreciation charged on above assets	18	21

The rental income from subsidiary in current year is 83 crore and in last year it was 75 crore.

2.2 GOODWILL AND OTHER INTANGIBLE ASSETS

2.2.1 Goodwill

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Carrying value at the beginning	211	211
Carrying value at the end	211	211

The allocation of goodwill to operating segments as at March 31, 2026 and March 31, 2025 is as follows:

(In crore)

Segment	As at
	March 31, 2026	March 31, 2025
Financial services	64	64
Retail	34	34
Communication	28	28
Energy, Utilities, Resources and Services	27	27
Manufacturing	21	21
	174	174
Operating segments without significant goodwill	37	37
Total	211	211

2.2.2 Other Intangible Assets

Accounting Policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labor, overhead costs that are directly attributable to prepare the asset for its intended use.

During the year ender March 31, 2026 the acquired intangible assets is fully amortised and accordingly the carrying amount has been reduced to Nil, and accordingly theses assets have been derecognised.

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2025 are as follows:

(In crore)

Particulars	Customer related	Software related	Trade name related	Others	Total
Gross carrying value as at April 1, 2024	113	54	26	26	219
Deletions	–	–	–	–	–
Gross carrying value as at March 31, 2025	113	54	26	26	219
Accumulated amortization as at April 1, 2024	(113)	(54)	(26)	(26)	(219)
Amortization expense	–	–	–	–	–
Accumulated amortization on deletions	–	–	–	–	–
Accumulated amortization as at March 31, 2025	(113)	(54)	(26)	(26)	(219)
Carrying value as at March 31, 2025	–	–	–	–	–
Carrying value as at April 1, 2024	–	–	–	–	–
Estimated Useful Life (in years)	–	–	–	–
Estimated Remaining Useful Life (in years)	–	–	–	–

Research and Development Expenditure

Research and Development expense recognized in net profit in the statement of profit and loss for the year ended March 31, 2026 and March 31, 2025 are 1,093 crore and 850 crore, respectively.

2.3 LEASES

Accounting Policy

The Company as a lessee

The Company’s lease asset classes primarily consist of leases for land, buildings and computers. The Company assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether: (i) the contract involves the use of an identified asset (ii) the Company has substantially all of the economic benefits from use of the asset through the period of the lease and (iii) the Company has the right to direct the use of the asset.

At the date of commencement of the lease, the Company recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Company determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Company makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements include the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset.

Right-of-use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the Company changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Company as a lessor

Leases for which the Company is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For finance lease, finance income is recognised over the lease term based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease and for operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Following are the changes in the carrying value of right-of-use assets for the year ended March 31, 2026:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at April 1, 2025	530	2,105	443	3,078
Additions*	–	318	457	775
Deletions	(53)	(22)	(271)	(346)
Depreciation	(4)	(420)	(232)	(656)
Balance as at March 31, 2026	473	1,981	397	2,851

*	Net of adjustments on account of modifications

Following are the changes in the carrying value of right-of-use assets for the year ended March 31, 2025:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at April 1, 2024	534	2,266	503	3,303
Additions*	–	430	353	783
Deletions	–	(181)	(207)	(388)
Depreciation	(4)	(410)	(206)	(620)
Balance as at March 31, 2025	530	2,105	443	3,078

*	Net of adjustments on account of modifications

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the statement of Profit and Loss.

The following is the break-up of current and non-current lease liabilities as at March 31, 2026 and March 31, 2025:

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Current lease liabilities	934	765
Non-current lease liabilities	2,815	2,694
Total	3,749	3,459

The movement in lease liabilities during the year ended March 31, 2026 and March 31, 2025 is as follows :

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Balance at the beginning	3,459	3,766
Additions	762	718
Finance cost accrued during the period	169	162
Deletions	(68)	(394)
Payment of lease liabilities	(912)	(859)
Translation Difference	339	66
Balance at the end	3,749	3,459

The table below provides details regarding the contractual maturities of lease liabilities as at March 31, 2026 and March 31, 2025 on an undiscounted basis:

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Less than one year	1,063	812
One to five years	2,555	2,152
More than five years	646	990
Total	4,264	3,954

The Company does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was 23 crore and 19 crore for the year ended March 31, 2026 and March 31, 2025.

Leases not yet commenced to which Company is committed is 87 crore for a lease term up to 5 years.

The following is the movement in the net investment in lease during the year ended March 31, 2026 and March 31, 2025:

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Balance at the beginning	469	319
Addition	325	268
Interest income accrued during the period	23	11
Others	3	(5)
Lease receipts	(245)	(133)
Translation Difference	14	9
Balance at the end	589	469

2.4 CAPITAL WORK -IN-PROGRESS

Changes in capital work-in-progress are as follows:

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Balance at the beginning	778	277
Additions during the year	2,256	1,805
Capitalized during the year	(2,522)	(1,304)
Balance at the end	512	778

The capital work-in-progress ageing schedule for the year ended March 31, 2026 and March 31, 2025 is as follows:

(In crore)

Particulars	Amount in CWIP for a period of
	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress	345	156	10	1	512
	540	204	22	12	778
Total Capital work-in-progress	345	156	10	1	512
	540	204	22	12	778

For capital-work-in progress, whose completion is overdue or has exceeded its cost compared to its original plan the project wise details of when the project is expected to be completed is given below as of March 31, 2026 and March 31, 2025:

(In crore)

Particulars	To be completed in
	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress
BN-SP-SDB	114	–	–	–	114
NO-SZ-SDB	256	–	–	–	256
Total Capital work-in-progress	114	–	–	–	114
	256	–	–	–	256

Project execution plans are formulated based on capacity requirement assessments, and projects are executed accordingly.

2.5 INVESTMENTS

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Non-current investments
Equity instruments of subsidiaries	14,507	13,724
Redeemable Preference shares of subsidiary	2,831	2,831
Preference securities and equity securities	743	251
Target maturity fund units	–	465
Others	59	61
Tax free bonds	407	1,465
Government bonds	–	14
Non-convertible debentures	3,279	3,320
Government Securities	4,210	5,240
Total non-current investments	26,036	27,371
Current investments
Mutual fund units	2,191	1,185
Commercial Papers	1,180	3,442
Certificates of deposit	7,546	3,257
Tax free bonds	–	154
Government bonds	101	–
Government Securities	240	1,560
Non-convertible debentures	781	1,549
Total current investments	12,039	11,147
Total carrying value	38,075	38,518

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2026	March 31, 2025
Non-current investments
Unquoted
Investment carried at cost
Investments in equity instruments of subsidiaries
Infosys BPM Limited	662	662
33,828 (33,828) equity shares of 10,000/- each, fully paid up
Infosys Technologies (China) Co. Limited	369	369
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up
Infosys Technologies (Sweden) AB	76	76
1,000 (1,000) equity shares of SEK 100 par value, fully paid
Infosys Technologies (Shanghai) Company Limited	1,010	1,010
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid
Infosys Consulting Holding AG	1,323	1,323
23,350 (23,350) - Class A shares of CHF 1,000 each and
26,460 (26,460) - Class B Shares of CHF 100 each, fully paid up
EdgeVerve Systems Limited	1,312	1,312
1,31,18,40,000 (1,31,18,40,000) equity shares of 10/- each, fully paid up
Infosys Nova Holdings LLC#	3,308	3,017
Infosys Singapore Pte Ltd	4,821	4,327
2,88,39,411 (2,73,19,411) shares
Brilliant Basics Holding Limited	59	59
1,346 (1,346) shares of GBP 0.005 each, fully paid up
Infosys Arabia Limited	2	2
70 (70) shares
Panaya Inc.	582	582
2 (2) shares of USD 0.01 per share, fully paid up
Infosys Chile SpA	7	7
100 (100) shares
Infosys Luxembourg S.a r.l.	26	26
30,000 (30,000) shares
Infosys Austria GmbH	–	–
80,000 (80,000) shares of EUR 1 par value, fully paid up
Infosys Consulting Brazil	337	337
27,50,71,070 (27,50,71,070) shares of BRL 1 per share, fully paid up
Infosys Consulting S.R.L. (Romania)	34	34
99,183 (99,183) shares of RON 100 per share, fully paid up
Infosys Limited Bulgaria EOOD	2	2
4,58,000 (4,58,000) shares of BGN 1 per share, fully paid up
Infosys Germany Holdings GmbH	2	2
25,000 (25,000) shares EUR 1 per share, fully paid up
Infosys Green Forum	1	1
10,00,000 (10,00,000) shares 10 per share, fully paid up
Infosys Automotive and Mobility GmbH	15	15
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	79	79
27,70,326 (27,70,326) share Turkish Liras 100 (100) per share, fully paid up
Infosys Consulting S.R.L. (Argentina)	–	2
Nil (2,94,500) shares AR$ 100 per share, fully paid up
Infosys Business Solutions LLC	8	8
10,000 (10,000) shares USD 100 per share, fully paid up
Idunn Information Technology Private Limited	82	82
3,27,788 (3,27,788) shares 10 per share fully paid up
InSemi Technology Services Private Limited (2)	198	198
10,33,440 (10,33,440) shares 10 per share fully paid up
in-tech Group India Private Limited	15	15
10,000 (10,000) shares 10 per share fully paid up
Infosys Services (Thailand) Limited	13	13
49,99,998 (49,99,998) shares THB 10 per share fully paid up
Investments in Redeemable Preference shares of subsidiary
Infosys Singapore Pte Ltd	2,831	2,831
51,02,00,000 (51,02,00,000) shares
	17,338	16,555
Investments carried at fair value through profit or loss
Target maturity fund units	–	465
Equity and Preference securities	52	25
Others (1)	59	61
	111	551
Investments carried at fair value through other comprehensive income
Preference securities	628	167
Equity securities	2	2
	630	169
Quoted
Investments carried at amortized cost
Tax free bonds	407	1,465
Government bonds	–	14
	407	1,479
Investments carried at fair value through other comprehensive income
Non-convertible debentures	3,279	3,320
Equity Securities	61	57
Government Securities	4,210	5,240
	7,550	8,617
Total non-current investments	26,036	27,371
Current investments
Unquoted
Investments carried at fair value through profit or loss
Mutual fund units	2,191	1,185
	2,191	1,185
Investments carried at fair value through other comprehensive income
Commercial Papers	1,180	3,442
Certificates of deposit	7,546	3,257
	8,726	6,699
Quoted
Investments carried at amortized cost
Tax free bonds	–	154
Government bonds	101	-
	101	154
Investments carried at fair value through other comprehensive income
Government Securities	240	1,560
Non-convertible debentures	781	1,549
	1,021	3,109
Total current investments	12,039	11,147
Total investments	38,075	38,518
Aggregate amount of quoted investments	9,079	13,359
Market value of quoted investments (including interest accrued), current	1,122	3,266
Market value of quoted investments (including interest accrued), non-current	7,981	10,269
Aggregate amount of unquoted investments	28,996	25,159
# Aggregate amount of impairment in value of investments	94	94
Reduction in the fair value of assets held for sale	854	854
Investments carried at cost	17,338	16,555
Investments carried at amortized cost	508	1,633
Investments carried at fair value through other comprehensive income	17,927	18,594
Investments carried at fair value through profit or loss	2,302	1,736

(1)	Uncalled capital commitments outstanding as of March 31, 2026 and March 31, 2025 was 23 crore and 27 crore, respectively.

(2)	On May 10, 2024, Infosys Ltd acquired 100% voting interests in InSemi Technology Services Private Limited, a semiconductor design services company headquartered in India. This acquisition is expected to strengthen our expertise in semiconductor ecosystem and Engineering R&D services. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of 198 crore as on acquisition date, which includes a cash consideration of 168 crore and contingent consideration with an estimated fair value of 30 crore as on the date of acquisition.

Refer to note 2.11 for accounting policies on financial instruments.

Details of amounts recorded in other comprehensive income:

(In crore)

	Year ended			Year ended
	March 31, 2026			March 31, 2025
	Gross	Tax	Net	Gross	Tax	Net
Net Gain/(loss) on
Non-convertible debentures	(14)	2	(12)	52	(6)	46
Government Securities	5	(1)	4	155	(14)	141
Commercial Paper	(7)	2	(5)	3	(1)	2
Certificate of deposits	(18)	5	(13)	3	(1)	2
Equity and preference securities	464	(67)	397	20	(1)	19

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		March 31, 2026	March 31, 2025
Mutual fund units - carried at fair value through profit or loss	Quoted price	2,191	1,185
Target maturity fund units - carried at fair value through profit or loss	Quoted price	–	465
Tax free bonds and government bonds - carried at amortized cost	Quoted price and market observable inputs	529	1,796
Non-convertible debentures - carried at fair value through other comprehensive income	Quoted price and market observable inputs	4,060	4,869
Government securities - carried at fair value through other comprehensive income	Quoted price and market observable inputs	4,450	6,800
Commercial Papers - carried at fair value through other comprehensive income	Market observable inputs	1,180	3,442
Certificates of deposit - carried at fair value through other comprehensive income	Market observable inputs	7,546	3,257
Quoted equity securities - carried at fair value through other comprehensive income	Quoted price	61	57
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	630	169
Unquoted equity and preference securities - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	52	25
Others - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	59	61
Total		20,758	22,126

Note : Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.5.1 Details of Investments

The details of investments in preference, equity and other instruments at March 31, 2026 and March 31, 2025 are as follows:

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2026	March 31, 2025
Preference Securities
Investments carried at fair value through other comprehensive income
Airviz Inc.	–	–
2,89,695 (2,89,695) Series A Preferred Stock, fully paid up, par value USD 0.001 each
Whoop Inc	576	129
1,10,59,340 (1,10,59,340) Series B Preferred Stock, fully paid up, par value USD 0.0001 each
Nivetti Systems Private Limited	52	38
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value 1/- each
Investments carried at fair value through profit or loss
Galaxeye Space Solutions Private Limited	23	17
1,210 (1,210) Series A compulsorily convertible cumulative Preference shares of 10/- each, fully paid up
4Basecare Precision Health Private Limited	29	8
18,850 (18,850) Series A compulsorily convertible cumulative Preference shares of 1/- each, fully paid up
Equity Instrument
Investments carried at fair value through other comprehensive income
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at 8,052/- each, fully paid up, par value 10/- each
Global Innovation and Technology Alliance	2	2
15,000 (15,000) equity shares at 1,000/- each, fully paid up, par value 1,000/- each
Ideaforge Technology Limited	61	57
16,47,314 (16,47,314) equity shares at 10/-, fully paid up
Investments carried at fair value through profit or loss
Galaxeye Space Solutions Private Limited	–	–
10 (10) equity shares at 1,36,080/- each, fully paid up, par value 10/- each
Others-Investments carried at fair value through profit or loss
Stellaris Venture Partners India	51	53
Yali Deeptech Fund I	8	8
Total	802	312

2.6 LOANS

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Non- Current
Loan to subsidiary	–	10
Loans considered good - Unsecured
Other Loans
Loans to employees	5	16
	5	26
Current
Loans considered good - Unsecured
Other Loans
Loans to employees	189	207
Total current loans	189	207
Total Loans	194	233
(1) Includes dues from subsidiaries	–	10

2.7 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Non-current
Security deposits (1)	214	205
Unbilled revenues (1)(5)#	1,356	1,904
Net investment in lease(1) (Refer to note 2.3)	265	241
Total non-current other financial assets	1,835	2,350
Current
Security deposits (1)	10	21
Deposits placed with Corporation (1)*	2,918	2,716
Unbilled revenues (1)(5)#	7,143	5,681
Interest accrued but not due (1)	360	739
Foreign currency forward and options contracts (2)(3)	80	171
Net investment in lease (1) (Refer to note 2.3)	324	228
Others (1)(4)	3,935	3,013
Total current other financial assets	14,770	12,569
Total other financial assets	16,605	14,919
(1) Financial assets carried at amortized cost	16,525	14,748
(2) Financial assets carried at fair value through other comprehensive income	56	28
(3) Financial assets carried at fair value through Profit or Loss	24	143
(4) Includes dues from subsidiaries	3,776	2,863
(5) Includes dues from subsidiaries	145	165

*	Deposits placed with corporation represent restricted deposits to settle employee related obligations as and when they arise during the normal course of business.

#	Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.8 TRADE RECEIVABLES

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Current
Trade Receivable considered good - Unsecured (1)	30,766	26,807
Less: Allowance for expected credit loss	429	394
Trade Receivable considered good - Unsecured	30,337	26,413
Trade Receivable - credit impaired - Unsecured	111	169
Less: Allowance for credit impairment	111	169
Trade Receivable - credit impaired - Unsecured	–	–
Total trade receivables (2)	30,337	26,413
(1) Includes dues from subsidiaries	338	250
(2) Includes dues from companies where directors are interested	–	–

Trade receivables ageing schedule for the year ended as on March 31, 2026 and March 31, 2025:

(In crore)

Particulars		Outstanding for following periods from due date of payment
	Not Due	Less than 6 months	6 months to 1 year	1-2 years	2-3 years	More than 3 years	Total
Undisputed Trade receivables – considered good	24,748	5,990	17	7	2	2	30,766
	20,082	6,458	80	150	31	6	26,807
Undisputed Trade receivables – credit impaired	–	2	13	12	4	62	93
	–	5	4	2	5	87	103
Disputed Trade receivables – considered good	–	–	–	–	–	–	–
	–	–	–	–	–	–	–
Disputed Trade receivables – credit impaired	–	–	–	–	3	15	18
	–	–	–	42	23	1	66
	24,748	5,992	30	19	9	79	30,877
	20,082	6,463	84	194	59	94	26,976
Less: Allowance for credit loss							540
							563
Total Trade Receivables							30,337
							26,413

2.9 CASH AND CASH EQUIVALENTS

 (In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Balances with banks
In current and deposit accounts	8,727	14,265
Cash on hand	–	–
Total Cash and cash equivalents	8,727	14,265
Balances with banks in unpaid dividend accounts	45	45
Deposit with more than 12 months maturity	–	-

Cash and cash equivalents as at March 31, 2026 and March 31, 2025 include restricted cash and bank balances of 52 crore and 45 crore, respectively.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

2.10 OTHER ASSETS

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Non-current
Capital advances	154	206
Advances other than capital advances
Others
Prepaid expenses	510	154
Defined benefit plan assets (Refer note no 2.21)	168	257
Deferred contract cost
Cost of obtaining a contract	301	299
Cost of fulfillment	590	676
Unbilled revenues(2)	274	119
Withholding taxes and others(3)	593	512
Total non-current other assets	2,590	2,223
Current
Advances other than capital advances
Payment to vendors for supply of goods	408	373
Others
Prepaid expenses (1)	3,229	2,003
Unbilled revenues(2)	4,933	4,284
Deferred contract cost
Cost of obtaining a contract	226	212
Cost of fulfillment	472	428
Withholding taxes and others(3)	3,329	2,309
Other receivables (1)	27	9
Total current other assets	12,624	9,618
Total other assets	15,214	11,841
(1) Includes dues from subsidiaries	141	151
(2) Classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones.
(3) Withholding taxes and others primarily consist of input tax credits and VAT recoverable from tax authorities.

2.11 FINANCIAL INSTRUMENTS

Accounting Policy

2.11.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.11.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets carried at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for certain investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets carried at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

(i) Financial assets or financial liabilities, carried at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

Primarily the Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedge reserve till the period the hedge was effective remains in cash flow hedge reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedge reserve is reclassified to net profit in the Statement of Profit and Loss.

2.11.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.11.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, option pricing model, market multiples, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.11.5 Impairment

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenues which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

The Company determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Company considers current and anticipated future economic conditions relating to industries the Company deals with and the countries where it operates.

The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment loss or gain in statement of profit and loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2026 were as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.9)	8,727	–	–	–	–	8,727	8,727
Investments (Refer to note 2.5)
Preference securities, Equity securities and others	–	52	59	691	–	802	802
Tax free bonds and government bonds	508	–	–	–	–	508	529(1)
Mutual fund units	–	–	2,191	–	–	2,191	2,191
Commercial Papers	–	–	–	–	1,180	1,180	1,180
Certificates of deposit	–	–	–	–	7,546	7,546	7,546
Non convertible debentures	–	–	–	–	4,060	4,060	4,060
Government Securities	–	–	–	–	4,450	4,450	4,450
Trade receivables (Refer to note 2.8)	30,337	–	–	–	–	30,337	30,337
Loans (Refer to note 2.6)	194	–	–	–	–	194	194
Other financial assets (Refer to note 2.7)	16,525	–	24	–	56	16,605	16,585(2)
Total	56,291	52	2,274	691	17,292	76,600	76,601
Liabilities:
Trade payables (Refer to note 2.14)	3,539	–	–	–	–	3,539	3,539
Lease liabilities (Refer to note 2.3)	3,749	–	–	–	–	3,749	3,749
Other financial liabilities (Refer to note 2.13)	15,306	–	512	–	55	15,873	15,873
Total	22,594	–	512	–	55	23,161	23,161

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 20 crore

The carrying value and fair value of financial instruments by categories as at March 31, 2025 were as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.9)	14,265	–	–	–	–	14,265	14,265
Investments (Refer to note 2.5)
Preference securities, Equity securities and others	–	25	61	226	–	312	312
Tax free bonds and government bonds	1,633	–	–	–	–	1,633	1,796(1)
Target maturity fund units	–	–	465	–	–	465	465
Mutual fund units	–	–	1,185	–	–	1,185	1,185
Commercial Papers	–	–	–	–	3,442	3,442	3,442
Certificates of deposit	–	–	–	–	3,257	3,257	3,257
Non convertible debentures	–	–	–	–	4,869	4,869	4,869
Government Securities	–	–	–	–	6,800	6,800	6,800
Trade receivables (Refer to note 2.8)	26,413	–	–	–	–	26,413	26,413
Loans (Refer to note 2.6)	233	–	–	–	–	233	233
Other financial assets (Refer to note 2.7)	14,748	–	143	–	28	14,919	14,839(2)
Total	57,292	25	1,854	226	18,396	77,793	77,876
Liabilities:
Trade payables (Refer to note 2.14)	2,728	–	–	–	–	2,728	2,728
Lease Liabilities (Refer to note 2.3)	3,459	–	–	–	–	3,459	3,459
Other financial liabilities (Refer to note 2.13)	13,593	–	54	–	33	13,680	13,680
Total	19,780	–	54	–	33	19,867	19,867

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 80 crore

For trade receivables, trade payables, other assets and payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2026 is as follows:

 (In crore)

Particulars	As at March 31, 2026	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.5)
Investments in tax free bonds	428	428	–	–
Investments in government bonds	101	101	–	–
Investments in mutual fund units	2,191	2,191	–	–
Investments in certificates of deposit	7,546	–	7,546	–
Investments in commercial papers	1,180	–	1,180	–
Investments in non convertible debentures	4,060	3,572	488	–
Investments in government securities	4,450	4,282	168	–
Investments in equity securities	63	61	–	2
Investments in preference securities	680	–	–	680
Other investments	59	–	–	59
Others
Derivative financial instruments - gains (Refer to note 2.7)	80	–	80	–
Liabilities
Derivative financial instruments - loss (Refer to note 2.13)	547	–	547	–
Liability towards contingent consideration (Refer to note 2.13)(1)	20	–	–	20

(1)	Discount rate - 6%

During the year ended March 31, 2026, tax free bonds of 57 crore and government securities 36 crore was transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, non-convertible debentures of 487 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2025 was as follows:

 (In crore)

Particulars	As at March 31, 2025	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.5)
Investments in tax free bonds	1,781	1,227	554	–
Investments in target maturity fund units	465	465	–	–
Investments in government bonds	15	15	–	–
Investments in mutual fund units	1,185	1,185	–	–
Investments in certificates of deposit	3,257	–	3,257	–
Investments in commercial papers	3,442	–	3,442	–
Investments in non convertible debentures	4,869	4,869	–	–
Investments in government securities	6,800	6,763	37	–
Investments in equity securities	59	57	–	2
Investments in preference securities	192	–	–	192
Other investments	61	–	–	61
Others
Derivative financial instruments - gains (Refer to note 2.7)	171	–	171	–
Liabilities
Derivative financial instruments - loss (Refer note 2.13)	56	–	56	–
Liability towards contingent consideration (Refer to note 2.13)(1)	31	–	–	31

(1)	Discount rate - 6%

During the year ended March 31, 2025, government securities and non-convertible debentures of 36 crore and 261 crore were transferred from Level 2 to Level 1 of fair value hierarchy since these were valued based on quoted price. Further Tax free bond of 554 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

Majority of investments of the Company are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in mutual fund units, target maturity fund units, tax free bonds, certificates of deposit, commercial papers, treasury bills, government securities, non-convertible debentures, quoted bonds issued by government and quasi-government organizations. The Company invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per Company's risk management program.

The following tables present movement of assets and liabilities valued using level 3 inputs for the year ended March 31, 2026 and March 31,2025:

i) Investments

(In crore)

Particulars	Year ended March 31, 2026			Year ended March 31, 2025
	Equity	Preference	Others	Equity	Preference	Others
Balance at the beginning	2	192	61	2	91	84
Purchase of investments	–	–	2	–	25	8
Fair value gain/(loss) recognised through other comprehensive income	–	443	–	–	75	–
Fair value gain/(loss) recognised through profit and loss	–	28	–	–	–	(20)
Sale of investments	–	–	(4)	–	–	(11)
Translation difference	–	17	–	–	1	–
Balance at the end	2	680	59	2	192	61

ii) Liability towards contingent consideration

(In crore)

Particulars	Year Ended March 31, 2026	Year Ended March 31, 2025
Balance at the beginning	31	–
Addition due to business combination (Refer Note - 2.5)	–	30
Finance cost	2	1
Payments	(13)	–
Translation difference		–
Balance at the end	20	31

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Financial risk management

Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Company operates internationally and a major portion of the business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The company is also exposed to foreign exchange risk arising on intercompany transaction in foreign currencies. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyses the foreign currency risk from financial assets and liabilities as at March 31, 2026:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	25,934	10,443	2,074	1,679	3,507	43,637
Net financial liabilities	(12,788)	(2,725)	(1,266)	(794)	(1,097)	(18,670)
Total	13,146	7,718	808	885	2,410	24,967

The following table analyses the foreign currency risk from financial assets and liabilities as at March 31, 2025:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	24,242	9,143	1,943	1,322	2,842	39,492
Net financial liabilities	(11,234)	(2,132)	(977)	(690)	(997)	(16,030)
Total	13,008	7,011	966	632	1,845	23,462

Sensitivity analysis between Indian Rupee and U.S. dollars

Particulars	Year ended March 31,
	2026	2025
Impact on the Company's incremental Operating Margins	0.47%	0.46%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Company primarily holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and option contracts are as follows :

Particulars	As at		As at
	March 31, 2026		March 31, 2025
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Forward contracts
In Swiss Franc	–	–	53	513
Option contracts
In Euro	417	4,546	341	3,140
In Australian dollars	87	566	93	500
In Swiss Franc	26	303	–	–
In United Kingdom Pound Sterling	18	230	17	188
Other derivatives
Forward contracts
In U.S. dollars	1,359	12,886	1,098	9,386
In Euro	787	8,584	652	6,009
In Singapore dollars	149	1,093	133	849
In Swiss Franc	70	837	51	495
In United Kingdom Pound Sterling	41	510	26	284
In Australian dollars	58	377	24	126
In Norwegian Krone	300	291	167	136
In Hongkong dollar	106	128	40	44
In New Zealand dollars	22	122	37	181
In South African rand	152	84	–	–
In Danish Krone	50	73	152	188
In Hungarian Forint	2,280	64	2,000	44
In Canadian dollars	3	17	–	–
	–	–	–	–
Option contracts
In U.S. dollars	685	6,499	796	6,800
In Euro	48	523	179	1,648
In Australian dollars	25	163	11	57
In United Kingdom Pound Sterling	10	125	–	–
Total forwards and option contracts		38,021		30,588

The foreign exchange forward and option contracts mature within 12 months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date:

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Not later than one month	19,944	14,515
Later than one month and not later than three months	17,034	15,175
Later than three months and not later than one year	1,043	898
Total	38,021	30,588

During the year ended March 31, 2026 and March 31, 2025 the Company has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedge reserve as at March 31, 2026 are expected to occur and reclassified to statement of profit and loss within 3 months.

The Company determines the existence of an economic relationship between the hedging instrument and hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Statement of Profit or Loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of cash flow hedge reserve for the year ended March 31, 2026 and March 31, 2025:

 (In crore)

Particulars	Year ended March 31,
	2026	2025
Gain / (Loss)
Balance at the beginning of the year	(18)	6
Gain / (Loss) recognized in other comprehensive income during the year	(306)	(5)
Amount reclassified to profit and loss during the year	304	(27)
Tax impact on above	1	8
Balance at the end of the year	(19)	(18)

The Company offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Company intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

(In crore)

Particulars	As at
	March 31, 2026		March 31, 2025
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset / liability	175	(642)	226	(111)
Amount set off	(95)	95	(55)	55
Net amount presented in Balance Sheet	80	(547)	171	(56)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 30,337 crore and 26,413 crore as at March 31, 2026 and March 31, 2025, respectively and unbilled revenue amounting to 13,706 crore and 11,988 crore as at March 31, 2026 and March 31, 2025, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue from customers majorly located in the United States of America and Europe. Credit risk has always been managed by the Company through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of the customers to which the Company grants credit terms in the normal course of business. The Company uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The following table gives details in respect of percentage of revenues generated from top five customers and top ten customers:

(In %)

Particulars	Year ended March 31,
	2026	2025
Revenue from top five customers	12.7	12.0
Revenue from top ten customers	20.5	19.9

Credit risk exposure

The Company's credit period generally ranges from 30-75 days.

The allowance for lifetime expected credit loss on customer balances recognized for the year ended March 31, 2026 and March 31, 2025 is 113 crore and 63 crore, respectively.

The movement in credit loss allowance on customer balance is as follows:

(In crore)

Particulars	Year ended March 31,
	2026	2025
Balance at the beginning	702	721
Impairment loss recognized/ (reversed), net	113	63
Amounts written off	(165)	(69)
Translation differences	71	(13)
Balance at the end	721	702

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Credit exposure

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Trade receivables	30,337	26,413
Unbilled revenues	13,706	11,988

Credit risk on cash and cash equivalents is limited as the Company generally invest in deposits with banks with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Company has considered the latest available credit ratings as at the date of approval of these financial statements.

The investments of the Company primarily include investment in mutual fund units, target maturity fund units, tax free bonds, certificates of deposit, commercial paper, treasury bills, government securities, non-convertible debentures, quoted bonds issued by government and quasi government organizations. The Company invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per Group’s risk management program.

Liquidity risk

Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time.

The Company's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Company has no outstanding borrowings. The Company believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2026, the Company had a working capital of 40,794 crore including cash and cash equivalents of 8,727 crore and current investments of 12,039 crore. As at March 31, 2025, the Company had a working capital of 45,406 crore including cash and cash equivalents of 14,265 crore and current investments of 11,147 crore.

As at March 31, 2026 and March 31, 2025, the outstanding compensated absences were 2,819 crore and 2,412 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

Refer to Note 2.3 for remaining contractual maturities of lease liabilities.

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2026:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	3,539	–	–	–	3,539
Other financial liabilities (excluding liability towards contingent consideration) on an undiscounted basis (Refer to note 2.13)	13,531	1,582	191	2	15,306
Liability towards contingent consideration on an undiscounted basis (Refer to note 2.13)	20	–	–	–	20
	17,090	1,582	191	2	18,865

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2025:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	2,728	–	–	–	2,728
Other financial liabilities (excluding liability towards contingent consideration) on an undiscounted basis (Refer to note 2.13)	11,712	1,732	138	11	13,593
Liability towards contingent consideration on an undiscounted basis (Refer to note 2.13)	11	20	–	–	31

2.12 EQUITY

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity share capital. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Description of reserves

Capital redemption reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve / retained earnings.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Securities premium

The amount received in excess of the par value of equity shares has been classified as securities premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Share options outstanding account

The Share options outstanding account is used to record the fair value of equity-settled share based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Special Economic Zone Re-investment reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Other components of equity

Other components of equity include remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

2.12.1 EQUITY SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2026	March 31, 2025
Authorized
Equity shares, 5/- par value
480,00,00,000 (480,00,00,000) equity shares	2,400	2,400
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value(1)	2,027	2,076
405,55,91,723 (415,32,63,455) equity shares fully paid-up
	2,027	2,076

(1)	Refer to note 2.22 for details of basic and diluted shares

Forfeited shares amounted to 1,500/- (1,500/-)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depository Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently.

There are no voting, dividend or liquidation rights to the holders of options issued under the company's share option plans.

For details of shares reserved for issue under the employee stock option plan of the Company, refer to the note below.

In the period of five years immediately preceding March 31, 2026:

Buyback

In the period of five years immediately preceding March 31, 2026, the Company had purchased and extinguished a total of 21,62,33,685 fully paid-up equity shares of face value 5/- each from the stock exchange. The Company has only one class of equity shares.

Capital allocation policy

Effective fiscal 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback/ special dividends subject to applicable laws and requisite approvals, if any.

Under this policy, the Company expects to progressively increase its annual dividend per share (excluding special dividend if any).

Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

Buyback completed in December 2025

In line with the capital allocation policy, the Board, at its meeting held on September 11, 2025, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5/- each from the eligible equity shareholders of the Company for an amount of 18,000 crore subject to shareholders' approval by way of Postal Ballot. The shareholders approved the said proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting through postal ballot, the results of which were declared on November 6, 2025. The Buyback offer comprised a purchase of 10,00,00,000 Equity Shares comprising approximately 2.41% of the total paid-up equity share capital of the Company as of June 30, 2025 (on standalone basis) at a price of 1,800 per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e. November 14, 2025) on a proportionate basis through the "Tender offer" route. The tender period for buyback commenced on November 20, 2025 and was open until November 26, 2025. The Company concluded the buyback procedures on December 4, 2025 and 10,00,00,000 equity shares were bought back and extinguished. The buyback resulted in cash outflow of 18,000 crore (excluding transaction costs). The Company funded the buyback from its free reserves including securities premium as explained in Section 68 of the Companies Act, 2013. In accordance with Section 69 of the Companies Act, 2013, as at March 31, 2026, the Company has created a Capital Redemption Reserve of 50 crore equal to the nominal value of the shares bought back as an appropriation from the general reserve.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2026, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

2.12.2 Shareholding of promoter

The details of shares held by promoters as at March 31, 2026 and the change during the year ended March 31, 2026:

Promoter name	No. of shares	% of total shares	% Change during the year
Sudha Gopalakrishnan	95,357,000	2.35%	–
Rohan Murty	60,812,892	1.50%	–
S. Gopalakrishnan	31,853,808	0.79%	–
Nandan M. Nilekani	40,783,162	1.01%	–
Akshata Murty	38,957,096	0.96%	–
Asha Dinesh	38,579,304	0.95%	–
Sudha N. Murty	34,550,626	0.85%	–
Rohini Nilekani	34,335,092	0.85%	–
Dinesh Krishnaswamy	32,479,590	0.80%	–
Shreyas Shibulal	17,937,000	0.44%	(10.00%)
N. R. Narayana Murthy	15,145,638	0.37%	–
Nihar Nilekani	12,677,752	0.31%	–
Janhavi Nilekani	8,589,721	0.21%	–
Kumari Shibulal	4,945,935	0.12%	–
Deeksha Dinesh	7,646,684	0.19%	–
Divya Dinesh	7,646,684	0.19%	–
Meghana Gopalakrishnan	14,834,928	0.37%	–
Shruti Shibulal	8,705,651	0.21%	–
S. D. Shibulal	5,208,673	0.13%	–
Promoters Group
Ekagrah Rohan Murty	1,500,000	0.04%	–
Gaurav Manchanda	5,773,233	0.14%	–
Milan Shibulal Manchanda	6,106,302	0.15%	–
Nikita Shibulal Manchanda	6,106,302	0.15%	–
Bhairavi Madhusudhan Shibulal	4,885,500	0.12%	(9.99%)
Shray Chandra	719,424	0.02%	–
Tanush Nilekani Chandra	3,356,017	0.08%	–

2.12.3 DIVIDEND

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders in accordance with Companies Act 2013 is as follows:-

(in )

Particulars	Year ended March 31,
	2026	2025
Interim dividend for fiscal 2026	23.00	–
Final dividend for fiscal 2025	22.00	–
Interim dividend for fiscal 2025	–	21.00
Special dividend for fiscal 2024	–	8.00
Final dividend for fiscal 2024	–	20.00

During the year ended March 31, 2026, on account of the final dividend for fiscal 2025 and interim dividend for fiscal 2026, the Company has incurred a net cash outflow of 18,694 crore.

The Board of Directors in their meeting held on April 23, 2026 recommended a final dividend of 25/- per equity share for the financial year ended March 31, 2026. The payment is subject to approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 23, 2026 and if approved, would result in a net cash outflow of approximately 10,139 crore.

The details of shareholders holding more than 5% shares as at March 31, 2026 and March 31, 2025 are set out below:

Name of the shareholder	As at March 31, 2026		As at March 31, 2025
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	30,50,54,064	7.52	43,98,60,715	10.59
Life Insurance Corporation of India	43,27,82,872	10.67	38,81,12,531	9.34

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2026 and March 31, 2025 is set out below:

(in crore, except as stated otherwise)

Particulars	As at March 31, 2026		As at March 31, 2025
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	4,15,32,63,455	2,076	4,15,08,67,464	2,075
Add: Shares issued on exercise of employee stock options	2,328,268	1	2,395,991	1
Less: Shares bought back	100,000,000	50	–	–
As at the end of the period	4,05,55,91,723	2,027	4,15,32,63,455	2,076

2.12.4 Employee Stock Option Plan (ESOP):

Accounting Policy

The Company recognizes compensation expense relating to share-based payments in net profit based on estimated fair-values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan):

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of 4 years. The plan numbers mentioned above are further adjusted with the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options (ESOPs) would be the market price as on the date of grant.

Controlled trust holds 86,50,911 and 96,55,927 shares as at March 31, 2026 and March 31, 2025, respectively under the 2015 plan. Out of these shares, 2,00,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2026 and March 31, 2025.

The following is the summary of grants during the year ended March 31, 2026 and March 31, 2025:

Particulars	Year ended March 31,
	2026	2025
2015 Plan: RSU
Equity settled RSUs
Key Management Personnel (KMP)	377,609	380,842
Employees other than KMP	2,254,341	1,874,690
	2,631,950	2,255,532
Cash settled RSUs
Key Management Personnel (KMP)	–	–
Employees other than KMP	119,800	94,050
	119,800	94,050
2015 Plan: Employee Stock Options (ESOPs)
Equity settled RSUs
Key Management Personnel (KMP)	237,370	–
Employees other than KMP	5,412,790	–
	5,650,160	–
Cash settled RSUs
Key Management Personnel (KMP)	–	–
Employees other than KMP	108,180	–
	108,180	–
Total Grants under 2015 Plan	8,510,090	2,349,582
2019 Plan: RSU
Equity settled RSUs
Key Management Personnel (KMP)	126,966	119,699
Employees other than KMP	4,422,390	3,624,646
	4,549,356	3,744,345
Total Grants under 2019 Plan	4,549,356	3,744,345

Notes on grants to KMP:

CEO & MD

Under the 2015 plan:

The Board, on April 17, 2025, based on the recommendations of the Nomination and Remuneration Committee approved the following grants for fiscal 2026. In accordance with such approval the following grants were made effective May 2, 2025.

-	2,30,621 performance-based RSUs (Annual performance equity grant) of fair value of 34.75 crore. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets.

-	13,273 performance-based grant of RSUs (Annual performance equity ESG grant) of fair value of 2 crore. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board.

-	33,183 performance-based grant of RSUs (Annual performance Equity TSR grant) of fair value of 5 crore. These RSUs will vest in line with the employment agreement based on Company’s performance on cumulative relative TSR over the years and as determined by the Board.

Further, in accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value 3 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 18,132 RSUs was made effective February 1, 2026 for fiscal 2026.

Though the annual time based grants and annual performance equity TSR grant for the remaining employment term ending on March 31, 2027 have not been granted as of March 31, 2026, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payment. The grant date for this purpose in accordance with Ind AS 102, Share based payment is July 1, 2022.

Under the 2019 plan:

The Board, on April 17, 2025, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2026 under the 2019 Plan. These RSUs will vest based on achievement of certain performance targets. Accordingly, 66,366 performance based RSU’s were granted effective May 2, 2025.

Other KMP

Under the 2015 plan:

During the year ended March 31, 2026, based on recommendations of Nomination and Remuneration Committee, the Board approved time based grants of 237,370 ESOPs to Other KMP under the 2015 Plan. These ESOPs will vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the ESOPs would be the market price as on the date of grant.

Further, during the year ended March 31, 2026, based on recommendations of Nomination and Remuneration Committee, the Board approved 82,400 time based RSUs to Other KMPs under the 2015 Plan. Time based RSUs will vest over four years.

Under the 2019 plan:

During the year ended March 31, 2026, based on recommendations of Nomination and Remuneration Committee, the Board approved performance based grants of 60,600 RSUs to other KMPs under the 2019 plan. These RSUs will vest over three years based on achievement of certain performance targets.

The break-up of employee stock compensation expense is as follows:

(in crore)

Particulars	Year ended March 31,
	2026	2025
Granted to:
KMP	70	70
Employees other than KMP	776	642
Total (1)	846	712
(1) Cash settled stock compensation expense included in the above	5	8

The activity in the 2015 and 2019 Plan for equity-settled share based payment transactions during the year ended March 31, 2026 and March 31, 2025 is set out as follows:

Particulars	Year ended March 31, 2026		Year ended March 31, 2025
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSUs
Outstanding at the beginning	72,59,464	5.00	80,76,058	5.00
Granted	26,31,950	5.00	22,55,532	5.00
Exercised	18,65,144	5.00	20,80,865	5.00
Forfeited and expired	646,821	5.00	9,91,261	5.00
Outstanding at the end	73,79,449	5.00	72,59,464	5.00
Exercisable at the end	10,43,401	4.98	6,29,138	4.97

2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	17,554	499	82,050	551
Granted	5,650,160	1,580	–	–
Exercised	14,728	499	61,672	573
Forfeited and expired	291,820	1,586	2,824	499
Outstanding at the end	53,61,166	1,663	17,554	499
Exercisable at the end	28,096	1,212	17,554	499

2019 Plan: RSUs
Outstanding at the beginning	80,72,635	5.00	80,23,855	5.00
Granted	45,49,356	5.00	37,44,345	5.00
Exercised	14,53,412	5.00	15,14,356	5.00
Forfeited and expired	7,45,697	5.00	21,81,209	5.00
Outstanding at the end	1,04,22,882	5.00	80,72,635	5.00
Exercisable at the end	23,53,433	5.00	7,70,321	5.00

The weighted average share price of option exercised is set out as follows:

      (in )

	2019 Plan		2015 Plan
Particulars	Year ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Weighted average share price of options exercised	1,471	1,587	1,488	1,601

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2026 is as follows:

	2019 plan - Options outstanding			2015 plan - Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
0 - 5 (RSU)	10,422,882	1.19	5.00	7,379,449	1.37	5.00
490 - 1,700 (ESOP)	–	–	–	5,361,166	7.17	1,663

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2025 was as follows:

	2019 plan - Options outstanding			2015 plan - Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
0 - 5 (RSU)	8,072,635	1.23	5.00	7,259,464	1.51	5.00
450 - 640 (ESOP)	–	–	–	17,554	0.58	499

As at March 31, 2026 and March 31, 2025, 3,87,949 and 2,88,384 cash settled options were outstanding respectively. The carrying value of liability towards cash settled share based payments was 5 crore and 8 crore as at March 31, 2026 and March 31, 2025 respectively.

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance-based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in
	Fiscal 2026- Equity Shares-RSU	Fiscal 2026- ADS-RSU	Fiscal 2026- Equity Shares-ESOP	Fiscal 2026- ADS-ESOP	Fiscal 2025- Equity Shares-RSU	Fiscal 2025- ADS-RSU
Weighted average share price () / ($ ADS)	1,641	17.55	1,554	17.93	1,808	21.44
Exercise price () / ($ ADS)	5.00	0.10	1,554	17.93	5.00	0.07
Expected volatility (%)	23-26	25-29	25-28	26-30	21-26	23-28
Expected life of the option (years)	1-4	1-4	3-7	3-7	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	6	4	6	4	7	4-5
Weighted average fair value as on grant date () / ($ ADS)	1,331	14.16	390	4.09	1,555	18.20

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.13 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Non-current
Others
Compensated absences	105	90
Accrued compensation to employees (1)	3	5
Accrued expenses (1)	1,709	1,876
Payable for acquisition of business - Contingent consideration (2)	-	20
Other payables (1)	63	-
Total non-current other financial liabilities	1,880	1,991
Current
Unpaid dividends (1)	45	45
Others
Accrued compensation to employees (1)	4,365	3,781
Accrued expenses (1)(4)	7,423	6,210
Capital creditors (1)	254	470
Compensated absences	2,714	2,322
Payable for acquisition of business - Contingent consideration (2)	20	11
Other payables (1)(5)	1,444	1,206
Foreign currency forward and options contracts (2)(3)	547	56
Total current other financial liabilities	16,812	14,101
Total other financial liabilities	18,692	16,092
(1) Financial liability carried at amortized cost	15,306	13,593
(2) Financial liability carried at fair value through profit or loss	512	54
(3) Financial liability carried at fair value through other comprehensive income	55	33
(4) Includes dues to subsidiaries	60	56
(5) Includes dues to subsidiaries	1,232	669
Financial liability towards contingent consideration on an undiscounted basis	20	33

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses, office maintenance and cost of third party software and hardware.

2.14 TRADE PAYABLES

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Outstanding dues of micro enterprises and small enterprises (MSME)	9	8
Outstanding dues of creditors other than micro enterprises and small enterprises(1)	3,530	2,720
Total trade payables	3,539	2,728
(1) Includes dues to subsidiaries	1,079	900

The information as required to be disclosed pursuant under the Micro, Small and Medium Enterprises Development Act, 2006 (MSMED Act, 2006) has been determined to the extent such parties have been identified on the basis of information available with the Company

Particulars	As at
	March 31, 2026	March 31, 2025
Amount remaining unpaid :
Principal	9	8
Interest	-	-
Interest paid by the Company under MSMED Act, 2006 along with the amounts of the payment made to the supplier beyond the appointed day	19	9
Interest due and payable for the period of delay in making payment (which has been paid but beyond the appointed day during the year) but without adding the interest specified under the MSMED Act, 2006);	-	-
Interest accrued and remaining unpaid at the end of the year	-	-
Interest remaining due and payable (pertaining to prior years), until such date when the interest dues as above are actually paid to the small enterprise, for the purpose of disallowance as a deductible expenditure under section 23 of MSMED Act 2006.	-	-

Trade payables ageing schedule for the year ended as on March 31, 2026 and March 31, 2025:

 (In crore)

Particulars		Outstanding for following periods from due date of payment
	Not Due	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Outstanding dues to MSME	9	-	-	-	-	9
	8	-	-	-	-	8
Others	3,429	101	-	-	-	3,530
	1,557	1,163	-	-	-	2,720
Total trade payables	3,438	101	-	-	-	3,539
	1,565	1,163	-	-	-	2,728

Relationship with struck off companies

There are no transactions with struck off companies for the year ending March 31, 2026 and March 31,2025.

2.15 OTHER LIABILITIES

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Non-current
Others
Accrued defined benefit liability	464	74
Others	31	21
Total non - current other liabilities	495	95
Current
Unearned revenue	9,493	6,713
Others
Withholding taxes and others	2,972	2,433
Accrued defined benefit liability	3	3
Others	10	10
Total current other liabilities	12,478	9,159
Total other liabilities	12,973	9,254

2.16 PROVISIONS

Accounting Policy

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The Company recognizes a reimbursement asset when, and only when, it is virtually certain that the reimbursement will be received if the Company settles the obligation.

a. Post-sales client support

The Company provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Current
Others
Post-sales client support and other provisions	1,064	993
Total provisions	1,064	993

The movement in the provision for post-sales client support is as follows :

(In crore)

Particulars	Year ended
	March 31, 2026	March 31, 2025
Balance at the beginning	993	1,464
Provision recognized/(reversed)	310	119
Provision utilized	(344)	(618)
Translation difference	105	28
Balance at the end	1,064	993

Provision for post sales client support majorly represents costs associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

2.17 INCOME TAXES

Accounting Policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Company offsets current tax assets and current tax liabilities; deferred tax assets and deferred tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the statement of Profit and Loss comprises:

(In crore)

Particulars	Year ended March 31,
	2026	2025
Current taxes	10,459	10,836
Deferred taxes	(913)	(963)
Income tax expense	9,546	9,873

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

Particulars	Year ended March 31,
	2026	2025
Profit before income taxes	38,757	35,441
Enacted tax rates in India	25.17%	25.17%
Computed expected tax expense	9,754	8,920
Overseas taxes	1,080	1,064
Tax provision (reversals)	(779)	97
Effect of exempt non-operating income	(687)	(413)
Effect of non-deductible expenses	254	168
Others	(76)	37
Income tax expense	9,546	9,873

The applicable Indian corporate statutory tax rate for the year ended March 31, 2026 is 25.17% and for the year ended March 31, 2025 is 25.17%.

Income tax expense for the year ended March 31, 2026 and March 31, 2025 includes reversal (net of provisions) of 779 crore and provisions (net of reversals) of 97 crore, respectively. These provisions and reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

During the year ended March 31, 2026, the Company received orders under section 250 and Section 254 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2013-14 and assessment years 2017-18 to 2021-22. These orders confirmed the Company's position with respect to tax treatment of certain matters. As a result interest income (pre-tax) of 381 crore was recognized and provision for income tax aggregating 869 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to 86 crore has been reduced from contingent liabilities.

During the quarter ended March 31, 2025, the Company received orders under section 250 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2016-17 and 2019-20. These orders confirmed the Company's position with respect to tax treatment of certain matters. As a result interest income (pre-tax) of 327 crore was recognised and provision for income tax aggregating 183 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to 1,068 crore has been reduced from contingent liabilities.

The foreign tax expense is due to income taxes payable overseas, principally in the United States.

In India, the Company has benefited from certain income tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economic Zones Act (SEZs), 2005 in the prior years. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-investment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961. (Refer to Special Economic Zone Re-investment reserve under Note 2.12 Equity).

Deferred income tax for the year ended March 31, 2026 and March 31, 2025 substantially relates to origination and reversal of temporary differences.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2026, Infosys' U.S. branch net assets amounted to approximately 7,736 crore. As at March 31, 2026, the Company has a deferred tax liability for branch profit tax of 207 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 19,270 crore and 16,593 crore as at March 31, 2026 and March 31, 2025, respectively, associated with investments in subsidiaries and branches as the Company is able to control the timing of reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. The Company majorly intends to repatriate earnings from subsidiaries and branches only to the extent these can be distributed in a tax free manner.

Deferred income tax assets have not been recognized on accumulated losses of 1,310 crore and 1,466 crore as at March 31, 2026 and March 31, 2025, respectively as it is probable that future taxable profit will not be available against which the unused tax losses can be utilized in the foreseeable future. Majority of the accumulated losses as at March 31, 2026 will expire between financial years 2028 to 2033.

The following table provides details of income tax assets and income tax liabilities as at March 31, 2026 and March 31, 2025:

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Income tax assets	1,844	4,113
Current income tax liabilities	4,810	4,016
Net current income tax assets/(liabilities) at the end	(2,966)	97

The gross movement in the current income tax assets/ (liabilities) for the year ended March 31, 2026 and March 31, 2025 is as follows:

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Net current income tax assets/(liabilities) at the beginning	97	5,950
Income tax paid*	7,172	4,601
Interest income on income tax refund	381	327
Current income tax expense	(10,459)	(10,836)
Income tax benefit arising on exercise of stock options	44	39
Tax impact on buyback expenses	15	-
Income tax on other comprehensive income	(3)	13
Transfer on account of liquidation of subsidiary	-	3
Translation differences	(213)	-
Net current income tax assets/ (liabilities) at the end	(2,966)	97

*	net of refund

The movement in gross deferred income tax assets and liabilities (before set off) for the year ended March 31, 2026 is as follows:

(In crore)

Particulars	Carrying value as of April 1, 2025	Changes through profit and loss	Changes through OCI	Translation difference	Carrying value as of March 31, 2026
Deferred income tax assets/(liabilities)
Property, plant and equipment	296	(62)	-	-	234
Lease liabilities	120	87	-	-	207
Trade receivables	176	5	-	-	181
Compensated absences	607	102	-	-	709
Post sales client support	33	(13)	-	-	20
Derivative financial instruments	(24)	148	1	-	125
Credits related to branch profits	791	(59)	-	51	783
Intangibles through business transfer	-	(1)	-	-	(1)
Branch profit tax	(1,062)	146	-	(74)	(990)
SEZ reinvestment reserve	(1,385)	495	-	-	(890)
Interest receivable on income tax refund	(71)	66	-	-	(5)
Others	(46)	(1)	31	-	(16)
Total deferred income tax assets/(liabilities)	(565)	913	32	(23)	357

The movement in gross deferred income tax assets and liabilities (before set off) for the year ended March 31, 2025 is as follows:

(In crore)

Particulars	Carrying value as of April 1, 2024	Changes through profit and loss	Changes through OCI	Translation difference	Carrying value as of March 31, 2025
Deferred income tax assets/(liabilities)
Property, plant and equipment	280	15	-	1	296
Lease liabilities	173	(53)	-	-	120
Trade receivables	181	(5)	-	-	176
Compensated absences	542	65	-	-	607
Post sales client support	19	14	-	-	33
Derivative financial instruments	(11)	(21)	8	-	(24)
Credits related to branch profits	811	(37)	-	17	791
Intangibles through business transfer	1	(1)	-	-	-
Branch profit tax	(1,080)	41	-	(23)	(1,062)
SEZ reinvestment reserve	(1,939)	554	-	-	(1,385)
Interest receivable on income tax refund	(487)	416	-	-	(71)
Others	1	(25)	(21)	(1)	(46)
Total deferred income tax assets/(liabilities)	(1,509)	963	(13)	(6)	(565)

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Deferred income tax assets after set off	1,347	497
Deferred income tax liabilities after set off	(990)	(1,062)

In assessing the realizability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company’s best estimate determined based on the expected value method.

2.18 REVENUE FROM OPERATIONS

Accounting Policy

The Company derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Company’s core and digital offerings (together called as “software related services”). Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing, by the parties, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Company has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Company allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Company estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Company’s contracts may include variable consideration including rebates, volume discounts and penalties. The Company includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as "unearned revenues").

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Company measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Company is unable to determine the standalone selling price, the Company uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Company is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Company uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Company uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Company considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

A contract modification is a change in the scope or price or both of a contract that is approved by the parties to the contract. A contract modification that results in the addition of distinct performance obligations are accounted for either as a separate contract if the additional services are priced at the standalone selling price or as a termination of the existing contract and creation of a new contract if they are not priced at the standalone selling price. If the modification does not result in a distinct performance obligation, it is accounted for as part of the existing contract on a cumulative catch-up basis.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Company expects to recover them.

Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Company that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to expenses over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Company presents revenues net of indirect taxes in its Statement of Profit and Loss.

Revenue from operations for the year ended March 31, 2026 and March 31, 2025 is as follows:

(In crore)

Particulars	Year ended March 31,
	2026	2025
Revenue from software services	147,806	135,525
Revenue from products and platforms	1,013	1,067
Total revenue from operations	148,819	136,592

Products & platforms

The Company derives revenues from the sale of products and platforms including Infosys Applied AI which applies next-generation AI and machine learning.

The percentage of revenue from fixed-price contracts for each of the year ended March 31, 2026 and March 31, 2025 is 58%.

Trade receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Company’s Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Company’s receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the Balance Sheet.

During the year ended March 31, 2026 and March 31, 2025 , the company recognized revenue of 5,276 crore and 4,404 crore arising from opening unearned revenue as of April 1, 2025 and April 1, 2024 respectively.

During the year ended March 31, 2026 and March 31, 2025, 4,413 crore and 4,448 crore of unbilled revenue pertaining to other fixed price and fixed time frame contracts as of April 1, 2025 and April 1, 2024, respectively has been reclassified to Trade receivables upon billing to customers on completion of milestones.

Remaining performance obligation disclosure

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period and an explanation as to when the Company expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Company has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time-and-material and unit of work-based contracts. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency fluctuations.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2026, other than those meeting the exclusion criteria mentioned above, is 113,675 crore. Out of this, the Company expects to recognize revenue of around 50.1% within the next one year and around 21.6% between one and two years and remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2025 is 90,815 crore. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.19 OTHER INCOME, NET

2.19.1 Other income

Accounting Policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investments and exchange gain/loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

2.19.2 Foreign currency

Accounting Policy

Functional currency

The functional currency of the Company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the standalone Statement of Profit and Loss and reported within exchange gains/(losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Government grant

The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in the net profit in the Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the net profit in the Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the year ended March 31, 2026 and March 31, 2025 is as follows:

(In crore)

Particulars	Year ended March 31,
	2026	2025
Interest income on financial assets carried at amortized cost
Tax free bonds and government bonds	55	121
Deposit with Bank and others	1,125	1,051
Interest income on financial assets carried at fair value through other comprehensive income
Non-convertible debentures, commercial papers, certificates of deposit and government securities	1,029	1,005
Gain / (loss) on mutual funds and other investments	240	242
Gain/(loss) on investments carried at fair value through other comprehensive income	16	2
Gain/(loss) on investments carried at amortized cost	81	4
Interest on income tax refund	381	340
Dividend received from subsidiary	2,676	1,522
Exchange gains/(losses) on foreign currency forward and options contracts	(2,397)	(206)
Exchange gains/(losses) on translation of other assets and liabilities	2,842	478
Miscellaneous income, net*	443	223
Total other income	6,491	4,782

*	Includes profit on sale of property plant and equipment amounting to 165 crore during the year ended March 31, 2026.

2.20 EXPENSES

(In crore)

Particulars	Year ended March 31,
	2026	2025
Employee benefit expenses
Salaries including bonus	69,633	64,296
Contribution to provident and other funds	2,383	2,080
Share based payments to employees (Refer to note 2.12)	846	712
Staff welfare	377	378
	73,239	67,466
Cost of software packages and others
For own use	2,217	1,947
Third party items bought for service delivery to clients	7,057	7,670
	9,274	9,617
Other expenses
Power and fuel	196	196
Brand and Marketing	1,170	1,067
Rates and taxes	209	257
Repairs and Maintenance	1,138	965
Consumables	32	32
Insurance	266	242
Provision for post-sales client support and others	(191)	(114)
Commission to non-whole time directors	18	18
Impairment loss recognized / (reversed) under expected credit loss model	71	(7)
Auditor's remuneration
Statutory audit fees	9	8
Contributions towards Corporate Social Responsibility (Refer to note 2.25)	577	540
Others	549	293
	4,044	3,497

2.20.1 Impact of Labour Codes

On November 21, 2025, the Government of India notified provisions of the Code on Wages, 2019, the Industrial Relations Code, 2020, the Code on Social Security, 2020 and the Occupational Safety, Health and Working Conditions Code, 2020, (‘Labour Codes’) which consolidate twenty-nine existing labour laws into a unified framework governing employee benefits during employment and post-employment. The Labour Codes, amongst other things introduces changes, including a uniform definition of wages and enhanced benefits relating to leave. The Company has assessed the financial implications of these changes which has resulted in increase in gratuity liability arising out of past service cost and increase in leave liability by 1,146 crore. Considering the impact arising out of an enactment of the new legislation is an event of non-recurring nature, the Company has presented this incremental amount as “Impact of Labour Codes” under “Exceptional Item” in the Standalone Statement of Profit and Loss for the year ended March 31, 2026. The Company continues to monitor the developments pertaining to Labour Codes and will evaluate impact if any on the measurement of the employee benefits liability.

2.21 EMPLOYEE BENEFITS

Accounting Policy

2.21.1 Gratuity and Pensions

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible Indian employees of Infosys. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Company operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement and/or a lumpsum payment as set out in rules of each fund and includes death and disability benefits. The defined benefit plans require contributions which are based on a percentage of salary that varies depending on the age of the respective employees.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Company to actuarial risks, such as longevity risk, interest rate risk and market risk.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Statement of Profit and Loss.

2.21.2 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

2.21.3 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.21.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an external actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

a. Gratuity and Pension

The following table sets out the details of the defined benefit retirement plans and the amounts recognized in the standalone financial statements as at March 31, 2026 and March 31, 2025:

(In crore)

Particulars	Gratuity		Pension
	As at March 31,		As at March 31,
	2026	2025	2026	2025
Change in benefit obligations
Benefit obligations at the beginning	2,177	1,830	825	686
Service cost	397	305	34	28
Interest expense	157	122	9	11
Past service cost - plan amendments (Refer to Note 2.20.1)	1,088	-	-	-
Transfer	3	4	1	-
Remeasurements - Actuarial (gains)/ losses	(43)	73	94	57
Employee contribution	-	-	33	24
Benefits paid	(187)	(158)	161	(18)
Translation difference	3	1	199	37
Benefit obligations at the end	3,595	2,177	1,356	825
Change in plan assets
Fair value of plan assets at the beginning	2,407	1,817	775	650
Interest income	168	132	9	11
Transfer	5	4	1	-
Remeasurements- Return on plan assets excluding amounts included in interest income	47	20	76	48
Employee contribution	-	-	33	24
Employer contribution	1,281	590	41	28
Benefits paid	(178)	(155)	161	(18)
Translation difference	(1)	(1)	190	32
Fair value of plan assets at the end	3,729	2,407	1,286	775
Funded status	134	230	(70)	(50)
Defined benefit plan asset (Refer note 2.10)	168	257	-	-
Defined benefit plan liability	(34)	(27)	(70)	(50)

The amount for the year ended March 31, 2026 and March 31, 2025 recognized in the Statement of Profit and Loss under employee benefit expense are as follows:

(In crore)

Particulars	Gratuity		Pension
	Year ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Service cost	397	305	34	28
Net interest on the net defined benefit liability/asset	(11)	(10)	-	-
Plan amendments	1,088	-	-	-
Net cost	1,474	295	34	28

The amount for the year ended March 31, 2026 and March 31, 2025 recognized in the statement of other comprehensive income are as follows:

(In crore)

Particulars	Gratuity		Pension
	Year ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	(43)	73	94	57
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(47)	(20)	(76)	(48)
	(90)	53	18	9

Break up of actuarial (gains)/losses for year ended March 31, 2026 and March 31, 2025 is as follows:

(In crore)

Particulars	Gratuity		Pension
	Year ended March 31,		Year ended March 31,
	2026	2025	2026	2025
(Gain)/loss from change in demographic assumptions	-	-	(29)	-
(Gain)/loss from change in financial assumptions	(5)	39	25	36
(Gain) / loss from change in experience assumptions	(38)	34	98	21
	(43)	73	94	57

The weighted-average assumptions used to determine benefit obligations as at March 31, 2026 and March 31, 2025 are set out below:

Particulars	Gratuity		Pension
	As at March 31,		As at March 31,
	2026	2025	2026	2025
Discount Rate (1)	6.50%	6.5%	1.1%-4.1%	0.9%-3.4%
Weighted average rate of increase in compensation levels (2)	6%	6%	1%-3%	1%-3%
Weighted average duration of defined benefit obligation (3)	5.7 years	5.7 years	12 years	13 years

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2026 and March 31, 2025 are set out below:

Particulars	Gratuity		Pension
	Year ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Discount rate	6.5%	7.0%	0.9%-3.4%	1.5%-3.4%
Weighted average rate of increase in compensation levels	6%	6%	1%-3%	1%-3%

(1)	For domestic defined benefit plan in India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. For most of our overseas defined benefit plan, given that the market for high quality corporate bonds is not developed, the Government bond rate adjusted for corporate spreads is used.

(2)	The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company’s past compensation revision trends, inflation in respective markets and management’s estimate of future salary increases.

(3)	Attrition rate considered is the management’s estimate based on the past long-term trend of employee turnover in the Company. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of post-employment benefit obligation.

For domestic defined benefit plan in India, assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India. For overseas defined benefit plan, the assumptions regarding future mortality experience are set with regard to the latest statistics in life expectancy, plan experience and other relevant data.

The Company assesses all the above assumptions with its projected long-term plans of growth and prevalent industry standards.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust. The plan assets of the overseas defined benefit plan have been primarily invested in insurer managed funds and the asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations applicable to pension funds and the insurer managers. The insurers' investment are diversified and provide for guaranteed interest rates arrangements.

Actual return on assets (including remeasurement) of the gratuity plan for the year ended March 31, 2026 and March 31, 2025 were 215 crore and 152 crore, respectively and for the pension plan were 80 crore and 59 crore, respectively.

The contributions for gratuity are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law. The table below sets out the details of major plan assets into various categories as at March 31, 2026 and March 31, 2025:

Particulars	Pension
	As at March 31,
	2026	2025
Equity	38%	34%
Bonds	22%	30%
Real Estate/Property	24%	26%
Cash and Cash Equivalents	1%	1%
Other	15%	9%

These defined benefit plans expose the Company to actuarial risk which are set out below:

Interest rate risk: The present value of the defined benefit plan liability is generally calculated using a discount rate determined by reference to government bond yields and in certain overseas jurisdictions, it is calculated in reference to government bond yield adjusted for a corporate spread. If bond yields fall, the defined benefit obligation will tend to increase.

Life expectancy and investment risk: The pension fund offers the choice between a lifelong pension and a cash lump sum upon retirement. The pension fund has defined rates for converting the lump sum to a pension and there is the risk that the members live longer than implied by these conversion rates and that the pension assets don’t achieve the investment return implied by these conversion rates.

Asset volatility: A proportion of the pension fund is held in equities, which is expected to outperform corporate bonds in the long term but give exposure to volatility and risk in the short term. The pension fund board of insurer is responsible for the investment strategy and equity allocation is justified given the long-term investment horizon of the pension fund and the objective to provide a reasonable long term return on members’ account balances.

The sensitivity of significant assumptions used for valuation of defined benefit obligation is as follows :

(in crore)

Impact from	As at March 31, 2026
	Gratuity	Pension
	1% point increase / decrease	0.5% point increase / decrease
Discount Rate	185	56
Weighted average rate of increase in compensation level	199	9

Sensitivity for significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of defined benefit obligation, keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

The Company expects to contribute 490 crore to gratuity and 48 crore to pension during the fiscal 2027.

Maturity profile of defined benefit obligation:

(in crore)

	Gratuity	Pension
Within 1 year	591	88
1-2 year	491	99
2-3 year	464	95
3-4 year	429	86
4-5 year	399	94
5-10 years	1,507	407

b. Superannuation

The Company contributed 541 crore and 493 crore to the Superannuation trust during the year ended March 31, 2026 and March 31, 2025 respectively and the same has been recognized in the Statement of Profit and Loss account under the head employee benefit expense.

c. Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social and economic factors. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India.

The following tables set out the funded status of the defined benefit provident fund plan of Infosys limited and the amounts recognized in the Company's financial statements as at March 31, 2026 and March 31, 2025:

  (In crore)

Particulars	As at March 31,
	2026	2025
Change in benefit obligations
Benefit obligations at the beginning	13,867	11,879
Service cost	1,088	952
Employee contribution	2,036	1,683
Interest expense	940	862
Actuarial (gains) / loss	95	218
Benefits paid	(1,929)	(1,727)
Benefit obligations at the end	16,097	13,867
Change in plan assets
Fair value of plan assets at the beginning	13,928	11,812
Interest income	944	858
Remeasurements- Return on plan assets excluding amounts included in interest income	(415)	245
Employer contribution	1,170	1,057
Employee contribution	2,036	1,683
Benefits paid	(1,929)	(1,727)
Fair value of plan assets at the end	15,734	13,928
Funded status [surplus/(deficit)]	(363)	61
Irrecoverable Surplus (Effect of Asset Ceiling)	-	(61)
Net defined benefit asset/ (liability)	(363)	-

Amount for the year ended March 31, 2026 and March 31, 2025 recognized in the Statement of Profit and Loss under employee benefit expense:

(In crore)

Particulars	Year ended March 31,
	2026	2025
Service cost	1,088	952
Net interest on the net defined benefit liability	-	4
Net provident fund cost	1,088	956

Amount for the year ended March 31, 2026 and March 31, 2025 recognized in the statement of other comprehensive income:

  (In crore)

Particulars	Year ended March 31,
	2026	2025
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	95	218
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	415	(245)
Asset Ceiling Effect	(61)	61
Net interest on the net defined benefit asset	(4)	-
	445	34

The assumptions used in determining the present value obligation of the defined benefit plan under the Deterministic Approach are as follows:

Particulars	As at March 31,
	2026	2025
Government of India (GOI) bond yield (1)	6.50%	6.50%
Expected rate of return on plan assets	8.25%	8.00%
Remaining term to maturity of portfolio	6 years	6 years
Expected guaranteed interest rate	8.25%	8.25%

(1)	In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post- employment benefit obligations.

The breakup of the plan assets into various categories as at March 31, 2026 and March 31, 2025 is as follows:

Particulars	As at March 31,
	2026	2025
Central and State government bonds	63%	60%
Public sector undertakings and Private sector bonds	26%	28%
Others	11%	12%

The asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations.

The actuarial valuation of Provident Fund liability exposes the Company to interest rate risk. The defined benefit obligation calculated uses a discount rate based on government bonds. If bond yields fall, the defined benefit obligation will tend to increase.

As at March 31, 2026 the defined benefit obligation would be affected by approximately 76 crore and 151 crore on account of a 0.25% increase / decrease in the expected rate of return on plan assets.

The Company contributed 1,321 crore and 1,158 crore to the provident fund during the year ended March 31, 2026 and March 31, 2025, respectively. The same has been recognized in the net profit in the statement of profit and loss under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees.

Employee benefits cost include:

(In crore)

Particulars	Year ended March 31,
	2026	2025
Salaries and bonus(1)	70,931	65,425
Defined contribution plans	631	560
Defined benefit plans	2,823	1,481
	74,385	67,466

(1)	Includes employee stock compensation expense of 846 crore and 712 crore for the year ended March 31, 2026 and March 31, 2025, respectively (Refer to note 2.12).

2.22 EARNINGS PER EQUITY SHARE

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is the computation of basic earnings per equity share:

Particulars	Year ended March 31,
	2026	2025
Profit for the year	29,211	25,568
Basic earnings per equity share - weighted average number of equity shares outstanding	4,12,19,31,567	4,15,19,36,905
Basic earnings per equity share	70.87	61.58

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Year ended March 31,
	2026	2025
Profit for the year	29,211	25,568
Basic earnings per equity share - weighted average number of equity shares outstanding	4,12,19,31,567	4,15,19,36,905
Effect of dilutive common equivalent shares - share options outstanding	50,96,754	79,68,571
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	4,12,70,28,321	4,15,99,05,476
Diluted earnings per equity share	70.78	61.46

For the years ended March 31, 2026 and March 31, 2025, there were 858,370 and Nil options to purchase equity shares which had an anti-dilutive effect.

2.23 CONTINGENT LIABILITIES AND COMMITMENTS

Accounting Policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Contingent liabilities:
Claims against the Company, not acknowledged as debts(1)	1,944	1,772
[Amount paid to statutory authorities 2,399 crore (3,815 crore)]
Commitments:
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)(2)	1,070	868
Other Commitments*	23	27

*	Uncalled capital pertaining to investments

(1)	As at March 31, 2026 and March 31, 2025, claims against the Company not acknowledged as debts in respect of India income tax matters amounted to 1,326 crore and 1,290 crore, respectively.

The claims against the Company primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of issues of disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes, among others. These matters are pending before various Income Tax Authorities and the Management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company financial position and results of operations.

Amount paid to statutory authorities against the tax claims amounted to 2,381 crore and 3,810 crore as at March 31, 2026 and March 31, 2025, respectively.

(2)	Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipments.

Legal Proceedings

Government Investigation

The U.S. Department of Justice (“DOJ”) is conducting an investigation regarding how the Company classified certain H-1B visa-recipient employees working for one of its clients in immigration documents filed with certain U.S. government authorities. The Company is engaged in discussions with the DOJ regarding its ongoing investigation and continues its own inquiry regarding the matter. At this stage, the Company is unable to predict the outcome of this matter, including whether such outcome could have a material adverse effect on the Company’s business and results of operations.

Others

Apart from the foregoing, the Company is subject to legal proceedings and claims which have arisen in the ordinary course of business. The Company’s management reasonably expects that such ordinary course legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Company’s results of operations or financial condition.

2.24 RELATED PARTY TRANSACTIONS

List of related parties

Name of subsidiaries	Country	Holdings as at
		March 31, 2026	March 31, 2025
Infosys Technologies (China) Co. Limited (Infosys China)(1)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)(1)	Mexico	100%	100%
Infosys Technologies (Sweden) AB (Infosys Sweden)(1)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)(1)	China	100%	100%
EdgeVerve Systems Limited (EdgeVerve)(1)	India	100%	100%
Infosys Austria GmbH(1)	Austria	100%	100%
Skava Systems Private Limited (Skava Systems)(1)(28)	India	–	–
Infosys Chile SpA(1)	Chile	100%	100%
Infosys Arabia Limited(2)	Saudi Arabia	70%	70%
Infosys Consulting Ltda.(1)	Brazil	100%	100%
Infosys Luxembourg S.a.r.l(1)	Luxembourg	100%	100%
Infosys Consulting S.R.L.(45)	Argentina	100%	100%
Infosys Romania S.r.l. (formerly Infosys Consulting S.R.L. (Romania))(1)	Romania	100%	100%
Infosys Limited Bulgaria EOOD(1)	Bulgaria	100%	100%
Infosys Turkey Bilgi Teknolojileri Limited Sirketi(1)	Turkey	100%	100%
Infosys Germany Holding Gmbh(1)	Germany	100%	100%
Infosys Automotive and Mobility GmbH & Co. KG(1)	Germany	100%	100%
Infosys Green Forum(1)	India	100%	100%
Infosys Business Solutions LLC(1)	Qatar	100%	100%
WongDoody Inc.(30)	U.S.	–	–
IDUNN Information Technology Private Limited (1)	India	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)(1)	U.S.	100%	100%
Infosys Public Services Canada Inc. (11)	Canada	100%	100%
Infosys BPM Limited(1)	India	100%	100%
Infosys BPM UK Limited(3)	U.K.	100%	100%
Infosys (Czech Republic) Limited s.r.o.(3)	Czech Republic	100%	100%
Infosys Poland Sp z.o.o(3)	Poland	100%	100%
Infosys McCamish Systems LLC(3)	U.S.	100%	100%
Portland Group Pty Ltd(3)	Australia	100%	100%
Infosys BPO Americas LLC.(3)	U.S.	100%	100%
Panaya Inc. (Panaya)(1)	U.S.	100%	100%
Panaya Ltd.(4)	Israel	100%	100%
Panaya Germany GmbH (4)	Germany	100%	100%
Brilliant Basics Holdings Limited (Brilliant Basics)(1)(20)	U.K.	100%	100%
Brilliant Basics Limited (5)(20)	U.K.	100%	100%
Infosys Consulting Holding AG (1)	Switzerland	100%	100%
Infosys Management Consulting Pty Limited(6)	Australia	100%	100%
Infosys Consulting AG(6)	Switzerland	100%	100%
Infosys Consulting GmbH(6)	Germany	100%	100%
Infosys Consulting SAS(6)	France	100%	100%
Infy Consulting B.V.(6)	The Netherlands	100%	100%
Infosys Consulting (Belgium) NV(6)	Belgium	100%	100%
Infy Consulting Company Ltd(6)	U.K.	100%	100%
GuideVision s.r.o.(7)	Czech Republic	100%	100%
GuideVision Deutschland GmbH(8)	Germany	100%	100%
GuideVision Suomi Oy(8)	Finland	100%	100%
GuideVision Magyarország Kft(8)	Hungary	100%	100%
GuideVision Polska Sp. z.o.o(8)	Poland	100%	100%
GuideVision UK Ltd(8)(20)	U.K.	100%	100%
Infosys Nova Holdings LLC. (Infosys Nova)(1)	U.S.	100%	100%
Outbox systems Inc. dba Simplus (US)(31)	U.S.	–	–
Simplus ANZ Pty Ltd.(9)	Australia	100%	100%
Simplus Australia Pty Ltd(10)	Australia	100%	100%
Simplus Philippines, Inc.(9)	Philippines	100%	100%
Kaleidoscope Animations, Inc.(31)	U.S.	–	–
Blue Acorn iCi Inc (31)	U.S.	–	–
Infosys Singapore Pte. Ltd. (1)(41)	Singapore	100%	100%
Infosys Financial Services GmbH. (12)	Germany	100%	100%
Infosys South Africa (Pty) Ltd(12)	South Africa	100%	100%
Infosys (Malaysia) SDN. BHD. (12)	Malaysia	100%	100%
Infosys Middle East FZ LLC (12)	U.A.E	100%	100%
Infosys Norway (12)	Norway	100%	100%
Infosys Compaz Pte. Ltd (13)	Singapore	60%	60%
HIPUS Co., Ltd(13)(41)	Japan	79%	81%
Fluido Oy (12)	Finland	100%	100%
Fluido Sweden AB (14)	Sweden	100%	100%
Fluido Norway A/S(14)	Norway	100%	100%
Fluido Denmark A/S(14)	Denmark	100%	100%
Fluido Slovakia s.r.o(14)	Slovakia	100%	100%
Infosys Fluido UK, Ltd.(14)	U.K.	100%	100%
Infosys Fluido Ireland, Ltd.(15)	Ireland	100%	100%
Stater N.V.(13)	The Netherlands	75%	75%
Stater Nederland B.V.(16)	The Netherlands	75%	75%
Stater XXL B.V.(16)	The Netherlands	75%	75%
HypoCasso B.V.(16)	The Netherlands	75%	75%
Stater Belgium N.V./S.A.(16)	Belgium	75%	75%
Stater Gmbh(16)	Germany	75%	75%
Infosys Germany GmbH (12)(43)	Germany	–	100%
Wongdoody Gmbh (18)(43)	Germany	100%	100%
WongDoody (Shanghai) Co. Limited (19)	China	100%	100%
WongDoody limited (Taipei) (19)	Taiwan	100%	100%
WongDoody d.o.o (19)	Serbia	100%	100%
BASE life science A/S (12)	Denmark	100%	100%
BASE life science AG (21)	Switzerland	100%	100%
BASE life science GmbH (21)	Germany	100%	100%
BASE life science S.A.S (21)	France	100%	100%
BASE life science Ltd. (21)	U.K.	100%	100%
BASE life science S.r.l. (21)	Italy	100%	100%
Innovisor Inc.(21)	U.S.	100%	100%
BASE life science Inc.(17)	U.S.	100%	100%
BASE life science S.L.(21)	Spain	100%	100%
InSemi Technology Services Private Limited (23)	India	100%	100%
Elbrus Labs Private Limited (23)(22)	India	100%	100%
Infosys Services (Thailand) Limited (1)(25)	Thailand	100%	100%
Infy tech SAS (12)(24)	France	100%	100%
in-tech Holding GmbH (26)(32)	Germany	–	–
in-tech GmbH (26)	Germany	100%	100%
Friedrich & Wagner Asia Pacific GmbH (26)(32)	Germany	–	–
drivetech Fahrversuch GmbH (26)	Germany	100%	100%
in-tech Engineering S.R.L. (formerly known as ProIT) (26)(44)	Romania	100%	100%
in-tech Automotive Engineering de R.L. de C.V (26)(40)	Mexico	–	100%
Friedrich Wagner Holding Inc.(26)(20)	U.S.	100%	100%
in-tech Automotive Engineering SL (26)	Spain	100%	100%
in-tech Automotive Engineering LLC (26)(29)	U.S.	–	–
in-tech Services LLC (26)(29)	U.S.	–	–
in-tech Engineering s.r.o (26)	Czech Republic	100%	100%
in-tech Engineering GmbH (26)	Austria	100%	100%
in-tech Engineering services S.R.L (26)(44)	Romania	–	100%
in-tech Group Ltd (26)	U.K.	100%	100%
In-tech Automotive Engineering Shenyang Co. Ltd (26)	China	100%	100%
in-tech Group India Private Ltd (26)	India	100%	100%
In-tech Automotive Engineering Beijing Co., Ltd (26)	China	100%	100%
Infosys Germany SE (formerly known as Blitz 24-893 SE) (27)(43)	Germany	100%	100%
Infosys Limited SPC (1)(33)	Oman	100%	100%
Infosys BPM Netherlands B.V. (17)(34)	The Netherlands	100%	100%
Infosys Energy Consulting Services LLC (9)(35)	U.S.	100%	–
Infosys Saudi Arabia LLC (1)(36)	Saudi Arabia	100%	–
Infosys Australia Technology Service Pty Ltd (12)(37)	Australia	100%	–
MRE Consulting Ltd (38)	U.S.	100%	–
MRE Technology Services, LLC (38)	U.S.	100%	–
The Missing Link Automation Pty Ltd (39)	Australia	100%	–
The Missing Link Network Integration Pty Ltd (39)	Australia	100%	–
The Missing Link Security Pty Ltd (39)	Australia	100%	–
The Missing Link Security Ltd (39)	U.K.	100%	–
Infosys BPM Canada Inc (17)(42)	Canada	100%	–
Infosys Enterprise Business Services Pty Ltd (12)(46)	Australia	100%	–

(1)	Wholly-owned subsidiary of Infosys Limited

(2)	Majority owned and controlled subsidiary of Infosys Limited

(3)	Wholly-owned subsidiary of Infosys BPM Limited

(4)	Wholly-owned subsidiary of Panaya Inc.

(5)	Wholly-owned subsidiary of Brilliant Basics Holding Limited.

(6)	Wholly-owned subsidiary of Infosys Consulting Holding AG

(7)	Wholly-owned subsidiary of Infy Consulting Company Limited

(8)	Wholly-owned subsidiary of GuideVision s.r.o.

(9)	Wholly-owned subsidiary of Infosys Nova Holdings LLC

(10)	Wholly-owned subsidiary of Simplus ANZ Pty Ltd

(11)	Wholly-owned subsidiary of Infosys Public Services, Inc.

(12) Wholly-owned subsidiary of Infosys Singapore Pte. Ltd.

(13)	Majority owned and controlled subsidiary of Infosys Singapore Pte. Ltd.

(14)	Wholly-owned subsidiary of Fluido Oy

(15)	Wholly-owned subsidiary of Infosys Fluido UK, Ltd.

(16)	Wholly-owned subsidiary of Stater N.V

(17)	Wholly-owned subsidiary of Infosys BPM UK Ltd.

(18)	Wholly-owned subsidiary of Infosys Germany GmbH

(19)	Wholly-owned subsidiary of Wongdoody Gmbh

(20)	Under liquidation

(21)	Wholly-owned subsidiary of BASE life science A/S

(22)	Wholly-owned subsidiary of InSemi Technology Services Private Limited

(23)	On May 10, 2024 Infosys Ltd. acquired 100% of voting interests in InSemi Technology Services Private Limited along with its subsidiary Elbrus Labs Private Limited

(24)	Incorporated on July 03, 2024

(25)	Incorporated on July 26, 2024

(26)	On July 17, 2024, Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited, acquired 100% of voting interests in in-tech Holding GmbH along with its subsidiary in-tech GmbH along with its six subsidiaries in-tech Automotive Engineering SL, in-tech Engineering S.R.L. (formerly known as ProIT), in-tech Automotive Engineering de R.L. de C.V, drivetech Fahrversuch GmbH, Friedrich Wagner Holding Inc along with its two subsidiaries (in-tech Automotive Engineering LLC and in-tech Services LLC) and Friedrich & Wagner Asia Pacific GmbH along with its five subsidiaries in-tech engineering s.r.o, in-tech engineering GmbH, in-tech engineering services S.R.L, in-tech Group Ltd along with its subsidiary (in-tech Group India Private Limited) and In-tech Automotive Engineering Shenyang Co., Ltd along with its subsidiary (In-tech Automotive Engineering Beijing Co., Ltd). Subsequently on September 01, 2024 in-tech Group India Private Limited became a wholly-owned subsidiary of Infosys limited.

(27)	On October 17, 2024, Infosys Singapore Pte Ltd. acquired 100% of voting interests in Infosys Germany SE (formerly known as Blitz 24-893 SE)

(28)	Liquidated effective November 14, 2024

(29)	Liquidated effective November 30, 2024

(30)	WongDoody Inc, a wholly-owned subsidiary of Infosys limited merged into Infosys Nova Holdings LLC effective January 1, 2025

(31)	Kaleidoscope Animations, Blue Acorn iCi Inc and Outbox systems Inc. dba Simplus (US) merged into Infosys Nova Holdings LLC effective January 1,2025

(32)	in-tech Holding GmbH and Friedrich & Wagner Asia Pacific GmbH merged into in-tech GmbH effective January 1,2025

(33)	Incorporated on December 12, 2024

(34)	Incorporated on March 20, 2025

(35)	Incorporated on April 16, 2025

(36)	Incorporated on April 21, 2025

(37)	Incorporated on April 23, 2025

(38)	On April 30, 2025, Infosys Nova Holdings LLC, a wholly-owned subsidiary of Infosys Limited, acquired 98.21% of partnership interests in MRE Consulting Ltd along with its subsidiary MRE Technology Services, LLC.The remaining 1.79% was acquired by Infosys Energy Consulting Services LLC, a Wholly-owned subsidiary of Infosys Nova Holdings LLC

(39)	On April 30, 2025, Infosys Australia Technology Service Pty Ltd, a wholly owned subsidiary of Infosys Singapore Pte. Limited, acquired 100% of voting interests in The Missing Link Automation Pty Ltd, The Missing Link Network Integration Pty Ltd and The Missing Link Security Pty Ltd along with its subsidiary The Missing Link Security Ltd

(40)	Liquidated effective May 07, 2025

(41)	On May 13, 2025, Infosys Singapore Pte Ltd diluted 2% stake of HIPUS Co., Ltd to Mitsubishi Heavy Industries, Ltd.

(42)	Incorporated on July 28, 2025

(43)	Infosys Germany Gmbh, a Wholly-owned subsidiary of Infosys Singapore Pte Ltd merged into Infosys Germany SE (formerly known as Blitz 24-893 SE) effective September 24, 2025

(44)	in-tech Engineering services S.R.L, (Wholly-owned subsidiary of in-tech GmbH) merged into in-tech Engineering S.R.L. (formerly known as ProIT and wholly-owned subsidiary of in-tech GmbH) effective November 30, 2025

(45)	Infosys Consulting S.R.L. (Argentina) (formerly a majority owned and controlled subsidiary of Infosys Limited) became the majority owned and controlled subsidiary of Infosys Nova Holdings LLC with effect from January 28, 2026

(46)	Incorporated on March 19, 2026

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys Limited
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys Limited
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys Limited
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust
Infosys Expanded Stock Ownership Trust	India	Controlled trust
Infosys Foundation	India	Trust jointly controlled by KMP

Refer to note 2.21 for information on transactions with post-employment benefit plans mentioned above.

List of key management personnel

Whole-time directors

Salil Parekh, Chief Executive Officer and Managing Director

Non-whole-time directors

Nandan M. Nilekani

D. Sundaram

Micheal Gibbs

Bobby Parikh

Chitra Nayak

Govind Iyer

Helene Auriol Potier

Nitin Paranjpe

Executive Officers

Inderpreet Sawhney, Chief Legal Officer and Chief Compliance Officer

Jayesh Sanghrajka, Chief Financial Officer

Shaji Mathew, Chief Human Resources Officer

Company Secretary

A. G. S. Manikantha

The details of amounts due to or due from related parties as at March 31, 2026 and March 31, 2025 are as follows:

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Trade receivables
BASE life science A/S	8	3
BASE life science AG	2	–
Infosys China	1	1
Infosys Mexico	5	2
Infosys BPM Limited	14	13
Infy Consulting Company Limited	12	8
Infosys Public Services	61	93
Infosys Public Services Canada Inc.	1	2
Infosys Sweden	13	25
Fluido Oy	11	7
Fluido Denmark A/S	21	4
Infosys McCamish Systems LLC	7	6
Panaya Ltd	1	1
Infosys Compaz Pte Ltd	63	27
Stater Nederland B.V.	21	8
Infosys Luxembourg S.a.r.l	19	27
Infosys Chile SPA	1	1
Infosys South Africa (Pty) Ltd	–	2
HIPUS Co., Ltd	1	1
Infosys Middle East FZ LLC	10	9
Infosys Nova Holdings LLC	1	10
Infosys Consulting S.R.L. (Romania)	2	–
MRE Consulting, Ltd.	1	–
The Missing Link Security Pty Ltd	1	–
The Missing Link Network Int Pty Ltd	1	–
Stater N.V.	1	–
EdgeVerve Systems Limited	31	–
Infosys Business Solutions LLC	5	–
INFY Tech SAS	10	–
Insemi Technology Service	2	–
Portland Group Pty Ltd	11	–
	338	250
Loans
Insemi Technology Service	–	10
	–	10
Prepaid expense and other receivabes
Panaya Ltd	115	127
GuideVision, s.r.o.	5	1
EdgeVerve Systems Limited	17	23
Infosys Green Forum	4	–
	141	151
Other financial assets
Infosys BPM Limited	17	16
Infosys Consulting GmbH	3	3
Infosys China	27	23
Infosys Shanghai	1	–
Infy Consulting Company Limited	35	23
Infosys Management Consulting Pty Ltd	3	2
Infosys Consulting AG	5	3
Infy Consulting B.V.	3	1
Fluido Oy	15	7
Infosys McCamish Systems LLC	–	111
Infosys Automotive and Mobility GmbH & Co. KG	3,458	2,584
Fluido Sweden AB	3	2
Fluido Denmark A/S	4	3
Infosys Fluido UK Ltd	2	1
Infosys Consulting S.R.L. (Romania)	4	3
Infosys Public Services	–	5
Simplus Philippines, Inc.	2	4
Simplus Australia Pty Ltd	2	2
Infosys Luxembourg S.a.r.l	1	1
Infosys Business Solutions LLC	–	2
Infosys Compaz PTE Ltd	1	–
GuideVision, s.r.o.	1	2
IDUNN Information Technology Private Limited	–	1
WongDoody GmbH	26	14
Infosys Turkey Bilgi Teknolojikeri Limited Sirketi	1	2
Infosys Consulting S.R.L. (Argentina)	3	3
BASE life science SL	4	2
BASE life science A/S	1	3
Infosys Norway	1	2
Infosys Green Forum	2	–
Infosys Sweden	1	1
HIPUS Co., Ltd	3	2
EdgeVerve	63	47
BASE life science AG	1	–
BASE life science GmbH	1	–
Fluido Norway AS	3	1
GuideVision Magyarország Kft.	–	2
Infosys Nova	73	28
Infosys Services Thailand	–	1
Infosys South Africa (Pty) Ltd	–	1
BASE life science Ltd	1	–
Insemi Technology Service	1	–
MRE Consulting, Ltd.	1	–
Panaya	1	–
Fluido Slovakia s.r.o	1	–
In-tech GmbH	1	–
	3,776	2,908
Unbilled revenues
EdgeVerve Systems Limited	122	146
Infosys Consulting S.R.L.(Romania)	1	1
Infosys McCamish Systems LLC	–	45
Infosys Poland sp. z o o	1	1
Stater Nederland B.V.	7	5
in-tech GmbH	14	–
	145	198
Trade payables
Infosys China	20	19
Infosys BPM Limited	150	136
Infosys (Czech Republic) Limited s.r.o.	18	15
Infosys Mexico	80	25
Infosys Sweden	–	53
Infosys Shanghai	16	13
Infosys Management Consulting Pty Ltd	45	20
Infosys Singapore Pte. Ltd	21	16
Infy Consulting Company Limited	470	370
Infosys (Malaysia) SDN. BHD.	12	12
Panaya Ltd	16	5
Infosys Public Services	2	1
Portland Group Pty Ltd	–	2
Infosys Chile SpA	3	2
Infosys Compaz Pte Ltd	3	4
Infosys Middle East FZ LLC	2	3
Infosys Poland Sp. Z.o.o	45	42
Infosys Luxembourg S.a.r.l	3	8
Infosys Consulting S.R.L. (Romania)	24	44
Fluido Oy	5	5
Fluido Sweden AB	1	3
EdgeVerve Systems Limited	–	20
Fluido Denmark A/S	1	1
Infosys Fluido UK Ltd	6	6
BASE life science AG	2	1
BASE life science GmbH	1	1
BASE life science Ltd.	12	2
Wongdoody D.O.O	1	1
WongDoody GmbH	2	2
BASE life science SL	2	2
BASE life science S.r.l.	1	–
BASE life science Inc.	–	1
Infosys Business Solutions LLC	1	1
Infosys South Africa (Pty) Ltd	2	6
Infosys Norway	2	6
Infosys Automotive and Mobility GmbH & Co. KG	3	–
Infosys Limited Bulgaria EOOD	16	6
Infosys Consulting Ltda	19	9
BASE life science A/S	8	4
Infosys Nova	52	40
BASE life science S.A.S	1	–
in-tech GmbH	2	–
Infosys Germany Holding GmbH	2	–
The Missing Link Security Pty Ltd	6	–
Fluido Norway AS	1	–
	1,079	907
Other financial liabilities
Infosys BPM Limited	51	47
Infosys Mexico	4	2
Infosys Norway	1	1
GuideVision, s.r.o.	27	11
Simplus Australia Pty Ltd	20	5
Simplus Philippines, Inc.	5	2
GuideVision Polska SP. Z O.O.	2	1
Infosys Public Services	1	10
GuideVision Magyarország Kft.	1	1
Infosys Consulting Ltda	4	2
Infosys Consulting AG	2	1
Infosys Automotive and Mobility GmbH & Co. KG	197	320
IDUNN Information Technology Private Limited	–	16
EdgeVerve Systems Limited	416	293
Infy Consulting Company Limited	–	15
Infosys South Africa (Pty) Ltd	–	5
Infosys Sweden	–	5
Infosys Compaz PTE Ltd	1	6
Infosys McCamish Systems LLC	35	7
Infosys Green Forum	6	2
GuideVision Deutschland GmbH	–	1
Infosys Middle East FZ LLC	8	–
BASE life science A/S	5	2
Infosys Consulting GmbH	–	1
Insemi Technology Service	1	–
Infosys Luxembourg S.a.r.l	1	6
Infosys Nova	387	200
Infosys Singapore Pte. Ltd	1	–
MRE Consulting, Ltd.	48	–
Infosys Public Services Canada Inc.	2	–
Infosys Turkey Bilgi Teknoloji	1	–
Infosys Chile SPA	1	–
Infosys Business Solutions LLC	4	–
	1,232	962
Accrued expenses
BASE life science A/S	5	1
EdgeVerve Systems Limited	16	13
Infosys BPM Limited	31	29
BASE life science Ltd	1	1
Infosys Germany Holding GmbH	–	7
Infosys Nova Holdings LLC	1	4
In-tech group Ltd.	2	1
BASE life sciences SL.	1	–
in-tech GmbH	2	–
in-tech Group India Private Ltd,	1	–
	60	56

(In crore)

Particulars	Maximum amount outstanding during the
	Year ended March 31,
	2026	2025
Loans and advances in the nature of loans given to subsidiaries
Insemi Technology Service	10	10

The details of the related parties transactions entered into by the Company for the year ended March 31, 2026 and March 31, 2025 are as follows:

(In crore)

Particulars	Year ended March 31,
	2026	2025
Capital transactions:
Financing transactions
Equity
Infosys Singapore Pte Ltd.	494	4,317
Infosys Nova Holdings LLC	291	–
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	–	31
Insemi Technology Service	–	198
in-tech	–	15
Infosys Consulting S.R.L (Argentina)	(2)	–
Infosys Services (Thailand) Limited	–	13
	783	4,574
Loans given
Insemi Technology Service	–	10
	–	10
Loans repaid
Insemi Technology Service	10	–
	10	–
Revenue transactions:
Purchase of services
Infosys China	224	214
Infosys Management Consulting Pty Ltd	486	385
Infy Consulting Company Limited	2,689	2,075
Infosys Singapore Pte. Ltd	237	181
Portland Group Pty Ltd	18	17
Infosys (Czech Republic) Limited s.r.o.	190	209
Infosys BPM Limited	2,156	2,216
Infosys Sweden	125	160
Infosys Shanghai	172	151
Infosys Mexico	392	299
Infosys Public Services	7	8
Panaya Ltd	137	147
Infosys Poland Sp. Z.o.o	479	350
Infosys Consulting S.R.L. (Romania)	298	268
Infosys Compaz Pte Ltd	31	17
Infosys Consulting Ltda	186	139
BASE life science A/S	80	26
Kaleidoscope Animations, Inc.	–	233
Infosys Chile SpA	23	28
Infosys Middle East FZ LLC	31	43
Fluido Oy	44	68
Fluido Sweden AB	19	44
Fluido Denmark A/S	9	10
Infosys McCamish Systems LLC	12	9
GuideVision, s.r.o.	173	88
GuideVision Polska SP. Z O.O.	21	12
Simplus Australia Pty Ltd	85	86
Simplus Philippines, Inc.	26	31
Outbox systems Inc. dba Simplus (US)	–	148
Infosys Fluido UK Ltd	67	65
Blue Acorn iCi Inc	–	321
GuideVision Deutschland GmbH	–	7
GuideVision Suomi Oy	4	2
GuideVision Magyarország Kft.	6	9
Infosys Limited Bulgaria EOOD	89	74
WongDoody, Inc	–	509
Infosys Luxembourg S.a.r.l	26	13
Infosys (Malaysia) SDN. BHD.	157	151
Wongdoody D.O.O	11	6
WongDoody limited Taipei	1	2
Fluido Norway A/S	4	3
Infosys Consulting S.R.L. (Argentina)	–	1
Infosys South Africa (Pty) Ltd	48	45
Infosys Business Solutions LLC	5	4
WongDoody GmbH	13	11
BASE life science AG	18	15
BASE life science S.r.l.	1	2
BASE life science Inc.	–	10
BASE life science Ltd.	18	12
BASE life science GmbH	8	5
BASE life science SL	26	12
Infosys Norway	43	37
Insemi Technology Service	48	7
EdgeVerve Systems Limited	48	93
Infosys Germany Holding GmbH	–	7
Infosys Nova Holdings LLC	2,240	436
In-tech group Ltd.	12	1
BASE life science S.A.S	1	–
in-tech GmbH	14	–
in-tech Engineering S.R.L	1	–
in-tech Group India Private Ltd,	8	–
The Missing Link Security Pty Ltd	6	–
Infosys Automotive and Mobility GmbH & Co. KG	3	–
MRE Consulting, Ltd.	46	–
	11,322	9,522
Purchase of shared services including facilities and personnel
Infosys BPM Limited	195	9
Infosys China	8	–
WongDoody, Inc	–	6
Infosys McCamish Systems LLC	34	1
Infosys Green Forum	44	42
Kaleidoscope Animations, Inc.	–	1
Infosys Mexico	–	1
Outbox systems Inc. dba Simplus (US)	–	2
Infosys Consulting AG	4	2
Infosys Automotive and Mobility GmbH & Co.KG	163	150
WongDoody GmbH	10	9
Infosys Nova Holdings LLC	4	2
Infosys Technologies (Sweden) AB.	–	1
Infosys Singapore Pte. Ltd.	3	9
Infosys Compaz Pte. Ltd	2	–
GuideVision, s.r.o.	1	1
WongDoody Code d.o.o	–	1
BASE life science A/S	4	3
Infosys Poland Sp. z.o.o.	10	–
Fluido Oy	1	–
Infy Consulting Company Limited	–	–
MRE Consulting, Ltd.	1	–
	484	240
Interest income
Insemi Technology Service	–	1
	–	1

Guarantee income
Infosys Singapore Pte. Ltd.	1	1
	1	1

Dividend income
EdgeVerve Systems Limited	1,574	525
Infosys Consulting Holding AG	168	148
Infosys Sweden	135	–
Infosys BPM Limited	799	849
	2,676	1,522
Sale of services
Infosys China	9	16
Infosys Mexico	23	23
Infy Consulting Company Limited	66	56
Infosys BPM Limited	168	147
Fluido Oy	3	4
Fluido Denmark A/S	15	4
Infosys Luxembourg S.a.r.l	143	163
Infosys Middle East FZ LLC	32	26
Infosys McCamish Systems LLC	78	90
Infosys Sweden	76	92
Infosys Shanghai	–	2
EdgeVerve Systems Limited	956	1,001
Infosys Public Services	682	659
Infosys Compaz Pte Ltd	171	160
Infosys Consulting Ltda	1	–
Simplus Australia Pty Ltd	1	2
Infosys Chile SpA	5	7
Blue Acorn iCi Inc	–	2
Portland Group Pty Ltd	3	–
Kaleidoscope Animations, Inc.	–	1
Infosys Singapore Pte. Ltd.	1	–
BASE life science A/S	15	14
BASE life science GmbH	–	1
Infosys Business Solutions LLC	13	–
Infosys South Africa (Pty) Ltd	5	2
BASE life science AG	2	4
Infosys Public Services Canada Inc.	14	32
Stater N.V.	2	3
Stater Nederland B.V.	92	69
Infosys Consulting S.R.L.(Romania)	2	–
Infosys Nova Holdings LLC.	3	–
Insemi Technology Service	2	–
Infy Tech SAS	11	–
in-tech GmbH	14	–
Stater Belgium N.V./S.A.	2	–
MRE Consulting, Ltd.	1	–
	2,611	2,580
Sale of shared services including facilities and personnel
EdgeVerve Systems Limited	58	47
Panaya Ltd	12	10
GuideVision, s.r.o.	5	5
Infy Consulting Company Limited	19	20
Infosys Public Services, Inc.	4	8
Infosys Public Services Canada Inc.	1	–
Infosys McCamish System LLC	2	5
Infosys China	8	1
Infosys Luxembourg S.a.r.l	5	4
Infosys Singapore Pte. Ltd	1	9
Infosys Shanghai	2	2
Portland Group Pty. Limited	1	–
Infosys Poland Sp. z.o.o.	2	2
WongDoody, Inc.	–	7
Wongdoody GmbH	9	11
Fluido Oy	8	5
Fluido Denmark A/S	1	1
Infosys Fluido U.K., Ltd	1	1
Outbox systems Inc. dba Simplus (US)	–	3
Infosys BPO Americas LLC	1	–
Infosys Consulting AG	3	2
Infy Consulting B.V.	4	2
Infosys Consulting SAS	2	2
Infosys Consulting GmbH	1	1
HIPUS Co. Limited	1	–
Kaleidoscope Animations, Inc	–	7
Blue Acorn iCi Inc.	–	6
Infosys Automotive and Mobility GmbH & Co.KG	791	739
Infosys Green Forum	5	5
Infosys BPM Limited (1)	181	143
Infosys Management Consulting Pty Ltd	2	1
Infosys Sweden	1	2
Infosys Mexico	1	1
Infosys Compaz PTE Ltd	1	–
Infosys Consulting Ltda	–	1
BASE life science A/S	4	3
BASE life science Ltd	1	1
BASE life sciences SL.	2	1
Infosys Consulting S.R.L. (Romania)	1	1
Fluido Sweden AB	1	1
Simplus Australia Pty Ltd	1	1
Simplus Philippines, Inc.	3	4
Infosys Nova Holdings LLC	32	3
GuideVision Magyarország Kft.	1	2
Fluido Norway AS	2	–
Infosys Germany Holding GmbH	1	–
Insemi Technology Service	10	–
MRE Consulting, Ltd.	1	–
The Missing Link Security Pty Ltd	1	–
The Missing Link Network Integration Pty Ltd	1	–
in-tech GmbH	1	–
	1,196	1,070
Revenue Transfer
EdgeVerve Systems Limited	3,433	3,059
	3,433	3,059
Cost Transfer
EdgeVerve Systems Limited	414	569
	414	569
Any other transaction
Infosys Foundation	351	390
	351	390

(1)	Includes sale of fixed assets of 11 crore and 4 crore for the year ending March 31, 2026 and March 31, 2025, respectively

The Company’s related party transactions during the year ended March 31, 2026 and March 31, 2025 and outstanding balances as at March 31, 2026 and March 31, 2025 are with its subsidiaries with whom the Company generally enters into transactions which are at arms length and in the ordinary course of business.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(In crore)

Particulars	Year ended March 31,
	2026	2025
Salaries and other short term employee benefits to whole-time directors and executive officers(1)(2)	124	118
Commission and other benefits to non-executive / independent directors	20	19
Total	144	137

(1)	Total employee stock compensation expense for the year ended March 31, 2026 and March 31, 2025, includes a charge of 70 crore and 70 crore respectively, towards key management personnel.(Refer to note 2.12)

(2)	Does not include post-employment benefits and other long-term benefits based on actuarial valuation as these are done for the Company as a whole.

2.25 CORPORATE SOCIAL RESPONSIBILITY (CSR)

As per Section 135 of the Companies Act, 2013, a company, meeting the applicability threshold, needs to spend at least 2% of its average net profit for the immediately preceding three financial years on corporate social responsibility (CSR) activities. The areas for CSR activities are education, skilling & livelihoods, environment sustainability and ecological balance, healthcare including preventive health and others (promotion of national heritage, art and culture, rural development and disaster relief and rehabilitation). A CSR committee has been formed by the company as per the Act. The funds were primarily utilized through the year on these activities which are specified in Schedule VII of the Companies Act, 2013:

(In crore)

Particulars		As at
		March 31, 2026	March 31, 2025
i)	Amount required to be spent by the company during the year	577	540
ii)	Amount of expenditure incurred	558	524
iii)	Shortfall at the end of the year*	19	16
iv)	Total of previous years shortfall	7	–
v)	Reason for shortfall	Pertains to ongoing projects	Pertains to ongoing projects
vi)	Nature of CSR activities	Education, skilling & livelihoods, environment sustainability and ecological balance, healthcare including preventive health and others (promotion of national heritage, art and culture, rural development and disaster relief and rehabilitation )	Promoting education, promoting gender equality by empowering women, healthcare, environment sustainability, art and culture, destitute care and rehabilitation, disaster relief, COVID-19 relief and rural development projects.
vii)	Details of related party transactions, e.g. contribution to a trust controlled by the company in relation to CSR expenditure as per relevant Accounting Standard	351	390
viii)	Where a provision is made with respect to a liability incurred by entering into a contractual obligation, the movements in the provision during the year shall be shown separately	NA	NA

*	The unspent amount will be transferred to unspent CSR account within 30 days from the end of the financial year, in accordance with the Companies Act, 2013 read with the CSR Amendment Rules.

2.26 SEGMENT REPORTING

The Company publishes this financial statement along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the consolidated financial statements.

2.27 Ratios

The ratios for the years ended March 31, 2026 and March 31, 2025 are as follows:

Particulars	Numerator	Denominator	March 31, 2026	March 31, 2025	Variance
Current Ratio	Current assets	Current liabilities	2.0	2.4	(16.5%)
Debt – Equity Ratio	Total Debt (represents lease liabilities) (1)	Shareholder’s Equity	0.0	0.0	0.7%
Debt Service Coverage Ratio	Earnings available for debt service(2)	Debt Service(3)	35.8	33.9	5.6%
Return on Equity (ROE)	Net Profits after taxes	Average Shareholder’s Equity	34.7%	30.3%	4.4%
Trade receivables turnover ratio	Revenue	Average Trade Receivable	5.2	5.3	-1.0%
Trade payables turnover ratio	Purchases of services and other expenses	Average Trade Payables	12.5	13.5	-7.5%
Net capital turnover ratio	Revenue	Working Capital	3.6	3.0	21.3%
Net profit ratio	Net Profit	Revenue	19.6%	18.7%	0.9%
Return on capital employed (ROCE)	Earning before interest and taxes	Capital Employed(4)	45.6%	38.9%	6.7%
Return on Investment(ROI)
Unquoted	Income generated from investments	Time weighted average investments	15.1%	9.7%	5.4%
Quoted	Income generated from investments	Time weighted average investments	7.6%	8.2%	(0.6%)

(1)	Debt represents only lease liabilities

(2)	Net Profit after taxes + Non-cash operating expenses + Interest + other adjustments like loss on sale of Fixed assets etc.

(3)	Lease payments for the current year

(4)	Tangible net worth + deferred tax liabilities + Lease Liabilities for and on behalf of the Board of Directors of Infosys Limited

	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437
Bengaluru April 23, 2026	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918